2003 Annual Report



U.S. Cellular

About U.S. Cellular

Chicago-based U.S. Cellular, the eighth-largest wireless service provider in the United States, operates and invests in wireless systems across the country. At year-end 2003, the company employed 6,225 associates, who served 4.4 million customers in 147 markets in 26 states.

U.S. Cellular operates on a customer satisfaction strategy, meeting customer needs by providing a comprehensive range of wireless products and services, superior customer support and a high-quality network.

The company's common shares are traded on the American Stock Exchange under the symbol USM. U.S. Cellular is a business unit of Telephone and Data Systems, Inc., which owns 82.1 percent of the company and is traded on the American Stock Exchange under the symbol TDS.



2003 was a milestone year for U.S. Cellular and the wireless industry. Twenty years earlier, in 1983, the first cellular network and first commercial portable phone debuted, as did U.S. Cellular. All of these events happened in the company's hometown of Chicago, which U.S. Cellular began serving in 2002.

We proudly deliver the best in customer satisfaction.

Financial Highlights

(Dollars in thousands, except per share amounts)	2003 (as restated)	2002 (as restated)	Percent Change
Service Revenues	$2,423,789	$2,098,893	15%
Operating Income	118,983	281,166	(58)%
Depreciation, Amortization and Accretion	432,333	351,154	23%
Operating Income before Depreciation, Amortization and Accretion*	551,316	632,320	(13)%
Loss on Impairment of Intangible Assets	49,595	—	n/m
Loss on Assets Held for Sale	45,908	—	n/m
As Adjusted*	646,819	632,320	2%
Net Income (Loss)	$ 42,660	$ (26,945)	n/m
Basic Weighted Average Shares Outstanding (000s)	86,136	86,086	0%
Basic Earnings per Share from Net Income (Loss)	$ 0.50	$ (0.31)	n/m
Total Assets	$4,945,747	$4,769,597	4%
Common Shareholders' Equity	$2,465,403	$2,402,377	3%
Return on Average Equity	2.3%	(0.8)%	n/m
Customer Units	4,409,000	4,103,000	7%
Average Service Revenue per Customer (ARPU)	$ 47.38	$ 47.25	0%
Consolidated Markets	235	210	12%
Capital Expenditures	$ 632,526	$ 730,645	(13)%

n/m = percent change not meaningful

* *See page 18 for a discussion of reasons for the use of non-GAAP financial information.*

Total Customers
(in thousands)

5-Year Compound Annual Growth Rate: 15%



5,000
4,000
3,000
2,000
1,000
0
2,602
3,061
3,461
4,103
4,409
'99
'00
'01
'02
'03

Service Revenues
(in millions)

5-Year Compound Annual Growth Rate: 14%



$2,600
$1,950
$1,300
$650
0
$1,526
$1,654
$1,826
$2,099
$2,424
'99
'00
'01
'02
'03

Table of Contents

U.S. Cellular Licensed Areas

☆ U.S. Cellular Corporate Headquarters – Chicago, Ill.

■ Markets currently in operation

Markets under construction in 2004

□ Markets included in the August 2003 AT&T Wireless transaction and not yet under construction


WA
OR
ID
CA

We made great strides in strengthening U.S. Cellular's footprint in 2003. Among our achievements was exchanging wireless assets with AT&T Wireless. We traded our Georgia and north Florida markets for new spectrum in markets adjacent to or overlapping existing U.S. Cellular operations. We're now building out several of those markets and plan to launch service in 2004 in Oklahoma City, Okla.; Lincoln, Neb.; and Portland, Maine. These markets will broaden our coverage and enhance the service we provide to our 4.4 million customers – all in line with our customer satisfaction strategy.


ME
VT
NH
NY
MI
MN
WI
MI
PA
IA
IN
OH
MD
IL
WV
VA
KS
MO
NC
TN
OK
SC
AR
FL

as of March 2004



John E. Rooney
President and
Chief Executive Officer

LeRoy T. Carlson, Jr.
Chairman

U.S. Cellular's strategy of profitable growth through customer satisfaction drove numerous accomplishments in 2003.

During the year – U.S. Cellular's 20th – our associates worked relentlessly and performed beautifully. They showed a special focus, energy and dedication that helped create a loyal, expanding customer base and solid operating results.

We added 447,000 net new customers through our marketing channels in 2003, which helped expand our customer base 7 percent, so that U.S. Cellular proudly served a total of 4.4 million customers by year end. This customer growth drove an 18 percent increase in operating revenues to $2.6 billion.

Our operating expenses totaled $2.5 billion, up 29 percent over 2002. The increase reflects not only the integration and promotion of our new Chicago market but also higher depreciation, amortization and accretion expense, which grew 23 percent. Operating income was $119 million for the year. Net income was $43 million, or $0.50 per share.

After U.S. Cellular reported year-end 2003 results, the company announced in April the restatement of its 2003 and 2002 financial statements related to the implementation of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." The restatement, which is discussed in detail in the financial discussion of this report, did not affect revenues, cash or cash flows.

Delivering Results – A Closer Look at 2003

When your strategy is focused on customer satisfaction, you achieve the kinds of positive results that we did in 2003. Everything we undertake works toward the goal of satisfied customers: broadening our geographic footprint in our key markets; delivering excellent customer service; improving the quality of our already superb network and launching new products and services. At the same time, we are financially disciplined and responsible. We aim to grow profitably and keep the company financially strong. Just as our customers expect the excellent service we provide, so too do our shareholders expect sound financial results, and we aim to deliver on both.

To the Stakeholders of Our Dynamic Organization

We Made Exceptional Progress on our Strategy in 2003

- Launching eight new markets – Omaha, Neb.; St. Joseph, Mo.; Council Bluffs, Iowa; Rochester, Minn.; South Bend and Fort Wayne, Ind.; and Stillwater and Enid, Okla.
- Exchanging our Georgia and north Florida properties with AT&T Wireless for 10 and 20 MHz PCS licenses, which are adjacent to or in our existing markets in 13 states.
- Negotiating – and completing in February 2004 – the divestiture of our south Texas markets for cash that will help fund the build-out of our new markets.
- Continuing the integration of our new Chicago market, generating rapid brand awareness in our first year of service and establishing ourselves as a committed hometown corporate citizen.
- Strengthening the U.S. Cellular brand through effective advertising and marketing – including securing the naming rights to the home of the Chicago White Sox, now officially U.S. Cellular Field.
- Converting to a single billing and customer care system across the company, so that all of our customers are now on our own Customer Acquisition and Retention System (CARES).
- Effectively managing the industry-wide introduction of wireless number portability (WNP), with more customers signing on than leaving the company.
- Building and opening a state-of-the-art network operations center in Schaumburg, Ill.
- Successfully launching our most advanced data product, **easy**edge℠...a versatile, easy-to-use service with more than 150 downloadable applications.
- Continuing to upgrade our network to Code Division Multiple Access (CDMA) 1X technology, ahead of schedule and below budget for our three-year systemwide initiative.
- Placing a $444 million, 30-year bond offering at a very attractive rate, and securing additional financing, increasing the size of our revolving credit facility to $700 million.

All of these efforts support our customer satisfaction strategy. Our success is amply demonstrated by our enviable postpay churn rate of 1.5 percent, one of the best in the wireless industry.

The People Behind the Results

Smart planning, disciplined execution and a clear sense of purpose are key to achieving our twin goals of customer satisfaction and profitable growth. Having the right people is essential to our strategy. That's the essence behind our Dynamic Organization. Our associates embrace the five key values on which the Dynamic Organization is based: ethics, pride, empowerment, respect for one another and a total focus on the customer. These values are embedded in everything we do at U.S. Cellular.

Looking Ahead

We're enthusiastic about our prospects for 2004. We will continue to strengthen our markets, building out several of the markets we acquired in 2003, including Oklahoma City, Okla.; Lincoln, Neb.; and Portland, Maine.

We will complete the final phase of our network improvement initiative, and we will continue to build on and enhance our data-service products.

And we're ready for the second phase of WNP. Consumers want number portability, so we're committed to making the portability process as smooth as possible on our end. To ensure this, we've invested $50 million over the last two years. We believe our focus on customer satisfaction will serve us well in this respect, helping us expand our business.

We began this letter by noting our associates' great achievements in 2003. U.S. Cellular associates are the main reason we feel so good about our business. Our thanks go to them, as well as to our customers, shareholders, communities and other partners. We are honored by the support all of you have given us, and we pledge to work hard to keep that support.

Customers expect it. We deliver!

Cordially yours,

John E. Rooney
President and Chief Executive Officer

LeRoy T. Carlson, Jr.
Chairman



In business, rewards go to those who focus on the customer…who have a strategic plan…who stay focused…who think about consequences…who act with integrity…who constantly work to improve…and who deliver results.

Using our core customer satisfaction strategy as a guide, we at U.S. Cellular commit to delivering the results our customers – and our shareholders – expect.

Our strategy, highlighted on the next few pages, is to:

- Strengthen our market presence
- Offer our customers great products and services
- Deliver exceptional customer service
- Increase customer satisfaction
- Drive standards of excellence
- Generate profitable growth



Dana Dorcas
Director of Sales
U.S. Cellular

In 2003, we strengthened our footprint.

During the year, we exchanged assets with AT&T Wireless, divesting our properties in Georgia and north Florida and adding presence in our strategic markets.

We launched eight markets in our strategic footprint – specifically, in Nebraska, Missouri, Iowa, Minnesota, Indiana and Oklahoma.

Later in the year, we announced the divestiture of our south Texas assets to AT&T Wireless – a transaction that closed Feb. 18, 2004. A smaller market, South Texas was not contiguous to any of our other, more established markets. Proceeds from the sale will free up resources to support the build-out of several of the new markets we acquired during 2003 and help fund our network improvements.

In addition, we made substantial progress in our Chicago market. After operating in our hometown for a little more than a year, we have significantly grown our market presence through our advertising, marketing and public relations campaigns, stores and agents. Our efforts have resulted in strong name recognition, and most importantly, growth in our customer base and market share. Chicago is an important market for us, because it's the hub of the Midwest and a popular, vibrant destination for many of our Midwest customers.



DonnaKay Shipyor
Administrative Manager
Applied Controls, Inc., Warrenville, Ill.
U.S. Cellular customer



We're excited about the successful launch of our most advanced data product, easyedge℠.

Offering Great Products and Services


U.S. Cellular
1x
easyedge
U.S. Cellular
OK
Web
CLR
SEND
PWR END
1 @
2 abc
3 def
4 ghi
5 jkl
6 mno
7 pqrs
8 tuv
9 wxyz
shift
0 next
space
LG

CDMA 1X offers custo... data, speeds the deliver... and improves the qua... less experience. We ... technology of the futu... industry, and that's ... we've chosen it fo... on target to comple... process on time ... the end of 2004.

Besides upgrading the ... technology, we ... coverage by addi... sites to the networ... it stronger than ... a new network ... Schaumburg, Ill., to prov... support for our ...

Delivering Superior Customer Service



Our associates continue to offer the best in customer service.

Scott Robinson
Assistant Store Manager
U.S. Cellular

Patrick Gordon
Mayor of Oak Forest, Ill.
U.S. Cellular customer



Pleasing each customer is important to us for two reasons – satisfied customers tend to remain our customers, and they become our sales advocates, generating a constant stream of referrals.

That's why we place so much emphasis on the broad coverage and reliable wireless service that our high-quality network offers. And it's why we offer products and services that are thoroughly tested before we launch them. It's also why our associates are dedicated to providing the best in customer service – whether through our customer service centers or our distribution network, with 2,250 outlets. This includes almost 450 retail stores and 1,800 authorized agents with associates who are totally familiar with our products and services. This focus is what sets us apart from our competitors and keeps our customers with us.

This past year, we made our service even better. We converted the third-party billing and customer-service system in Chicago to our own platform, Customer Acquisition and Retention System (CARES). Quickly, and with nearly flawless execution, associates converted more than 400,000 customers to our system. That's good for customers, because they'll experience shorter activation times and better service overall.

We also implemented our data-billing system, which is critical to supporting **easy**edge℠ and responding to customers' needs. In addition, we hired and trained more than 2,600 new associates.

To spread the word about our products and services, we marketed aggressively to high-value segments such as the Hispanic market, small businesses and our 18-24 year-old Gen Y market.

We believe that the customer's experience with us is more important than the products we sell.

We posted an all-in churn rate this past year of 1.8 percent, one of the best in the business. And the postpay churn rate – the rate that applies to 97 percent of our customer base – is even lower at 1.5 percent. Low churn is key to our strategy, because it is one measure of customer satisfaction – it measures the disconnection rate. A low churn rate is a good indicator of satisfied and loyal customers, which validates the success of U.S. Cellular's strategy.

We're always measuring customer satisfaction, always checking to see if our customers are pleased with our products, our service, our network coverage and reliability, our pricing and all the other elements that make up their experience with us.

We also devote resources to train our associates well. That training includes a heavy emphasis on such "soft" skills as courtesy, listening, communicating clearly and responding quickly to customer concerns.

U.S. Cellular is committed to improving customer satisfaction for another reason. In November, the wireless industry implemented wireless local number portability – a legislative mandate – commonly referred to as WNP. We support this legislation, because we know that wireless consumers want the freedom to change service providers and keep their existing numbers.

During the year, our associates across the company in customer service, information systems and engineering made sure that our infrastructure was prepared to handle all that WNP entails. We were ready. Our emphasis on customer satisfaction has made a difference. So far, we have benefited from WNP, with more customers coming to U.S. Cellular.


Alyson Breeden
Agent Account Executive
U.S. Cellular



We're committed at U.S. Cellular to growing profitably. It's not something that happens overnight. That's why our strategy is integrated, and why everything we do works toward keeping U.S. Cellular strong and well positioned for the future.

Over the last few years, we have been investing in U.S. Cellular's future by allocating our resources to longer-term initiatives, such as strengthening our footprint and our wireless network. Our capital expenditures in 2003 totaled $633 million in support of these efforts.

Our expenses were higher this year than last. Much of the increase was due to integrating operations in our Chicago market and increasing brand awareness – also important for our future. But this year we also made progress in trimming our costs.

For example, we negotiated with other carriers to save the company more than $25 million in roaming expenses. We'll continue these efforts in the coming year and beyond.

We also simplified pricing plans, streamlined processes and consolidated operations, including our billing systems. Our billing system conversion, which eliminated the dual billing system in Chicago, has lowered general and administrative expenses considerably.

Driving Standards of Excellence

Serving customers exceptionally well… providing products and services our customers value… growing profitably… we believe our goals are achievable, because of our Dynamic Organization, the heart of our ability to stand out in a very competitive business.

What are the characteristics of our Dynamic Organization?

- A genuine desire to do a great job for our customers
- Pride in what we do
- A fierce desire to improve
- Commitment to the highest ethics and standards of excellence
- Respect for one another
- A collaborative spirit
- Supporting the communities we serve

We've created a culture that demands – and rewards – collaboration across all units and among all associates. It's a culture that helps bring out our best.

At U.S. Cellular, we're driven to connect…with our customers, our associates, our communities and all of our other partners.

Customers expect it. We deliver!

Board of Directors



Pictured left to right:

Paul-Henri Denuit (1) (2)**, 69
Director; Former Chairman of the Board of Directors and Managing Director – S.A. Coditel

Harry Harczak, Jr. (1), 47
Director; Executive Vice President – Sales, CDW Corporation

Kenneth R. Meyers, 50
Director; Executive Vice President – Finance, Chief Financial Officer and Treasurer, U.S. Cellular

LeRoy T. Carlson, 87
Director; Chairman Emeritus and Director, Telephone and Data Systems, Inc.

LeRoy T. Carlson, Jr., 57
Chairman and Director; President, Chief Executive Officer and Director, Telephone and Data Systems, Inc.

J. Samuel Crowley (1)* (2)**, 53
Director; Private Investor

John E. Rooney, 61
President, Chief Executive Officer and Director, U.S. Cellular

Walter C.D. Carlson, 50
Director; Chairman of the Board and Director, Telephone and Data Systems, Inc.; Partner – Sidley Austin Brown & Wood, LLP

Sandra L. Helton, 54
Director; Executive Vice President, Chief Financial Officer and Director, Telephone and Data Systems, Inc.

(1) Audit Committee
(2) Stock Option Compensation Committee

**denotes chairperson*
***denotes co-chairperson*

Corporate Officers – Senior Leadership Team



Pictured left to right:

Michael S. Irizarry, 42
Executive Vice President – Engineering and Chief Technical Officer

Karen S. Kirwan, 41
Executive Vice President – Information Services and Chief Information Officer

John E. Rooney, 61
President and Chief Executive Officer

Jeffrey J. Childs, 47
Senior Vice President – Human Resources

Jay M. Ellison, 51
Executive Vice President – Operations

Kenneth R. Meyers, 50
Executive Vice President – Finance, Chief Financial Officer and Treasurer

Corporate Officers

Rochelle J. Boersma, 47
Vice President – Sales Operations

Thomas P. Catani, 44
Vice President – East Operations

Alan D. Ferber, 36
Vice President – Marketing

Hichem H. Garnaoui, 38
Vice President – National Network Operations

Leon J. Hensen, 56
Vice President – Market Transition

Conrad J. Hunter, 46
Vice President – Midwest Operations

Katherine Hust Schrank, 42
Vice President – Central Operations

George W. Irving, 49
Vice President – Business Support Services

James R. Jenkins, 42
Vice President – Legal and External Affairs

Karen C. Johnson, 37
Vice President – Public Affairs and Communications

Carolyn A. Tilden, 42
Vice President – Service Delivery

Thomas S. Weber, 43
Vice President and Controller

Brenda S. Weyl, 45
Vice President – Customer Service

Authorized Agent
An independent distributor legally authorized by U.S. Cellular to sell its products and services.

CDMA (Code Division Multiple Access)
A wireless digital technology in which a unique code is assigned to each word in a conversation. These codes are then scrambled and sent over a wireless channel from one wireless phone to another. CDMA's unique coding structure filters all the codes and reassembles them in the correct order so that significantly more people can carry on a separate conversation on the same frequency without causing interference or static. 1X is the next generation of CDMA technology and is available in most U.S. Cellular markets.

Cell
A geographical area, four to 20 miles, surrounding a radio antenna designated for wireless transmission.

Cell Site
An arrangement of wires and metal rods used in transmitting and receiving radio waves. In a wireless system, antennae are mounted on radio structures at cell sites. Smaller ones are mounted on automobiles as part of a mobile phone installation and directly on portable and transportable wireless phones.

Churn Rate
The percentage of customers disconnecting service each month. **All-in churn** represents the percentage of the total customer base that disconnects service each month. **Post-pay churn** represents the percentage of the customer base on post-pay service plans that disconnects service each month. Post-pay service plans are those in which customers are billed in arrears for service, such as customers who are on contract.

Coverage
A geographic area containing the cell sites that enable a wireless phone user to make and receive calls. Each cell site has an antenna with the ability to send and receive signals. A coverage area is determined by the number and location of cell sites in the surrounding area. As new sites are added, calling areas are expanded, and/or call clarity is improved.

Digital
An advanced type of radio transmission that broadcasts voice or data intact via radio waves, which allows for greater call clarity, advanced wireless features and improved voice capacity. The telecommunications industry uses three types of digital technology: TDMA, CDMA and GSM.

Federal Communications Commission (FCC)
An independent federal agency of the U.S. government, authorized by the Communications Act of 1934, responsible for managing private and commercial communications spectrum and regulating communications services in the United States.

Footprint
The area in which a wireless service provider has operations.

Frequency
A certain "size" of radio wave; the rate at which the electric and magnetic fields of a radio wave vibrate per second.

Mobile Messaging
Enables customers to send, receive and reply to short text messages from a digital phone to most other digital wireless phone users.

MMS (Multimedia Messaging Services)
The next generation of text messaging. In addition to voice and text, audio-visual content can be exchanged, which allows much richer content, including photography, voice and video clips.

PCS (Personal Communication Service)
Originally meant to describe digital service offered at a higher frequency (1900 MHz) than wireless, it is now used as a generic term for all digital (versus analog) wireless.

Roaming
Use of a wireless phone outside the home service area, which can incur additional charges to the customer, depending on the customer's calling plan. If a U.S. Cellular customer roams on another carrier's network, U.S. Cellular pays a negotiated amount to the other carrier. If another carrier's customer roams on U.S. Cellular's network, that carrier pays U.S. Cellular a negotiated amount.

SMS (Short Messaging Service)
The generic term for text messaging. SMS enables customers to send and receive text messages to and from wireless phones.

Spectrum
Federal government designation of a range of frequencies for a category of use or uses. For example, the Federal Communications Commission (FCC) allocated the 1900 MHz band for personal communication service.

Telephone Network
The system of wires, fiber-optic cables, satellites and transmission towers that transmits telephone messages from caller to receiver.

TDMA (Time Division Multiple Access)
A wireless digital technology designed to increase channel capacity by separating each wireless call's signal into pieces and assigning each piece to a time slot that lasts a fraction of a second. Using TDMA, a single voice connection can be used to handle up to three wireless phone conversations simultaneously.

WNP (Wireless Number Portability)
A service that enables landline and wireless phone customers to keep their existing phone number when switching from one service provider to another within the same local calling area. WNP became available in certain highly populated areas in November 2003, as specified by the Federal Communications Commission (FCC), and is expected to become available in other areas in spring 2004.

Supplemental Shareholder Information

Income (Loss) Before Cumulative Effect of Accounting Change and Diluted Earnings per Share were significantly affected by (1) loss on impairment of intangible assets, (2) loss on assets held for sale, (3) gains and losses from marketable equity securities and other investments and (4) ceasing the amortization of license costs and goodwill effective January 1, 2002, upon the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." An analysis of these items, net of tax, is shown below.

Year Ended December 31,	2003 (as restated)[a]	2002	2001	2000	1999
(Dollars in thousands, except per share amounts)					
Income (Loss) Before Cumulative Effect of Accounting Change	$ 57,006	$ (18,385)	$173,876	$197,568	$300,758
Add (subtract)					
Loss on impairment of intangible assets	49,595	—	—	—	—
Loss on assets held for sale	45,908	—	—	—	—
(Gain) Loss on marketable equity securities and other investments	5,200	295,454	—	(96,075)	(266,744)
(Gain) Loss Adjustments	100,703	295,454	—	(96,075)	(266,744)
Income Tax Expense (Benefit)	(40,921)	(112,199)	—	44,912	106,565
Net (Gain) Loss Adjustments	59,782	183,255	—	(51,163)	(160,179)
Net License and Goodwill Amortization	—	—	26,361	24,419	24,391
As Adjusted	$116,788	$164,870	$200,237	$170,824	$164,970
Diluted Earnings per Share Before Cumulative Effect of Accounting Change	$ 0.66	$ (0.22)	$ 1.99	$ 2.27	$ 3.28
Net (Gain) Loss Adjustments	0.69	2.11	—	(0.56)	(1.69)
Net License and Goodwill Amortization	—	—	0.29	0.27	0.26
As Adjusted	$ 1.35	$ 1.89	$ 2.28	$ 1.98	$ 1.85

(a) Certain amounts have been restated to reflect changes to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," as discussed in the Restatement section of Note 1 to the consolidated financial statements.

USE OF NON-GAAP FINANCIAL INFORMATION

The amount of Operating Income before Depreciation, Amortization and Accretion and the As Adjusted amounts reported in the table of Financial Highlights on page 1 and in the above table of Supplemental Shareholder Information are non-GAAP financial measures under rules of the Securities and Exchange Commission. The reason for such information is to show the impact of amounts that have had a significant effect on measures determined under generally accepted accounting principles (GAAP). U.S. Cellular does not intend to imply that any of the amounts that are included or excluded are non-recurring, infrequent or unusual or that they are not reasonably likely to recur. The non-GAAP measures are used by management to assess the operating performance of U.S. Cellular. U.S. Cellular believes that such non-GAAP measures provide useful information to investors regarding its results of operations in that they provide additional details regarding U.S. Cellular's operating performance and facilitate comparison from period to period or with other companies. Nevertheless, such measures may not be consistent with similarly captioned measures reported by other companies, and such measures should not be construed as alternatives to measures of performance determined under GAAP.

Financial Report

Selected Consolidated Financial Data

Year Ended or at December 31,	2003 (as restated)[(a)]	2002 (as restated)[(a)]	2001	2000	1999
(Dollars in thousands, except per share amounts)					
Operating Data					
Service Revenues	$2,423,789	$2,098,893	$1,826,385	$1,653,922	$1,525,660
Operating Income	118,983	281,166	317,212	292,313	255,842
Investment income	52,063	42,068	41,934	43,727	30,374
Gain (Loss) on marketable equity securities and other investments	(5,200)	(295,454)	—	96,075	266,744
Income (Loss) Before Income Taxes and Minority Interest	106,150	(12,388)	331,337	377,165	523,158
Income (Loss) Before Cumulative Effect of Accounting Change	57,006	(18,385)	173,876	197,568	300,758
Cumulative Effect of Accounting Change, net of tax	(14,346)	(8,560)	—	(4,661)	—
Net Income (Loss)	$ 42,660	$ (26,945)	$ 173,876	$ 192,907	$ 300,758
Basic Weighted Average Shares Outstanding (000s)	86,136	86,086	86,200	86,355	87,478
Basic Earnings per Share from:					
Income (Loss) Before Cumulative Effect of Accounting Change	$ 0.67	$ (0.22)	$ 2.02	$ 2.28	$ 3.44
Cumulative Effect of Accounting Change	(0.17)	(0.09)	—	(0.05)	—
Net Income (Loss)	0.50	(0.31)	2.02	2.23	3.44
Diluted Earnings per Share from:					
Income (Loss) Before Cumulative Effect of Accounting Change	0.66	(0.22)	1.99	2.27	3.28
Cumulative Effect of Accounting Change	(0.17)	(0.09)	—	(0.05)	—
Net Income (Loss)	$ 0.49	$ (0.31)	$ 1.99	$ 2.22	$ 3.28
Pro Forma[(b)]					
Net Income (Loss)	$ 57,006	$ (30,047)	$ 171,481	$ 190,837	$ 298,959
Basic Earnings (Loss) per Share	0.67	(0.34)	1.99	2.21	3.42
Diluted Earnings (Loss) per Share	$ 0.66	$ (0.34)	$ 1.97	$ 2.20	$ 3.26
Balance Sheet Data					
Property, Plant and Equipment, net	$2,173,884	$2,033,791	$1,419,341	$1,145,623	$1,071,005
Investments –					
Licenses	1,189,326	1,247,197	858,791	857,607	822,554
Goodwill	430,256	504,744	473,975	400,966	380,866
Marketable equity securities	260,188	185,961	272,390	377,900	540,711
Unconsolidated entities	170,569	161,451	159,454	137,474	111,471
Total Assets	4,945,747	4,769,597	3,759,157	3,501,177	3,534,239
Long-term Debt (excluding current portion)	1,144,344	806,460	403,156	448,817	546,322
Common Shareholders' Equity	$2,465,403	$2,402,377	$2,335,669	$2,214,571	$2,274,641
Current Ratio[(c)]	0.73	0.46	0.70	1.03	1.98
Return on Equity[(d)]	2.3%	(0.8)%	7.6%	8.8%	14.2%

Results from previous years have been restated to conform to current period presentation.

(a) Certain amounts have been restated to reflect changes to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," as discussed in the Restatement section of Note 1 to the consolidated financial statements.

(b) Pro forma amounts reflect the effect of the retroactive application of the change in accounting principle for the adoption of SFAS No. 143 "Accounting for Asset Retirement Obligations" in 2003.

(c) Current Ratio is calculated by dividing Current Assets by Current Liabilities. These amounts are taken directly from the consolidated balance sheets.

(d) Return on Equity is calculated by dividing Income (Loss) before Cumulative Effect of Accounting Change by the average of the beginning and ending Common Shareholders' Equity. These amounts are taken from the consolidated statements of operations and balance sheets. The result is shown as a percentage.

United States Cellular Corporation ("U.S. Cellular" – AMEX symbol: USM) owns, operates and invests in wireless markets throughout the United States. U.S. Cellular is an 82.1%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

The following discussion and analysis should be read in conjunction with U.S. Cellular audited consolidated financial statements and footnotes included herein and the description of U.S. Cellular's business included in Item 1 of U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2003, as amended.

U.S. Cellular has restated certain portions of its management's discussion and analysis of results of operations and financial condition included in its Annual Report on Form 10-K for the year ended December 31, 2003 that was originally filed on March 12, 2004. The restatement of U.S. Cellular's 2003 and 2002 financial statements relates to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," which was adopted on January 1, 2002. Prior to January 1, 2002, U.S. Cellular allocated the excess of purchase price over tangible assets and liabilities acquired to investment in licenses and goodwill. At that time, the accounting treatment for U.S. Cellular's investment in licenses and goodwill was the same for book purposes, with both asset classes amortized over an expected life of 40 years. However, no deferred taxes were provided on the amounts allocated to goodwill.

Based upon a subsequent review of goodwill, U.S. Cellular has restated the allocation of $138.9 million of purchase price recorded as goodwill to investment in licenses as of January 1, 2002, the date of the adoption of SFAS No. 142. In connection with this restatement, an additional deferred tax liability of $90.7 million was recorded as of January 1, 2002. The additional deferred tax liability recorded in conjunction with this restatement increased the carrying value of U.S. Cellular's investment in licenses by a corresponding $90.7 million. Following these adjustments, U.S. Cellular reperformed the impairment tests for its investment in licenses as of January 1, 2002, and recorded an impairment loss of $12.7 million ($20.9 million before income taxes of $8.2 million). This impairment has been recorded as a cumulative effect of an accounting change at January 1, 2002, the date of the adoption of SFAS 142.

In the first quarter of 2003, U.S. Cellular had recorded a loss on assets held for sale related to the pending disposition of certain wireless properties. The investment in licenses upon which the impairment was recorded in the first quarter of 2002 included the investment in licenses of these properties. As a result, a portion of the originally recognized loss on assets held for sale in the first quarter of 2003 was recognized in the first quarter of 2002. Consequently, loss on assets held for sale in 2003 has been reduced by $1.9 million, before income taxes of $0.8 million. In the third quarter of 2003, U.S. Cellular had originally recorded an income tax expense upon the closing of the disposition of such wireless properties. This tax expense has been reduced due to the reversal of additional deferred tax liabilities that were recorded with respect to the wireless properties exchanged in conjunction with the restatement from goodwill to investment in licenses. Consequently, income tax expense in 2003 has been reduced by $10.7 million.

In addition, as a result of the restatement discussed above, U.S. Cellular also reperformed the annual impairment test for its investment in licenses for 2003, which was originally performed during the second quarter of 2003. This resulted in the recognition of an additional impairment loss of $49.6 million, before income taxes of $19.6 million. This additional loss has been recorded in the second quarter of 2003. See the Restatement section of Note 1–Summary of Significant Accounting Policies.

Amounts reported in this discussion and analysis for 2003 and 2002 reflect amounts as restated.

U.S. Cellular owned, or had the right to acquire pursuant to certain agreements, either majority or minority interests in 165 cellular markets and 70 personal communication service markets at December 31, 2003. Of the 165 cellular markets, six were divested in February 2004, pursuant to an existing agreement. When all pending transactions are completed, U.S. Cellular will own majority or minority interests in 159 cellular markets and 70 personal communication service markets.

A summary of the number of markets U.S. Cellular owns, has rights to acquire or has agreed to divest as of December 31, 2003 follows:

	Number of Markets
Consolidated markets	182
Consolidated markets to be acquired pursuant to existing agreements[1]	21
Consolidated markets to be divested pursuant to existing agreements[2]	(6)
Minority interests accounted for using equity method	26
Minority interests accounted for using cost method	6
Total current and acquirable	229

(1) Represents licenses to be acquired from AT&T Wireless (as defined below) over a five-year period beginning August 1, 2003.

(2) Represents licenses to be sold to AT&T Wireless (as defined below) pursuant to an existing agreement.

OVERVIEW

The following is a summary of certain selected information from the complete management discussion that follows the overview and does not contain all of the information that may be important. You should carefully read this entire management discussion and analysis and not rely solely on the overview.

U.S. Cellular positions itself as a regional operator, focusing its efforts on providing wireless service to customers in the geographic areas where it has licenses to provide such service. U.S. Cellular differentiates itself from its competitors through a customer satisfaction strategy, reflecting broad product distribution, a customer service focus and a high-quality wireless network.

Recent Acquisitions, Exchanges and Divestitures

U.S. Cellular's business development strategy is to operate controlling interests in wireless licenses in areas adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas. Its largest contiguous service area is in the Midwest, where it serves 2.3 million customers and has licenses covering a total population of 27.5 million. U.S. Cellular's operating strategy is to strengthen the geographic areas where it can continue to build long-term operating synergies and to exit those areas where it does not have opportunities to build such synergies. Three of U.S. Cellular's most recent transactions are summarized below.

- On August 1, 2003, U.S. Cellular completed the transfer of properties to AT&T Wireless Services Inc., ("AT&T Wireless") and the assignments to it by AT&T Wireless of a portion of the wireless licenses covered by the agreement with AT&T Wireless. On the initial closing date, U.S. Cellular also received approximately $34.0 million in cash and minority interests in six wireless markets in which it currently owns a controlling interest. Also on the initial closing date, U.S. Cellular transferred wireless assets and customers in 10 markets in Florida and Georgia to AT&T Wireless.

  U.S. Cellular has deferred the assignment and development of 21 licenses it has the right to acquire from AT&T Wireless for up to five years from the original closing date of August 1, 2003. When this transaction is fully consummated, U.S. Cellular will have received 36 wireless licenses in 13 states, approximately $34 million in cash and minority interests in six licenses in which it previously owned the controlling interest. The licenses received are contiguous to and overlap existing U.S. Cellular licensed areas in the Midwest and Northeast.

- On November 26, 2003, U.S. Cellular announced that it had entered into a definitive agreement to sell certain wireless properties in six cellular markets in southern Texas to AT&T Wireless. The closing of the transaction occurred in February 2004. The U.S. Cellular assets sold to AT&T Wireless in this transaction included wireless properties and 76,000 customers.
- On August 7, 2002, U.S. Cellular completed the acquisition of a 20 megahertz license in the Chicago basic trading area (excluding Kenosha, Wisconsin). U.S. Cellular acquired wireless properties and 320,000 customers in this transaction. This acquisition filled in U.S. Cellular's coverage area in the Midwest, enabling it to expand its network to cover a contiguous area including most of Illinois, Wisconsin and Iowa.

Operating Results

U.S. Cellular's operating income decreased 58% in 2003 and 11% in 2002. The decrease in 2003 is primarily due to the increased costs of acquiring, serving and retaining U.S. Cellular's customers, the ongoing development of the Chicago market and losses on assets held for sale related to the exchange and sale transactions entered into with AT&T Wireless and loss on impairment of intangible assets. The decrease in 2002 is primarily due to increased costs related to the acquisition of and subsequent brand launch in the Chicago market. Operating income margins (as a percent of service revenues) were 4.9% in 2003, 13.4% in 2002 and 17.4% in 2001.

U.S. Cellular anticipates that there will be continued pressure on its operating income and margins in the next few years related to the following factors:

- slower customer growth;
- customer acquisition and retention;
- competition;
- increased customer use of its services;
- launching service in new areas; and
- continued enhancements to its wireless network.

In the exchange and divestiture transactions discussed above, U.S. Cellular has divested operations that were generating revenues, cash flows from operations and operating income; however, a significant portion of such revenues, cash flows from operations and operating income was attributable to inbound roaming traffic and was not primarily generated by U.S. Cellular's customers in those markets. In exchange, U.S. Cellular received or will receive licenses that will be in a development phase for several years and also received cash. U.S. Cellular anticipates that it may require debt or equity financing over the next few years for capital expenditures, for the development of new markets and to further its growth in Chicago and its other recently launched markets.

Financing Initiatives

U.S. Cellular had cash and cash equivalents totaling $9.8 million and $700 million of availability under its revolving credit facilities as of December 31, 2003. U.S. Cellular is also generating substantial cash flows from operations. Cash flows from operating activities totaled $621.7 million in 2003, $620.1 million in 2002 and $440.3 million in 2001. In addition, U.S. Cellular has access to public and private capital markets to help meet its long-term financing needs. Management believes that cash on hand, expected future cash flows from operations and existing sources of external financing provide substantial financial flexibility and are sufficient to permit U.S. Cellular to finance its contractual obligations and anticipated capital expenditures.

U.S. Cellular is committed to maintaining a strong balance sheet and its investment grade rating. During 2003 and 2002, U.S. Cellular entered into several financing transactions that have provided financial flexibility as it continues to grow its wireless business. These transactions are summarized as follows:

2003

- Sold $444 million of 30-year, 6.7% Senior Notes under an existing shelf registration statement and repaid all borrowings under its revolving credit facilities.
- Amended its $325 million revolving credit facility entered into in 2002 to increase the capacity to $700 million.
- Canceled its revolving credit facility entered into in 1997, which had previously had a capacity of $500 million.

2002

- Monetized its investment in Vodafone Group Plc through forward contracts which mature in five years, receiving $159.9 million in cash.
- Established a five-year, $325 million revolving credit facility with a series of banks.
- Sold $130 million of 30-year, 8.75% Senior Notes under an existing shelf registration statement.

See "Financial Resources" and "Liquidity and Capital Resources."

RESULTS OF OPERATIONS

Following is a table of summarized operating data for U.S. Cellular's consolidated operations.

Year Ended or At December 31,[1]	2003	2002	2001
Total market population[2]	46,267,000	41,048,000	28,632,000
Customers	4,409,000	4,103,000	3,461,000
Market penetration[3]	9.53%	10.00%	12.09%
Markets in operation	147	149	142
Total employees	6,225	6,100	5,150
Cell sites in service	4,184	3,914	2,925
Average monthly service revenue per customer[4]	$ 47.38	$ 47.25	$ 46.28
Post-pay churn rate per month[5]	1.5%	1.8%	1.7%
Sales and marketing cost per gross customer addition[6]	$ 380	$ 365	$ 322

(1) Amounts in 2003 include the results of the 10 markets transferred to AT&T Wireless through July 31, and include the results of the 15 markets acquired and transferred from AT&T Wireless from the transfer date through December 31. Amounts in 2002 include the operations of USCOC of Chicago (as defined below) from August 7 – December 31.

(2) Represents 100% of the population of U.S. Cellular's consolidated markets, regardless of whether the market has begun marketing operations. Market penetration is calculated using 2002, 2001, and 2000 Claritas population estimates for 2003, 2002, and 2001, respectively.

(3) Market penetration is calculated by dividing customers by total market population.

(4) Average monthly service revenue per customer is calculated as follows:

Year Ended or At December 31,	2003	2002	2001
Service Revenue (000s)	$2,423,789	$2,098,893	$1,826,385
Divided by average customers during period (000s)	4,263	3,702	3,289
Divided by twelve months in each period	12	12	12
Average monthly revenue per customer	$ 47.38	$ 47.25	$ 46.28

(5) Post-pay churn rate per month represents the percentage of the customer base on post-pay service plans (i.e., service plans where customers are billed in arrears for service) which disconnects service each month. The calculation divides the total number of customers on post-pay service plans who disconnect service during the period by the number of months in such period, then divides that quotient by the average monthly post-pay service customer base for such period.

(6) For a discussion of the components of this calculation, see "Operating Expenses – Selling, General and Administrative."

On August 1, 2003, U.S. Cellular completed the transfer of the wireless assets and customers in 10 markets in Florida and Georgia to AT&T Wireless. In exchange, U.S. Cellular received rights to acquire controlling interests in 36 personal communication service licenses and approximately $34 million in cash and minority interests in six markets in which it previously owned a controlling interest. Of the 36 licenses, 15 were transferred to U.S. Cellular in 2003. The assignment and development of the remaining 21 licenses yet to be transferred from AT&T Wireless will be deferred by U.S. Cellular for a period of up to five years from the original closing date of August 1, 2003. U.S. Cellular will take possession of the licenses in staggered closings over that five-year period to comply with the service requirements of the Federal Communications Commission ("FCC"). The Florida and Georgia markets that were transferred to AT&T Wireless are included in consolidated operations for the first seven months of 2003.

On August 7, 2002, U.S. Cellular completed the acquisition of the assets and certain liabilities of Chicago 20MHz, LLC, now known as United States Cellular Operating Company of Chicago, LLC ("USCOC of Chicago" or the "Chicago market") from PrimeCo Wireless Communications LLC. USCOC of Chicago operates a wireless system in the Chicago major trading area. USCOC of Chicago is the holder of certain FCC licenses, including a 20 megahertz personal communication service license in the Chicago major trading area (excluding Kenosha County, Wisconsin). The Chicago market's operations are included in consolidated operations for the entire year of 2003, but only for the period from August 7 – December 31 of 2002. The Chicago market's operations contributed to the increases in U.S. Cellular's operating revenues and expenses in both 2003 and 2002.

Prior to the fourth quarter of 2003, U.S. Cellular separately disclosed marketing and selling expenses and general and administrative expenses in its statements of operations. In the fourth quarter of 2003, U.S. Cellular combined the marketing and selling expense and general administrative expense captions into one caption designated as selling, general and administrative expense. Previously, costs for equipment sold to retain current customers were included in selling, general and administrative expense. Prior to the fourth quarter of 2003 and in part of 2002, these costs were partially offset by equipment sales revenues received from these customers. In part of 2002 and all of 2001, equipment sales revenues related to retaining current customers were included in equipment sales revenue. In the fourth quarter of 2003, U.S. Cellular changed its policy for classifying retention costs and has reclassified the equipment sales revenue and cost of equipment sold related to the retention of current customers out of selling, general and administrative expenses and into equipment sales revenues and cost of equipment sold, respectively, for each of the years presented. These reclassifications increased equipment sales revenues by $27.3 million and $13.1 million in 2003 and 2002, respectively, and increased cost of equipment sold by $106.6 million, $57.2 million and $42.7 million in 2003, 2002 and 2001, respectively. Selling, general and administrative expenses were reduced by $79.3 million, $44.1 million and $42.7 million in 2003, 2002, and 2001, respectively, to reflect the amounts reclassified to equipment sales revenues and cost of equipment sold. These reclassifications did not have any impact on income from operations, net income, earnings per share, financial position or cash flows of U.S. Cellular for any of the years presented.

Revenues

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Retail service	$1,984,671	$1,682,020	$1,408,253
Inbound roaming	221,737	255,443	272,361
Long-distance and other	217,381	161,430	145,771
Service Revenues	2,423,789	2,098,893	1,826,385
Equipment sales	158,994	98,693	68,445
Total Operating Revenues	$2,582,783	$2,197,586	$1,894,830

Operating revenues increased $385.2 million, or 18%, to $2,582.8 million in 2003 from $2,197.6 million in 2002 and increased $302.8 million, or 16%, in 2002 from $1,894.8 million in 2001.

Service revenues increased $324.9 million, or 15%, to $2,423.8 million in 2003 from $2,098.9 million in 2002 and increased $272.5 million, or 15%, in 2002 from $1,826.4 million in 2001. Service revenues primarily consist of: (i) charges for access, airtime, roaming and value-added services provided to U.S. Cellular's retail customers ("retail service"); (ii) charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming ("inbound roaming"); and (iii) charges for long-distance calls made on U.S. Cellular's systems. The increases in both years were primarily due to the growth in the number of retail customers in each year. Monthly service revenue per customer averaged $47.38 in 2003, $47.25 in 2002 and $46.28 in 2001.

Retail service revenues increased $302.7 million, or 18%, to $1,984.7 million in 2003 from $1,682.0 million in 2002 and increased $273.7 million, or 19%, in 2002 from $1,408.3 million in 2001. Growth in U.S. Cellular's average customer base of 15% and 13% in 2003 and 2002, respectively, and an increase in average monthly retail service revenue per customer were the primary reasons for the increases in retail service revenue in both years. The average number of customers is affected by the timing of acquisitions and divestitures in both years, including the acquisition of the Chicago market in August 2002 and the disposition of markets to AT&T Wireless in August 2003.

Management anticipates that growth in the customer base in U.S. Cellular's wireless markets will be slower in the future, primarily as a result of the increased competition in its markets and continued penetration of the consumer market. However, as U.S. Cellular expands its operations in Chicago and into its other recently acquired markets in future years, it anticipates adding customers and revenues in those markets, increasing its overall customer and revenue growth rates.

Average monthly retail service revenue per customer increased 2% to $38.80 in 2003 from $37.86 in 2002 and increased 6% in 2002 from $35.68 in 2001. These increases were driven by an increase in average minutes of use per customer, the effect of which was partially offset by a decline in average revenue per minute of use.

Monthly local retail minutes of use per customer averaged 422 in 2003, 304 in 2002 and 216 in 2001. The increases in monthly local retail minutes of use in both years were driven by U.S. Cellular's focus on designing sales incentive programs and customer billing rate plans to stimulate overall usage, as well as the acquisition of the Chicago market in 2002, whose customers used more minutes per month than the U.S. Cellular average. The impact on retail service revenue of the increased minutes of use in both years was partially offset by a decrease in average revenue per minute of use. The decrease in average revenue per minute of use reflects the effects of increasing competition, which has led to the inclusion of an increasing number of minutes in package pricing plans. Management anticipates that U.S. Cellular's average revenue per minute of use will continue to decline in the future, reflecting increased competition and continued penetration of the consumer market.

Inbound roaming revenue decreased $33.7 million, or 13%, to $221.7 million in 2003 from $255.4 million in 2002 and decreased $16.9 million, or 6%, from $272.3 million in 2001. The decreases in revenue related to inbound roaming on U.S. Cellular's systems in both years primarily resulted from a decrease in revenue per roaming minute of use, partially offset by an increase in roaming minutes used. Also contributing to the decrease in 2003 was the transfer of the Florida and Georgia markets to AT&T Wireless in August 2003; these markets had historically provided substantial amounts of inbound roaming revenue. The increases in inbound roaming minutes of use in both years were primarily driven by the overall growth in the number of customers throughout the wireless industry. The declines in revenue per minute of use in both years were primarily due to the general downward trend in negotiated rates.

Management anticipates that the future rate of growth in inbound roaming minutes of use will be reduced due to three factors:

- newer customers may roam less than existing customers, reflecting further penetration of the consumer market;
- the divestiture of U.S. Cellular's markets in Florida and Georgia in August 2003 and in southern Texas in February 2004, which have historically provided substantial inbound roaming minutes of use; and
- U.S. Cellular's roaming partners may switch their business from U.S. Cellular to other operators or to their own systems.

Management also anticipates that average inbound roaming revenue per minute of use will continue to decline, reflecting the continued general downward trend in negotiated rates.

Long-distance and other revenue increased $55.9 million, or 35%, to $217.4 million in 2003 from $161.5 million in 2002 and increased $15.7 million, or 11%, in 2002 from $145.8 million in 2001. The increase in 2003 is primarily related to the $47.2 million increase in amounts billed to U.S. Cellular's customers to offset costs related to certain regulatory mandates, such as universal service funding, wireless number portability and E-911 infrastructure. In particular, the amounts U.S. Cellular charges to its customers to offset universal service funding costs increased significantly due to changes in FCC regulations beginning April 1, 2003.

The remainder of the increases in long-distance and other revenue in both years were driven by an increase in the volume of long-distance calls billed by U.S. Cellular to other wireless carriers whose customers used U.S. Cellular's systems to make long-distance calls. This effect was partially offset in both years by price reductions primarily related to long-distance charges on roaming minutes of use as well as U.S. Cellular's increasing use of pricing plans for its customers which include long-distance calling at no additional charge.

Equipment sales revenues increased $60.3 million, or 61%, to $159.0 million in 2003 from $98.7 million in 2002 and increased $30.3 million, or 44%, in 2002 from $68.4 million in 2001. The increases in equipment sales revenues in both years primarily reflect a change in U.S. Cellular's method of distributing handsets to its agent channel. Beginning in the second quarter of 2002, U.S. Cellular began selling handsets to its agents at a price approximately equal to U.S. Cellular's cost before applying any rebates. Previously, U.S. Cellular's agents purchased handsets from third parties. Selling handsets to agents enables U.S. Cellular to provide better control over handset quality, set roaming preferences and pass along quantity discounts. Management anticipates that U.S. Cellular will continue to sell handsets to agents in the future, and that it will continue to provide rebates to agents who sell handsets to new and current customers.

In these transactions, equipment sales revenue is recognized upon delivery of the related products to the agents, net of any anticipated agent rebates. In most cases, the agents receive a rebate from U.S. Cellular at the time these agents provide handsets to sign up new customers or retain current customers.

Handset sales to agents, net of all rebates, increased equipment sales revenues by $52.7 million in 2003 and $20.8 million in 2002. Equipment sales to customers through U.S. Cellular's non-agent channels increased $7.6 million, or 10%, to $85.5 million in 2003 from $77.9 million in 2002 and increased $9.5 million, or 14%, in 2002 from $68.4 million in 2001. Customers added to U.S. Cellular's customer base through its marketing distribution channels ("gross customer activations"), the primary driver of equipment sales revenues, increased 9% in 2003 and 14% in 2002. Gross customer activations from non-agent channels increased 5% in 2003 and 8% in 2002.

The increases in gross customer activations from non-agent channels in both years were driven by an increase in store traffic in U.S. Cellular's markets and the acquisition of the Chicago market in August 2002, which added to U.S. Cellular's distribution network. The increases in equipment sales revenues from U.S. Cellular's non-agent channels in both years were primarily attributable to the increase in handsets sold to customers for retention purposes, as U.S. Cellular continued to focus on retaining customers by offering existing customers handset pricing similar to that offered to new customers, particularly as these customers near the expiration date of their service contracts. This impact was partially offset by lower revenue per handset in both years, reflecting the reduction in sales prices to end users as a result of increased competition.

Operating Expenses

Year Ended December 31,	2003 (as restated)	2002	2001
(Dollars in thousands)			
System operations (excluding depreciation shown below)	$ 576,159	$ 492,750	$ 421,114
Cost of equipment sold	355,150	242,523	166,759
Selling, general and administrative	1,004,655	829,993	689,087
Depreciation	374,769	311,993	237,346
Amortization and accretion	57,564	39,161	63,312
Loss on impairment of intangible assets	49,595	—	—
Loss on assets held for sale	45,908	—	—
Total Operating Expenses	$2,463,800	$1,916,420	$1,577,618

Operating expenses increased $547.4 million, or 29%, to $2,463.8 million in 2003 from $1,916.4 million in 2002 and increased $338.8 million, or 21%, in 2002 from $1,577.6 million in 2001.

System operations expenses (excluding depreciation) increased $83.4 million, or 17%, to $576.2 million in 2003 from $492.8 million in 2002 and increased $71.7 million, or 17%, in 2002 from $421.1 million in 2001. System operations expenses include charges from landline telecommunications service providers for U.S. Cellular's customers' use of their facilities, costs related to local interconnection to the landline network, charges for maintenance of U.S. Cellular's network, long-distance charges and outbound roaming expenses. The increases in system operations expenses in both years were due to the following factors:

- increases of 7% and 34%, respectively, in the number of cell sites within U.S. Cellular's systems, to 4,184 in 2003 from 3,914 in 2002 and from 2,925 in 2001, as U.S. Cellular continues to expand and enhance coverage in its service areas both through acquisitions and internal growth; and
- increases in minutes of use both on U.S. Cellular's systems and by U.S. Cellular's customers using other systems while roaming.

The ongoing reductions both in the per-minute cost of usage on U.S. Cellular's systems and in negotiated roaming rates partially offset the above factors.

As a result of the above factors, the components of system operations expenses were affected as follows:

- the cost of minutes used on U.S. Cellular's systems increased $46.5 million, or 38%, in 2003 and $33.9 million, or 38%, in 2002;
- maintenance, utility and cell site expenses increased $40.3 million, or 31%, in 2003 and $28.1 million, or 27%, in 2002, as the average number of cell sites in service increased 17% and 30% in 2003 and 2002, respectively; in markets where U.S. Cellular maintains two digital radio equipment technologies, the related costs increased on a per cell site basis as well; and
- expenses incurred when U.S. Cellular's customers used other systems when roaming decreased $3.4 million, or 1%, in 2003 and increased $9.6 million, or 4%, in 2002.

System operations expenses increased in both years due to the August 2002 acquisition of the Chicago market, as a full year of activity in the Chicago market is included in 2003 compared to only the period from August 7 – December 31 in 2002. The increases in expenses in the Chicago market in both periods were partially offset by reductions in expenses in other markets, primarily in the Midwest, when certain customers in surrounding markets used the Chicago system. Prior to acquiring the Chicago market, U.S. Cellular paid roaming charges to third parties when any of its customers roamed in the Chicago market.

Monthly system operations expenses per customer increased 2% to $11.26 in 2003 and increased 4% to $11.09 in 2002 from $10.67 in 2001. This measurement is calculated by dividing total system operations expenses as reported for each of the annual periods by 12, then dividing that quotient by average customers during each respective 12-month period as defined in footnote 4 to the table of summarized operating data shown on page 22. Management uses this measurement to assess the cost of customer usage and network usage and maintenance on a per unit basis.

In total, management expects system operations expenses to increase over the next few years, driven by the following factors:

- increases in the number of cell sites within U.S. Cellular's systems as it continues to add capacity and enhance quality in all markets, and begins development activities in new markets; and
- increases in minutes of use, both on U.S. Cellular's systems and by U.S. Cellular's customers on other systems when roaming.

These factors are expected to be partially offset by anticipated decreases in the per-minute cost of usage both on U.S. Cellular's systems and on other carriers' networks. The Chicago area has historically been a high-volume roaming destination for U.S. Cellular's customers. Management anticipates that the continued integration of the Chicago market into its operations will result in a further increase in minutes of use by U.S. Cellular's customers on its systems and a corresponding decrease in minutes of use by its customers on other systems, resulting in a lower overall increase in minutes of use by U.S. Cellular's customers on other systems. Such a shift in minutes of use would reduce U.S. Cellular's per-minute cost of usage in the future, to the extent that U.S. Cellular's customers use U.S. Cellular's systems rather than other carriers' networks. Additionally, U.S. Cellular's acquisition and subsequent buildout of licensed areas received in the AT&T Wireless exchange transaction may shift more minutes of use to U.S. Cellular's systems, as many of these licensed areas are major roaming destinations for U.S. Cellular's current customers.

Cost of equipment sold increased $112.7 million, or 46%, to $355.2 million in 2003 from $242.5 million in 2002 and increased $75.7 million, or 45%, in 2002 from $166.8 million in 2001. The increases in both years are primarily due to the $80.7 million and $56.1 million increases, respectively, in handset costs related to the sale of handsets to agents beginning in the second quarter of 2002. Cost of equipment sold from non-agent channels increased $31.9 million, or 17%, in 2003 and increased $19.7 million, or 12%, in 2002. The increase in cost of equipment sold from non-agent channels in both years primarily reflects the increase in handsets sold to customers for retention purposes, as U.S. Cellular continued to focus on retaining customers by offering existing customers handset pricing similar to that offered to new customers as the expiration date of customers' service contracts approached. Also contributing were the respective 5% and 8% increases in gross customer activations from non-agent channels in 2003 and 2002.

Selling, general and administrative expenses increased $174.7 million, or 21%, to $1,004.7 million in 2003 from $830.0 million in 2002 and increased $140.9 million, or 20%, in 2002 from $689.1 million in 2001. Selling, general and administrative expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent commissions and related expenses; corporate marketing, merchandise management and telesales department salaries and expenses; advertising; and public relations expenses. Selling, general and administrative expenses also include the costs of operating U.S. Cellular's customer care centers, the costs of serving customers and the majority of U.S. Cellular's corporate expenses.

The increase in selling, general and administrative expenses in 2003 is primarily due to the following factors:

- a $38.4 million increase in advertising costs, primarily related to the continued marketing of the U.S. Cellular brand in the Chicago market and the marketing of U.S. Cellular's data-related wireless services;
- a $30.1 million increase in expenses related to payments into the federal universal service fund, based on an increase in rates due to changes in the FCC regulations, substantially all of which is offset by increases in long-distance and other revenue for amounts passed through to customers; and
- a $29.3 million increase in billing-related expenses, primarily due to the expenses related to the maintenance of the Chicago market's billing system and the transition to the system used in U.S. Cellular's other operations in July 2003.

In 2002, the increase in selling, general and administrative expenses was primarily due to the following factors:

- a $40.0 million increase in general and administrative expenses due to the acquisition and operation of the Chicago market;
- a $35.0 million increase in bad debt expense; and
- a $25.7 million increase in advertising costs, primarily related to the launch of the U.S. Cellular brand in the Chicago market.

In both years, increases were also attributable to the rise in salaries and other employee-related expenses associated with acquiring, serving and retaining customers, primarily as a result of the acquisition of the Chicago market as well as the increase in U.S. Cellular's customer base.

In 2003, the increase in salaries and other sales-related costs is also attributable to the expenses incurred in preparation for U.S. Cellular's launch of data-related wireless services in its markets. In 2002, the increase was also related to enhancements made to U.S. Cellular's merchandise management and telesales processes and the development of data services strategies.

In 2002, U.S. Cellular changed its accounting for commissions expenses, reflecting a change in its application of Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." Effective January 1, 2002, U.S. Cellular began deferring expense recognition of a portion of its commissions expenses, equal to the amount of deferred activation fees revenue. U.S. Cellular recognizes the related commissions expense over the average customer service period, currently estimated to be 48 months. This change resulted in a reduction in selling, general and administrative expenses of $2.8 million in 2002. Pursuant to this change, beginning in 2002 equivalent amounts of revenue and expense are deferred and amortized, which results in better matching for purposes of reporting operating income, net income and diluted earnings per share. See "Cumulative Effect of a Change in Accounting Principle" for more information on the impact of SAB No. 101 on U.S. Cellular's results.

Sales and marketing cost per gross customer activation totaled $380 in 2003, $365 in 2002 and $322 in 2001. Sales and marketing cost per gross customer activation is not calculable using financial information derived directly from the statements of operations. The definition of sales and marketing cost per gross customer activation that U.S. Cellular uses as a measure of the cost to acquire additional customers through its marketing distribution channels may not be comparable to similarly titled measures that are reported by other companies. Below is a summary of sales and marketing cost per gross customer activation for each period:

Year ended December 31,	2003	2002	2001
(Dollars in thousands, except per customer amounts)			
Components of cost			
Selling, general and administrative expenses related to the acquisition of new customers[1]	$428,944	$368,888	$297,239
Cost of equipment sold to new customers[2]	248,539	185,283	124,028
Less equipment sales revenues from new customers[3]	(162,402)	(100,164)	(68,445)
Total cost	$515,081	$454,007	$352,822
Gross customer activations (000s)[4]	1,357	1,244	1,095
Sales and marketing cost per gross customer activation	$ 380	$ 365	$ 322

(1) Selling, general and administrative expenses related to the acquisition of new customers is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31,	2003	2002	2001
(Dollars in thousands)			
Selling, general and administrative expenses as reported	$1,004,655	$ 829,993	$ 689,087
Less expenses related to serving and retaining customers	(575,711)	(461,105)	(391,848)
Selling, general and administrative expenses related to the acquisition of new customers	$ 428,944	$ 368,888	$ 297,239

(2) Cost of equipment sold, excluding amounts related to the retention of existing customers is reconciled to total cost of equipment sold as follows:

Year ended December 31,	2003	2002	2001
(Dollars in thousands)			
Cost of equipment sold as reported	$ 355,150	$ 242,523	$166,759
Less cost of equipment sold related to the retention of existing customers	(106,611)	(57,240)	(42,731)
Cost of equipment sold to new customers	$ 248,539	$ 185,283	$124,028

(3) Equipment sales revenues, excluding amounts related to the retention of existing customers is reconciled to total equipment sales revenues as follows:

Year ended December 31,	2003	2002	2001
(Dollars in thousands)			
Equipment sales revenues as reported	$158,994	$ 98,693	$ 68,445
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates*	(27,328)	(13,108)	—
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	30,736	14,579	—
Equipment sales revenues from new customers	$162,402	$100,164	$ 68,445

* In part of 2002 and all of 2001, equipment sales revenues related to retaining current customers were included in equipment sales revenues. In 2003 and part of 2002, these revenues were recorded in selling, general and administrative expenses as a reduction of the cost of equipment sold to retain current customers. In order to conform the operating results for 2003 and the part of 2002 for which these revenues were recorded in selling, general and administrative expenses to the current period presentation, U.S. Cellular reclassified the revenues related to retaining current customers in these periods as equipment sales revenues.

(4) Gross customer activations represent customers added to U.S. Cellular's customer base, during the respective periods presented, through its marketing distribution channels.

Monthly general and administrative expenses per customer, including the net costs related to the renewal or upgrade of service contracts of existing U.S. Cellular customers ("net customer retention costs"), increased 15% to $13.40 in 2003 and increased 6% to $11.70 in 2002 from $11.01 in 2001. Management uses this measurement to assess the cost of serving and retaining its customers on a per unit basis.

This measurement is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31,	2003	2002	2001
(Dollars in thousands, except per customer amounts)			
Components of cost[1]			
Selling, general and administrative expenses as reported	$1,004,655	$ 829,993	$ 689,087
Less selling, general and administrative expenses related to the acquisition of new customers	(428,944)	(368,888)	(297,239)
Add cost of equipment sold related to the retention of existing customers	106,611	57,240	42,731
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(27,328)	(13,108)	—
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	30,736	14,579	—
Net cost of serving and retaining customers	$ 685,730	$ 519,816	$ 434,579
Divided by average customers during period (000s)[2]	4,263	3,702	3,289
Divided by twelve months in each period	12	12	12
Average monthly general and administrative expenses per customer	$ 13.40	$ 11.70	$ 11.01

(1) These components were previously identified in the table which calculates sales and marketing cost per customer activation and related footnotes shown above.

(2) Average customers for each respective period were previously defined in footnote 4 to the table of summarized operating data shown on page 22.

Depreciation expense increased $62.8 million, or 20%, to $374.8 million in 2003 from $312.0 million in 2002 and increased $74.7 million, or 31%, in 2002, from $237.3 million in 2001. The increases in both years reflect rising average fixed asset balances, which increased 23% in 2003 and 31% in 2002. Increased fixed asset balances in both 2003 and 2002 resulted from the following factors:

- the addition of 507 and 437 new cell sites in 2003 and 2002, respectively, built to improve coverage and capacity in U.S. Cellular's markets;
- the acquisition of the Chicago market in 2002;
- U.S. Cellular's migration of its network toward a single digital equipment platform, which began during the second half of 2002;
- the addition of digital radio channels to U.S. Cellular's network to accommodate increased usage; and
- investments in U.S. Cellular's billing and office systems.

See "Liquidity and Capital Resources – Capital Expenditures" for further discussion of U.S. Cellular's capital expenditures.

In addition to the above factors, in 2003, U.S. Cellular took certain cell sites, in which its antennae were co-located on third parties' towers, out of service, writing off the remaining net book value of the related assets. This write-off increased depreciation expense $7.0 million in 2003. These cell sites were acquired from another carrier in a 2001 transaction. U.S. Cellular recorded $11.6 million less depreciation expense in

2003 than in 2002 as depreciation on the properties transferred to AT&T Wireless in the exchange transaction was only recorded through March 2003 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

In 2002, depreciation expense increased $15.0 million due to a charge to reflect the write-off of certain analog equipment based on fixed asset inventory reviews performed in 2002.

Amortization and accretion expense increased $18.4 million, or 47%, to $57.6 million in 2003 from $39.2 million in 2002 and decreased $24.2 million, or 38%, in 2002 from $63.4 million in 2001. The increase in 2003 is primarily driven by the $11.1 million increase in amortization related to the customer list intangible assets and other deferred charges acquired in the USCOC of Chicago transaction during 2002. The customer list assets are amortized based on the average customer retention periods related to each customer list.

In accordance with SFAS No. 143 "Accounting for Asset Retirement Obligations," as of January 1, 2003, U.S. Cellular began accreting liabilities for future remediation obligations associated with leased properties. Such accretion expense totaled $4.4 million in 2003.

In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," effective January 1, 2002, U.S. Cellular no longer amortizes previously recorded goodwill and intangible assets with indefinite lives. These assets will be subject to periodic impairment tests, which will be conducted annually or more often if necessary. In 2001, amortization of these intangibles totaled $36.5 million.

Loss on impairment of intangible assets totaled $49.6 million in 2003. In conjunction with the restatement related to SFAS No. 142, U.S. Cellular reperformed the annual impairment test for its investment in licenses for 2003, which was originally performed during the second quarter of 2003. The carrying value of the licenses in each reporting unit was compared to the estimated fair value of the licenses in each reporting unit. The license values in two reporting units were determined to be impaired and a loss of $49.6 million was recorded.

See "Application of Critical Accounting Policies and Estimates – Investment in Licenses and Goodwill" for further discussion of U.S. Cellular's intangible asset impairment testing.

Loss on assets held for sale totaled $45.9 million in 2003. Of this total, $23.9 million represents the difference between the fair value of the assets U.S. Cellular received and expects to receive in the AT&T Wireless exchange transaction completed on August 1, 2003, as determined by an independent valuation, and the recorded value of the Florida and Georgia market assets it transferred to AT&T Wireless. The loss also includes a $22.0 million write-down related to the wireless assets to be sold to AT&T Wireless in February 2004.

Operating Income

Operating income decreased $162.2 million, or 58%, to $119.0 million in 2003 from $281.2 million in 2002 and decreased $36.0 million, or 11%, in 2002 from $317.2 million in 2001. The operating income margins (as a percent of service revenues) were 4.9% in 2003, 13.4% in 2002 and 17.4% in 2001.

The declines in operating income and operating income margin in both years reflect the following:

- increased selling, general and administrative expenses, primarily driven by the acquisition and subsequent transition of the Chicago market's operations and billing system; and additional costs related to advertising and marketing the U.S. Cellular brand, especially in the Chicago market, and related to the launch of U.S. Cellular's data-related wireless services in certain markets;
- increased depreciation expense, driven by an increase in average fixed assets related to ongoing improvements to and the expansion of U.S. Cellular's wireless network;
- increased system operations expenses, primarily driven by increases in the number of cell sites in and the number of minutes used by U.S. Cellular's customers and roaming customers on U.S. Cellular's network; and
- increased equipment subsidies, primarily due to U.S. Cellular's practice of selling handsets to agents; this practice began in 2002 and increased the volume of handset sales, as well as the increase in customer retention-related equipment transactions.

Operating income and operating income margin in 2003 also reflect:

- the losses on assets held for sale related to both the exchange transaction and pending sale transaction involving AT&T Wireless; and
- the loss on impairment of intangible assets.

These expense increases were partially offset by increased service revenues, which were driven by growth in the number of customers served by U.S. Cellular's systems and increases in average monthly revenue per customer.

U.S. Cellular expects most of the above factors, except for those related to the transition of the Chicago market and the losses on assets held for sale and impairments, to continue to have an effect on operating income and operating margins for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of U.S. Cellular's operating results, may cause operating income and operating margins to fluctuate over the next several quarters.

Related to U.S. Cellular's acquisition and subsequent transition of the Chicago market's operations, U.S. Cellular plans to incur additional expenses in 2004 as it competes in the Chicago market. Additionally, U.S. Cellular plans to build out its network into other as yet unserved portions of its licensed areas, and will begin sales and marketing operations in those areas in the next few years. U.S. Cellular also incurred additional expenses related to its launch of data-related wireless services in many of its markets in 2003, and expects to incur expenses related to its continued marketing of data-related wireless services in the next few years. As a result, depending on the timing and effectiveness of these initiatives, U.S. Cellular's operating income may range from $160 million to $210 million in 2004, compared to operating income of $119 million in 2003. Its corresponding operating margins may range from 6% to 8% in 2004, compared to an operating margin of 4.9% in 2003.

U.S. Cellular anticipates that service revenues will total approximately $2.5 billion in 2004, compared to service revenues of $2.4 billion in 2003. The anticipated service revenue growth in 2004 reflects the effects of the sale of properties to AT&T Wireless in February 2004, the markets transferred to AT&T Wireless in the exchange transaction completed in August 2003, the continued growth in U.S. Cellular's customer base and the continued marketing of data-related wireless services in its markets.

Depending on the timing and effectiveness of its marketing efforts in new markets, U.S. Cellular anticipates that its customer base will grow by 7% to 8% in 2004, substantially all from net customer additions gained through its marketing channels. However, management anticipates that average monthly service revenue per customer will decrease slightly, as retail service revenue per minute of use and inbound roaming revenue per minute of use decline.

Depending on the timing and effectiveness of its marketing efforts in new markets, U.S. Cellular anticipates that its operating expenses will increase by a range of 3% to 5% during 2004. U.S. Cellular does not anticipate recording a significant adjustment to the loss on assets held for sale in 2004 related to the sale of properties to AT&T Wireless in February 2004. U.S. Cellular anticipates that its net costs associated with customer growth, service and retention, initiation of new services, launches in new markets and fixed asset additions will continue to grow, causing overall expenses to increase compared to 2003.

U.S. Cellular anticipates that its net customer retention costs will increase in the future as it migrates to a single digital technology platform and certain customers will require new handsets. In addition, continued competitive pressures and an increase in per unit handset costs will require U.S. Cellular to incur increased net customer retention costs.

Management believes there exists a seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters due to variations in customer usage patterns in those periods, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth, which may cause operating income to vary from quarter to quarter. Management anticipates that the impact of such seasonality may decrease in the future, particularly as it relates to operating expenses, as the proportion of full year customer activations derived from fourth quarter holiday sales is expected to decline to reflect ongoing, rather than seasonal, promotions of U.S. Cellular's products.

Effects of Competition on Operating Income

U.S. Cellular competes directly with several wireless communications services providers, including enhanced specialized mobile radio service providers, in each of its markets. In general, there are between five and seven competitors in each wireless market in which U.S. Cellular provides service. U.S. Cellular generally competes against each of the six near-nationwide wireless companies: Verizon Wireless, Sprint PCS (and affiliates), Cingular Wireless, AT&T Wireless, T-Mobile and Nextel. However, not all six competitors operate in each market where U.S. Cellular does business. U.S. Cellular believes that these competitors have substantially greater financial, technical, marketing, sales, purchasing and distribution resources than it does.

The use of national advertising and promotional programs by such national wireless operators may be a source of additional competitive and pricing pressures in all U.S. Cellular markets, even if those operators may not provide service in a particular market. U.S. Cellular provides wireless services comparable to the national competitors, but the other wireless companies operate in a wider geographic area and are able to offer no- or low-cost roaming and long-distance calling packages over a wider area on their own networks than U.S. Cellular can offer on its network. If U.S. Cellular offers the same calling area as one of these competitors, it will incur roaming charges for calls made in portions of the calling area that are not part of its network.

In the Midwest, U.S. Cellular's largest contiguous service area, it can offer larger regional service packages without incurring significant roaming charges than it is able to offer in other parts of its network. U.S. Cellular also employs a customer satisfaction strategy throughout its markets which it believes has contributed to a relatively low churn rate and has had a positive impact on its cost to acquire and serve customers.

Some of U.S. Cellular's competitors bundle other services, such as landline telephone service and internet access, with their wireless communications services, which U.S. Cellular either does not have the ability to offer or has chosen not to offer.

In addition, U.S. Cellular competes against both larger and smaller regional wireless companies in certain areas, including ALLTEL, Western Wireless, Rural Cellular Corporation, and against resellers of wireless services. Since each of these competitors operates on systems using spectrum licensed by the FCC and has comparable technology and facilities, competition for customers among these systems in each market is principally on the basis of quality of service, price, size of area covered, services offered and responsiveness of customer service.

Since U.S. Cellular's competitors do not disclose their subscriber counts in specific regional service areas, market share for the competitors in each regional market cannot be accurately determined.

Effects of Wireless Number Portability on Operating Income

The FCC mandate requiring that all wireless carriers be capable of facilitating wireless number portability became effective on November 24, 2003. At that time, all wireless providers in the largest 100 metropolitan statistical areas in the United States allowed a customer to retain, subject to certain geographical limitations, their existing telephone number when switching from one telecommunications carrier to another. For metropolitan statistical areas outside the largest 100, wireless providers that receive a request to allow an end user to port their number must be capable of doing so within six months of receiving the request or within six months after November 24, 2003, whichever is later.

U.S. Cellular has been successful in facilitating number portability requests in a timely manner. The implementation of wireless number portability has not had a material effect on U.S. Cellular's results of operations to date. However, U.S. Cellular is unable to predict the impact that the implementation of number portability will have on its overall business. The implementation of wireless number portability will likely increase churn rates for U.S. Cellular and other wireless companies, as the ability of customers to retain their wireless telephone numbers removes a significant barrier for customers who wish to change wireless carriers. U.S. Cellular believes that it may be able to obtain additional new customers who wish to change their service from other wireless carriers as a result of wireless number portability. The future volume of any porting requests, and the processing costs related thereto, may increase U.S. Cellular's operating costs in the future. Any of the above factors could have an adverse effect on U.S. Cellular's competitive position, costs of obtaining new subscribers, liquidity, financial position and results of operations.

Investment and Other Income (Expense)

Investment and other income (expense) totaled ($12.8) million in 2003, ($293.6) million in 2002 and $14.1 million in 2001.

Investment income was $52.1 million in 2003, $42.1 million in 2002 and $41.9 million in 2001. Investment income primarily represents U.S. Cellular's share of net income from the markets managed by others that are accounted for by the equity method. The aggregate net income of these investment markets increased significantly in 2003, resulting in a corresponding increase in investment income.

Interest income totaled $1.6 million in 2003, $4.4 million in 2002 and $10.3 million in 2001. The decreases in 2003 and 2002 are primarily due to lower average cash balances in those years than in the respective comparable years.

Interest expense totaled $64.6 million in 2003, $47.9 million in 2002 and $35.2 million in 2001. Interest expense is summarized by related debt instrument in the following table:

Year Ended December 31,	2003	2002	2001
(Dollars in millions)			
7.25% Notes	$18.5	$18.5	$18.5
8.75% Senior Notes	11.4	1.8	—
Revolving credit facilities	9.8	5.8	5.1
6% zero coupon convertible debentures	9.4	8.9	9.8
8.1% Intercompany Note (1)	8.6	3.5	—
Forward contracts (2)	2.9	2.1	—
6.7% Notes	2.0	—	—
9% Series A Notes	—	4.6	—
Other	2.0	2.7	1.8
Total Interest Expense	$64.6	$47.9	$35.2

(1) In August 2002, U.S. Cellular entered into a loan agreement with TDS under which it borrowed $105 million. The loan bears interest at an annual rate of 8.1%, payable quarterly, and becomes due in August 2008, with prepayments optional. In February 2004, U.S. Cellular repaid all outstanding principal and interest related to this Note. For further information regarding this Note, see "Certain Relationships and Related Transactions."

(2) In May 2002, U.S. Cellular entered into the forward contracts, which were negotiated with third parties relating to its investment in 10.2 million Vodafone American Depositary Receipts. Taken together, the forward contracts allowed U.S. Cellular to borrow an aggregate of $159.9 million against the stock. The forward contracts bear interest, payable quarterly, at the London InterBank Offered Rate ("LIBOR") plus 0.5% for a rate of 1.65% based on the three-month LIBOR rate at December 31, 2003. For further information regarding the forward contracts, see "Market Risk."

In 2003, interest expense related to the revolving credit facilities increased primarily due to the increase in average borrowings outstanding. Interest expense on the 8.75% Senior Notes, 8.1% Intercompany Notes and 6.7% Notes increased due to the increased length of time they were outstanding in 2003 compared to 2002.

In 2002, interest expense related to the 8.75% Senior Notes, 8.1% Intercompany Note, Forward contracts and 9% Series A Notes increased due to the fact that none of these debt instruments were outstanding during 2001.

U.S. Cellular's $250 million principal amount of 7.25% Notes are unsecured and become due in August 2007. Interest on the Notes is payable semi-annually on February 15 and August 15 of each year.

The zero coupon convertible debentures, also known as Liquid Yield Option Notes, accrete interest at 6% annually, but do not require current cash payments of interest. All accreted interest is added to the outstanding principal balance on June 15 and December 15 of each year for purposes of calculating interest expense.

For further information regarding U.S. Cellular's 8.75% Senior Notes, 6.7% Notes and 9% Series A Notes, see "Liquidity and Capital Resources – Long-Term Financing." For further information regarding U.S. Cellular's revolving credit facilities, see "Liquidity and Capital Resources – Revolving Credit Facilities." For further information on the forward contracts, see "Market Risk." For information regarding the 8.1% Intercompany Note, see "Certain Relationships and Related Transactions."

Loss on marketable equity securities and other investments totaled $5.2 million in 2003 and $295.5 million in 2002. In 2003, a $3.5 million license impairment loss was recorded related to U.S. Cellular's investment in a non-operational market in Florida that remained with U.S. Cellular after the exchange with AT&T Wireless was completed. Also in 2003, a $1.7 million impairment loss was recorded related to U.S. Cellular's minority investment in a wireless market that it accounts for using the cost method.

U.S. Cellular and its subsidiaries hold a substantial amount of marketable equity securities, the majority of which are the result of sales or trades of non-strategic assets. These securities are publicly traded and can have volatile share prices. U.S. Cellular and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganizations of other assets. U.S. Cellular continues to hold these investments because their associated low tax basis would trigger a substantial taxable gain upon disposal. See "Liquidity and Capital Resources – Marketable Equity Securities and Forward Contracts" for a discussion of marketable equity securities.

In 2002, management determined that the decline in value of certain marketable equity securities relative to their book basis was other than temporary and charged a $244.7 million loss to the statements of operations. U.S. Cellular has subsequently utilized derivative financial instruments to eliminate any future other than temporary losses related to these marketable equity securities. See "Market Risk" for a discussion of other than temporary losses.

Also in 2002, U.S. Cellular recorded a $38.1 million write-down in the value of notes receivable related to the 2000 sales of certain minority interests. Additionally, U.S. Cellular recorded losses of $8.5 million related to the withdrawal from a partnership in which it had owned an investment interest and $4.2 million related to the reduction in value of a land purchase option.

Income Taxes

Income tax expense (benefit) totaled an expense of $37.2 million in 2003, a benefit of $7.5 million in 2002 and an expense of $147.3 million in 2001. The overall effective tax expense (benefit) rate was 35% in 2003, (61%) in 2002 and 44% in 2001. The effective tax rates in 2003 and 2002 were impacted by the losses on assets held for sale and the losses on investments, which have different tax rates than U.S. Cellular's overall operations. See Note 2 – Income Taxes in the Notes to Consolidated Financial Statements for further discussion of the effective tax rate.

TDS and U.S. Cellular are parties to a Tax Allocation Agreement, pursuant to which U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group.

For financial reporting purposes, U.S. Cellular computes federal income taxes as if it were filing a separate return as its own affiliated group and was not included in the TDS group.

Cumulative Effect of Accounting Changes

Cumulative effect of accounting changes, net of tax and minority interest, reduced income by $14.3 million, net of taxes of $9.7 million and minority interest of $0.5 million, or $0.17 per diluted share, in 2003, reflecting the implementation of SFAS No. 143, and $8.6 million, or $0.09 per diluted share, to income in 2002, reflecting an initial impairment upon adoption of SFAS No. 142 and U.S. Cellular's change in its application of SAB No. 101.

Effective January 1, 2003, U.S. Cellular implemented SFAS No. 143. The cumulative effect in 2003 represents the aggregate impact of this accounting change for periods prior to 2003.

Effective January 1, 2002, U.S. Cellular adopted SFAS No. 142 and determined that wireless licenses have indefinite lives. Upon initial adoption, U.S. Cellular reviewed its investment in licenses and determined there was an impairment loss on certain licenses. The cumulative effect of the initial impairment upon the adoption of SFAS No. 142 reduced net income in 2002 by $12.7 million, net of taxes of $8.2 million, or $(0.14) per diluted share.

Effective January 1, 2002, U.S. Cellular began deferring expense recognition of a portion of its commissions expenses, in the amount of deferred activation fees revenue. The cumulative effect in 2002, representing the aggregate impact of this accounting change for periods prior to 2002, was recorded in 2002 increasing net income by $4.1 million, net of tax of $3.0 million, or $0.05 per diluted share.

Net Income (Loss)

Net income (loss) totaled income of $42.7 million in 2003, a loss of $26.9 million in 2002 and income of $173.9 million in 2001. Diluted earnings (loss) per share was $0.49 in 2003, ($0.31) in 2002 and $1.99 in 2001. In 2002, reduced operating income, primarily related to the launch of U.S. Cellular's brand in the Chicago market, and losses on marketable equity securities and other investments led to the decline in net income and diluted earnings per share from 2001. In 2003, losses on investments were significantly reduced, leading to the increase in net income and diluted earnings per share.

Inflation

Management believes that inflation affects U.S. Cellular's business to no greater extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," was issued in January 2003, and is effective for all variable interests in variable interest entities created after January 31, 2003, and is effective October 1, 2003 for variable interests in variable interest entities created before February 1, 2003. This Interpretation modifies the requirements for consolidation of investments previously contained in Accounting Research Bulletin No. 51 "Consolidated Financial Statements." Under FIN 46, certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties are considered variable interest entities and are potentially subject to consolidation by an investor other than the investor with the majority equity interest. In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest Entities," which among other things, deferred the application of FIN 46 by public entities with interest in variable interest entities referred to as special purpose entities until periods ending after December 15, 2003 and by public entities for all other types of variable interest entities until periods ending after March 15, 2004. U.S. Cellular has reviewed the provisions of FIN 46R, and does not anticipate that the adoption of FIN 46R will have a material impact on U.S. Cellular's future financial position or results of operations.

FINANCIAL RESOURCES

U.S. Cellular operates a capital- and marketing-intensive business. In recent years, U.S. Cellular has generated cash from its operations, received cash proceeds from divestitures, used its short-term credit facilities and used long-term debt financing to fund its network construction costs and operating expenses. U.S. Cellular anticipates further increases in wireless customers, revenues, operating expenses, cash flows from operating activities and fixed assets in the future. Cash flows may fluctuate from quarter to quarter depending on the seasonality of each of these growth factors.

Cash flows from operating activities provided $621.7 million in 2003, $620.1 million in 2002 and $440.3 million in 2001. Income excluding adjustments to reconcile income (loss) to net cash provided by operating activities, excluding noncash items and changes in assets and liabilities from operations ("noncash" items) totaled $578.7 million in 2003, $599.9 million in 2002 and $505.0 million in 2001. Changes in assets and liabilities from operations provided $42.9 million in 2003, provided $20.2 million in 2002 and required $64.7 million in 2001, reflecting primarily timing differences in the payment of accounts payable and accrued taxes and the receipt of accounts receivable. Income taxes and interest paid totaled $22.3 million in 2003, $69.9 million in 2002 and $154.0 million in 2001.

The following table is a summary of the components of cash flows from operating activities.

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
(Dollars in thousands)			
Net Income (loss)	$ 42,660	$ (26,945)	$173,876
Noncash items included in income from continuing operations	536,052	626,882	331,165
Income from continuing operations excluding noncash items	578,712	599,937	505,041
Changes in assets and liabilities from operations	42,943	20,143	(64,693)
	$621,655	$620,080	$440,348

Cash flows from investing activities required $556.1 million in 2003, $1,099.6 million in 2002 and $671.8 million in 2001. Cash required for property, plant and equipment and system development expenditures totaled $632.5 million in 2003, $730.6 million in 2002 and $503.3 million in 2001. These expenditures were financed primarily with internally generated cash and borrowings from U.S. Cellular's revolving credit facilities. These expenditures represent the construction of 507, 437 and 377 cell sites in 2003, 2002 and 2001, respectively, as well as other plant additions and costs related to the development of U.S. Cellular's office systems. In 2003 and 2002, these plant additions included approximately $58 million and $215 million, respectively, for the migration to a single digital equipment platform. Other plant additions in all three years included significant amounts related to the replacement of retired assets and the changeout of analog equipment for digital equipment.

Acquisitions, excluding cash received in all three years, plus notes issued to the sellers of USCOC of Chicago in 2002, required $5.1 million in 2003, $452.9 million in 2002 and $186.3 million in 2001. Proceeds from the exchange transaction with AT&T Wireless totaled $34.0 million in 2003. Cash distributions from wireless entities in which U.S. Cellular has an interest provided $44.8 million in 2003, $28.9 million in 2002 and $14.8 million in 2001. In 2002, U.S. Cellular was refunded $56.1 million of its deposit with the FCC related to the January 2001 FCC spectrum auction.

Cash flows from financing activities required $70.6 million in 2003 and provided $465.5 million in 2002 and $136.1 million in 2001. In 2003, U.S. Cellular repaid the remaining principal amount outstanding on its 9% Series A Notes with $40.7 million in cash, which was financed using U.S. Cellular's revolving credit facilities. The 9% Series A Notes are now retired. On December 8, 2003, U.S. Cellular received $432.9 million net proceeds from the issuance of its $444.0 million of 6.7% Notes due December 2033. These proceeds were subsequently used to repay all outstanding borrowings under the revolving credit facility entered into in 1997. In 2002, U.S. Cellular received $159.9 million from the monetization of its Vodafone investment through the forward contracts, $129.8 million net proceeds from the 8.75% Senior Notes offering and $105.0 million through the Intercompany Note, all of which were used primarily to finance the USCOC of Chicago acquisition. In 2002, U.S. Cellular repurchased $129.8 million of its 9% Series A Notes using the net proceeds from the 8.75% Senior Notes offering. U.S. Cellular repaid $739.3 million in 2003, $346.6 million in 2002 and $22.5 million in 2001 under its revolving credit facilities. Borrowings under the revolving credit facilities totaled $279.3 million in 2003, primarily to fund capital expenditures; $542.6 million in 2002, primarily to fund the USCOC of Chicago acquisition and capital expenditures; and $231.5 million in 2001, primarily to fund capital expenditures.

In 2001, U.S. Cellular paid $32.0 million in cash and issued 644,000 USM Common Shares to satisfy the retirement of $126.2 million face value ($55.1 million carrying value) of Liquid Yield Option Notes by the holders.

Also, in 2001, U.S. Cellular paid $40.9 million for the repurchase of 643,000 of its Common Shares, including $11.0 million paid in January 2001 related to December 2000 Common Share repurchases. See "Repurchase of Securities" for a description of U.S. Cellular's Common Share repurchase programs. An additional 157,000 Common Shares were purchased in 2001 pursuant to a previously authorized program to repurchase a limited amount of shares on a quarterly basis, primarily for use in employee benefit plans.

ACQUISITIONS, EXCHANGES AND DIVESTITURES

U.S. Cellular assesses its wireless holdings on an ongoing basis in order to maximize the benefits derived from its operating markets. U.S. Cellular also reviews attractive opportunities for the acquisition of additional wireless spectrum.

Acquisitions

Acquisition of USCOC of Chicago

On August 7, 2002, U.S. Cellular completed the acquisition of USCOC of Chicago, for approximately $618 million, including working capital and other adjustments. U.S. Cellular financed the purchase using its revolving credit facilities, 9% Series A Notes and the Intercompany Note. Net of cash acquired in the transaction and notes issued to the sellers of USCOC of Chicago, U.S. Cellular used cash totaling $431.9 million for the acquisition of USCOC of Chicago.

Other Acquisitions

In 2002, U.S. Cellular, through joint ventures, acquired majority interests in licenses in three wireless markets. The interests U.S. Cellular acquired are 100% owned by the joint ventures, and U.S. Cellular is considered to have the controlling financial interest in these joint ventures for financial reporting purposes. U.S. Cellular also acquired the remaining minority interests in three other wireless markets in which it previously owned the controlling financial interest for financial reporting purposes, resulting in 100% ownership in those markets. The aggregate amount paid by U.S. Cellular to acquire the interests in these transactions was $21.1 million.

In 2001, U.S. Cellular, on its own behalf and through joint ventures, acquired majority interests in licenses in 27 wireless markets for $182.3 million in cash, which excluded $4.1 million of deposits on potential future acquisitions. These deposits were returned to U.S. Cellular in 2002 and no additional interests were acquired related to the deposits. The interests U.S. Cellular acquired through joint ventures are 100% owned by the joint ventures, and U.S. Cellular is considered to have the controlling financial interest in these joint ventures for financial reporting purposes.

At December 31, 2003, U.S. Cellular had entered into an agreement to purchase the remaining equity interests in three licenses in which it currently owns controlling interests for $34.8 million in cash. This transaction was completed in January 2004.

Exchanges
On August 1, 2003, U.S. Cellular completed the transfer of properties to AT&T Wireless and the assignments to it by AT&T Wireless of a portion of the wireless licenses covered by the agreement with AT&T Wireless. On the initial closing date, U.S. Cellular also received approximately $34.0 million in cash and minority interests in six wireless markets in which it currently owns a controlling interest. Also on the initial closing date, U.S. Cellular transferred wireless assets and customers in 10 markets in Florida and Georgia to AT&T Wireless. U.S. Cellular has deferred the assignment and development of 21 licenses it has the right to acquire from AT&T Wireless until later periods. The value of these licenses is recorded as License rights on the balance sheet. When this transaction is fully consummated, U.S. Cellular will have received wireless licenses in 13 states contiguous to and that overlap existing properties in the Midwest and Northeast.

Divestitures
On November 26, 2003, U.S. Cellular announced that it had entered into a definitive agreement to sell its southern Texas wireless properties to AT&T Wireless for $95 million in cash plus a working capital adjustment, subject to certain closing provisions. The closing of the transaction occurred in February 2004. The U.S. Cellular assets sold to AT&T Wireless include wireless properties and 76,000 customers. Service revenues from the markets sold totaled $60.6 million for the year ended December 31, 2003, while operating income totaled $17.1 million. Operating income does not include shared services costs that have been allocated to the markets from the U.S. Cellular corporate office.

The sale was accounted for in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The balance sheet at December 31, 2003 reflects assets and liabilities of the wireless properties to be sold as assets and liabilities of operations held for sale. The revenues and expenses of the markets were included in operations until the completion of the sale in February 2004.

The following table summarizes the recorded value of the assets and liabilities of the markets that U.S. Cellular transferred.

December 31,	2003
(Dollars in thousands)	
Current assets	$ 5,363
Property, plant and equipment, net	45,710
Other assets	316
Licenses, net	63,569
Goodwill	7,565
Loss on assets held for sale	(22,000)
Total assets	$100,523
Current liabilities	2,189
Non-current liabilities	238
Total liabilities	$ 2,427
Net assets to be transferred	$ 98,096

In 2002 and 2001, U.S. Cellular had no material divestitures of wireless interests.

FCC Auction 35 Transactions
U.S. Cellular is a limited partner in a joint venture that was a successful bidder for 17 licenses in 13 markets in the January 2001 FCC spectrum auction ("Auction 35"). In 2001, the joint venture acquired five of such licenses in four markets for a total of $4.1 million and at December 31, 2001, had deposits with the FCC totaling $56.1 million for the remaining licenses.

In May 2002, the FCC refunded 85% of the deposits, or $47.6 million. On September 12, 2002, the FCC issued a public notice permitting the winning bidders in Auction 35 to dismiss some or all of their applications. In November 2002, the joint venture notified the FCC of its election to opt out of its applications for the remaining 12 license applications and on December 9, 2002, the FCC issued a public notice dismissing the applications. On December 20, 2002, the joint venture received the remaining $8.5 million of deposits paid to the FCC.

LIQUIDITY AND CAPITAL RESOURCES

Management believes that U.S. Cellular's cash flows from operations, existing cash balances and funds available from lines of credit arrangements provide substantial financial flexibility for U.S. Cellular to meet both its short- and long-term needs. U.S. Cellular also may have access to public and private capital markets to help meet its long-term financing needs. U.S. Cellular anticipates issuing debt and equity securities only when capital requirements (including acquisitions), financial market conditions and other factors warrant.

However, the availability of financial resources is dependent on economic events, business developments, technological changes, financial conditions or other factors, some of which may not be in U.S. Cellular's control. If at any time financing is not available on terms acceptable to U.S. Cellular, it might be required to reduce its business development and capital expenditure plans, which could have a materially adverse effect on its business and financial condition. U.S. Cellular does not believe that any circumstances that could materially adversely affect its liquidity or its capital resources are currently reasonably likely to occur, but it cannot provide assurances that such circumstances will not occur or that they will not occur rapidly. Economic downturns, changes in financial markets or other factors could rapidly change the availability of U.S. Cellular's liquidity and capital resources. Uncertainty of access to capital for telecommunications companies, further deterioration in the capital markets, other changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development and acquisition programs.

Revolving Credit Facilities
In December 2003, U.S. Cellular increased the capacity of its bank revolving credit facility originally entered into in 2002 to $700 million from $325 million. This facility expires in June 2007. Borrowings under this facility accrue interest at the London InterBank Offered Rate ("LIBOR") plus 55 basis points (for a rate of 1.67% based on the one-month

LIBOR rate at December 31, 2003). Interest and principal are due the last day of the borrowing period, as selected by the borrower, of either seven days or one, two, three or six months; any borrowings made under the facility are short-term in nature and automatically renew until they are repaid. U.S. Cellular pays annual facility and administrative fees in addition to interest on any borrowings; these fees are recorded as interest expense. As of December 31, 2003, U.S. Cellular had $699.8 million available, net of outstanding letters of credit of $0.2 million. In February 2004, U.S. Cellular repaid the entire $105 million Intercompany Note, plus accrued interest of $1 million, to TDS using cash borrowed under the revolving credit facility.

At December 31, 2002, and up until December 23, 2003, U.S. Cellular had a $500 million revolving credit facility with a group of banks. This credit facility was terminated on December 23, 2003 in connection with the amendment of U.S. Cellular's $325 million credit facility to $700 million, discussed above. Borrowings under this facility accrued interest at the LIBOR rate plus 19.5 basis points. Other terms of this facility were similar to those in the recently amended facility discussed above.

U.S. Cellular is generating cash from its operations and anticipates financing the 2004 obligations listed above with internally generated cash and with borrowings under its revolving credit facilities, as the timing of such expenditures warrants. U.S. Cellular had $9.8 million of cash and cash equivalents at December 31, 2003.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and to represent certain matters at the time of each borrowing.

The restatements of the financial statements for the years ended December 31, 2003 and 2002 resulted in defaults under the revolving credit agreement between U.S. Cellular and certain lenders. U.S. Cellular has not failed to make nor expects to fail to make any scheduled payment of principal or interest under such revolving credit agreement. U.S. Cellular has received waivers from the lenders under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements.

U.S. Cellular's interest costs related to the revolving credit facility would increase if its credit rating goes down, which would increase its cost of financing, but the facility would not cease to be available solely as a result of a decline in its credit rating. A downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future.

Marketable Equity Securities and Forward Contracts

U.S. Cellular and its subsidiaries hold a substantial amount of marketable equity securities that are publicly traded and can have volatile share prices. U.S. Cellular and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganizations of other assets. The investment in Vodafone resulted from certain sales or trades of non-strategic cellular investments to or settlements with AirTouch Communications in exchange for stock of AirTouch, which was then acquired by Vodafone for American Depositary Receipts representing Vodafone stock. The investment in Rural Cellular Corporation is the result of a consolidation of several cellular partnerships in which U.S. Cellular subsidiaries held interests in Rural Cellular Corporation, and the distribution of Rural Cellular Corporation stock in exchange for these interests. U.S. Cellular has not disposed of the investments because their low tax basis would trigger a substantial taxable gain upon disposal.

U.S. Cellular and its subsidiaries have entered into a number of variable prepaid forward contracts ("forward contracts") related to the marketable equity securities that they hold. The forward contracts mature in May 2007 and, at U.S. Cellular's option, may be settled in shares of the respective security or cash. U.S. Cellular has provided guarantees to the lenders which provide assurance to the lenders that all principal and interest amounts are paid upon settlement of the contracts by its subsidiary. If shares are delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized through maturity. Deferred taxes have been provided for the difference between the financial reporting basis and the income tax basis of the marketable equity securities and are included in deferred tax liabilities on the balance sheet. As of December 31, 2003, such deferred tax liabilities totaled $86.3 million.

The restatements of the financial statements for the years ended December 31, 2003 and 2002 resulted in defaults under certain forward contracts between a subsidiary of U.S. Cellular and a counterparty. U.S. Cellular has not failed to make nor expects to fail to make any scheduled payment of principal or interest under such forward contracts. U.S. Cellular and its subsidiaries have received waivers from the counterparty under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatements.

Long-Term Financing

In August 2002, U.S. Cellular issued the $175 million principal amount of 9% Series A Notes in conjunction with the acquisition of USCOC of Chicago. These Notes were originally issued in a private placement to the parties who sold USCOC of Chicago to U.S. Cellular and were due in August 2032. In November 2002, U.S. Cellular repurchased $129.8 million of the 9% Series A Notes with the proceeds of its 8.75% Senior Notes issuance. In January 2003, U.S. Cellular repurchased the remaining $45.2 million of the 9% Series A Notes with borrowings from its revolving credit facilities. As a result of these repurchases, the 9% Series A Notes have been cancelled.

In November 2002, U.S. Cellular sold $130 million of 8.75% Senior Notes. Interest is payable quarterly. These Notes are callable by U.S. Cellular, at the principal amount plus accrued and unpaid interest, at any time on and after November 7, 2007.

In December 2003, U.S. Cellular sold $444 million of 6.7% Senior Notes. Interest is payable semi-annually. These Notes may be redeemed, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus .30%.

At December 31, 2003, U.S. Cellular is in compliance with all covenants and other requirements set forth in long-term debt indentures. U.S. Cellular does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to issue additional debt in the future.

Capital Expenditures

Anticipated capital expenditures for 2004 primarily reflect U.S. Cellular's plans for construction, system expansion, the buildout of certain of its personal communication service licensed areas and additional expenditures related to its plans to migrate to a single digital equipment platform. U.S. Cellular plans to finance its construction program using internally generated cash and short-term financing. U.S. Cellular's estimated capital spending for 2004 is $610 million to $630 million. These expenditures primarily address the following needs:

- Expand and enhance U.S. Cellular's coverage in its service areas.
- Provide additional capacity to accommodate increased network usage by current customers.
- Build out certain licensed areas acquired in 2001, 2002 and 2003.
- Addition of digital service capabilities to its systems, including the completion of its migration toward a single digital equipment platform, Code Division Multiple Access ("CDMA"), from a mixture of CDMA and another digital technology, Time Division Multiple Access ("TDMA").
- Enhance U.S. Cellular's retail store network and office systems.

U.S. Cellular's overlay of existing technologies with CDMA is largely completed, and when the project is fully completed in 2004 it anticipates total expenditures related to the project to be no more than $300 million. U.S. Cellular will utilize CDMA technology in building out the licenses it has acquired and expects to acquire in the future from AT&T Wireless.

The cost estimates for the CDMA migration project have been revised from the original estimate of $400 to $450 million to reflect divestitures of markets, more favorable pricing than expected and additional efficiencies in the conversion process. U.S. Cellular contracted with multiple infrastructure vendors to provide a substantial portion of the equipment related to the conversion.

U.S. Cellular expects capital expenditures related to the buildout of the licensed areas it acquired in 2001 through 2003, including those in the AT&T Wireless exchange transaction, to be substantial. U.S. Cellular plans to build networks to serve these licensed areas and launch commercial service in these areas over the next several years. Approximately $100 million of the estimated capital spending for 2004 is allocated to the buildout of certain of these licenses, and U.S. Cellular expects a significant portion of its capital spending over the next few years to be related to the buildout of its wireless licensed areas.

Repurchase of Securities

U.S. Cellular has no current plans to repurchase a significant number of its Common Shares. U.S. Cellular's primary repurchase program expired in December 2003. U.S. Cellular did not repurchase any Common Shares in 2003 and 2002. However, U.S. Cellular continues to have authorization to repurchase a limited amount of additional Common Shares on a quarterly basis, primarily for use in employee benefit plans.

U.S. Cellular's Board of Directors has authorized management to opportunistically repurchase its 6% zero coupon convertible debentures, or Liquid Yield Option Notes, in private transactions. U.S. Cellular may also purchase a limited amount of such Notes in open-market transactions from time to time. U.S. Cellular's Liquid Yield Option Notes are convertible, at the option of their holders, at any time prior to maturity, redemption or purchase, into Common Shares at a conversion rate of 9.475 Common Shares per $1,000 of Notes. Upon conversion, U.S. Cellular has the option to deliver to holders either Common Shares or cash equal to the market value of the Common Shares into which the Liquid Yield Option Notes are convertible. U.S. Cellular may redeem the Liquid Yield Option Notes for cash at the issue price plus accrued original issue discount through the date of redemption.

Contractual Obligations

As of December 31, 2003, the resources required for contractual obligations were as follows:

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	More than 5 Years
(Dollars in millions)					
Long-term Debt Obligations(1)	$1,092.5	$108.0	$ —	$250.0	$734.5
Forward Contracts	159.9	—	—	159.9	—
Operating Leases(2)	285.5	62.2	100.7	56.7	65.9
Purchase Obligations(3)(4)	255.2	211.2	42.5	1.5	—
	$1,793.1	$381.4	$143.2	$468.1	$800.4

(1) Scheduled debt repayments include long-term debt and the current portion of long-term debt but exclude $160.3 million of unamortized discount on certain long-term debt instruments. See Note 14 – Long-term Debt in the Notes to Consolidated Financial Statements.

(2) Represents the amount due under operating leases for the periods specified. U.S. Cellular has no material capitalized leases.

(3) Includes obligations due under equipment vendor contracts. The 2004 amounts due under equipment vendor contracts are also included in estimated capital expenditures. See "Capital Expenditures" for further discussion. Also includes amounts payable under other agreements to purchase goods or services, including open purchase orders.

(4) Does not include amounts in any period for other post-retirement benefits because U.S. Cellular does not have any post-retirement benefit plans.

For further information regarding U.S. Cellular's contractual obligations see Note 19 – Commitments and Contingencies.

Off-Balance Sheet Arrangements

U.S. Cellular has no transactions, agreements or other contractual arrangements with unconsolidated entities or involving "off-balance sheet arrangements," as defined by SEC rules, that have or are reasonably likely to have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, revenues or expenses.

U.S. Cellular has certain variable interests in investments in unconsolidated entities where U.S. Cellular holds a minority interest. The investments in unconsolidated entities total $170.6 million as of

December 31, 2003 and are accounted for using either the equity or cost method. U.S. Cellular's maximum loss exposure for these variable interests is limited to the aggregate carrying amount of the investments.

Indemnity Agreements
U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. These include certain asset sales and financings with other parties. The term of the indemnification varies by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific, however these agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

U.S. Cellular prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. U.S. Cellular's significant accounting policies are discussed in detail in Note 1 – Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from estimates under different assumptions or conditions.

Management believes the following critical accounting estimates reflect its more significant judgments and estimates used in the preparation of its consolidated financial statements. U.S. Cellular's senior management has discussed the development and selection of each of the following accounting estimates and the following disclosures with the audit committee of U.S. Cellular's Board of Directors.

Investment in Licenses and Goodwill
As of December 31, 2003, U.S. Cellular reported $1,189.3 million of investment in licenses and $430.3 million of goodwill, as a result of acquisitions of interests in wireless licenses and businesses. In addition, U.S. Cellular reported $42.0 million of License rights related to licenses that will be received when the AT&T Wireless exchange transaction is fully completed. Included in Assets of Operations Held for Sale was $63.6 million of license costs and $7.6 million of goodwill at December 31, 2003.

See Note 4 – Investment in Licenses and Goodwill for a schedule of investments in licenses and goodwill activity in 2003 and 2002.

Investments in licenses and goodwill must be reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. U.S. Cellular performs the annual impairment review on investments in licenses and goodwill during the second quarter. There can be no assurance that, upon review at a later date, material impairment charges will not be required.

The intangible asset impairment test consists of comparing the fair value of the intangible asset to the carrying amount of the intangible asset. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit, as identified in accordance with SFAS No. 142, to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities of the reporting unit is the implied fair value of goodwill. If the carrying amount exceeds the implied fair value, an impairment loss is recognized for that difference.

The fair value of an intangible asset and reporting unit goodwill is the amount at which that asset or reporting unit could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value shall be based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenue or a similar performance measure. The use of these techniques involve assumptions by management about factors that are highly uncertain and can result in a range of values, including future cash flows, the appropriate discount rate and other factors and inputs. Different assumptions for these inputs or valuation methodologies could create materially different results.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. U.S. Cellular has identified seven reporting units pursuant to paragraph 30 of SFAS No. 142. The seven reporting units represent seven geographic groupings of FCC licenses, constituting seven markets or service areas. U.S. Cellular combines its FCC licenses into seven units of accounting for purposes of testing the licenses for impairment pursuant to Emerging Issues Task Force Statement 02-7 "Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets" ("EITF 02-7") and SFAS No. 142, using the same geographic groupings as its reporting units.

U.S. Cellular retained a third-party valuation firm to prepare valuations of the seven reporting units. A discounted cash flow approach was used to value each of the reporting units, using value drivers and risks specific to each individual geographic region. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the selection of a discount rate, estimated future cash flow levels, projected capital expenditures, and selection of terminal values.

U.S. Cellular also retained a third party valuation firm to prepare valuations of the seven groupings of FCC licenses (units of accounting pursuant to EITF 02-7). The valuations were prepared using an excess earnings methodology, through the use of a discounted cash flow approach. This excess earnings methodology estimates the fair value of the intangible assets (FCC license units of accounting) by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill.

U.S. Cellular recorded an impairment loss on its investment in licenses totaling $49.6 million in 2003 related to the impairment of two reporting units. Upon adoption of SFAS No. 142 in 2002, U.S. Cellular recorded an initial impairment loss on investment in licenses of $12.7 million ($20.9 million net of income taxes of $8.2 million) as a cumulative effect of an accounting change.

In 2003, a license impairment loss of $3.5 million was recorded related to U.S. Cellular's investment in a non-operational market in Florida that remains after the exchange with AT&T Wireless is completed. Also in 2003, U.S. Cellular reduced the carrying value of one of its cost method investments by $1.7 million based on a cash flow analysis of the investment. Both charges were included in Loss on marketable equity securities and other investments in the statements of operations.

Asset Retirement Obligations

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001, and became effective for U.S. Cellular beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the liability recorded is recognized in the statements of operations as a gain or loss.

The calculation of the asset retirement obligation for U.S. Cellular is a critical accounting estimate because changing the factors used in calculating the obligation could result in a larger or smaller estimated obligation that could have a significant impact on U.S. Cellular's results of operations and financial condition. Such factors may include probabilities or likelihood of remediation, cost estimates, lease renewals and salvage values. Actual results may differ materially from estimates under different assumptions or conditions.

U.S. Cellular is subject to asset retirement obligations associated primarily with its cell sites, retail sites and office locations. Asset retirement obligations generally include costs to remediate leased land on which U.S. Cellular's cell sites and switching offices are located. U.S. Cellular is also generally required to return leased retail store premises and office space to their pre-existing conditions.

U.S. Cellular determined that it had an obligation to remove long-lived assets in its cell sites, retail sites and office locations as described by SFAS No. 143, and has recorded an initial $54.4 million liability upon the adoption of SFAS No. 143 on January 1, 2003. Current year additions and accretion have increased the December 31, 2003 asset retirement obligation to $64.5 million.

See Asset Retirement Obligation in Note 1 – Summary of Significant Accounting Policies for a schedule of the changes in asset retirement obligations in 2003.

Income Taxes

The accounting for income taxes, the amounts of income tax assets and liabilities and the related income tax provision are critical accounting estimates because such amounts are significant to U.S. Cellular's financial condition, changes in financial condition and results of operations.

The preparation of the consolidated financial statements requires U.S. Cellular to calculate its provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items, such as depreciation expense, for tax and accounting purposes as well as estimating the impact of potential adjustments to filed tax returns. These temporary differences result in deferred tax assets and liabilities, which are included in U.S. Cellular's consolidated balance sheet. U.S. Cellular must then assess the likelihood that deferred tax assets will be recovered from future taxable income, and, to the extent management believes that recovery is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. U.S. Cellular's current net deferred tax asset was $16.8 million as of December 31, 2003, representing primarily the deferred tax effects of the allowance for doubtful accounts on accounts receivable.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 2003 are as follows:

December 31,	2003 (as restated)
(Dollars in thousands)	
Deferred Tax Asset	
Net operating loss carryforwards	$ 30,671
Unearned revenue	1,772
Derivative accounting	22,015
Other	5,222
	59,680
Less valuation allowance	(10,480)
Total Deferred Tax Asset	49,200
Deferred Tax Liability	
Property, plant and equipment	222,213
Licenses	206,129
Marketable equity securities	86,251
Partnership investments	30,511
Total Deferred Tax Liability	545,104
Net Deferred Income Tax Liability	$495,904

The valuation allowance relates to state net operating loss carryforwards that are expected to expire before they can be utilized.

The deferred income tax liability relating to marketable equity securities of $86.3 million at December 31, 2003 represents deferred income taxes calculated on the difference between the book basis and the tax basis of the marketable equity securities. Income taxes will be payable when U.S. Cellular sells the marketable equity securities.

U.S. Cellular is routinely subject to examination of its income tax returns by the Internal Revenue Service ("IRS") and other tax authorities. U.S. Cellular periodically assesses the likelihood of adjustments to its tax liabilities resulting from these examinations to determine the adequacy of its provision for income taxes, including related interest. Management judgment is required in assessing the eventual outcome of these examinations. Changes to such assessments affect the calculation of U.S. Cellular's income tax expense. The IRS has completed audits of U.S. Cellular's federal income tax returns for tax years through 1996.

In the event of an increase in the value of tax assets or a decrease in the value of tax liabilities, U.S. Cellular would decrease the income tax expense or increase the income tax benefit by an equivalent amount. In the event of a decrease in the value of tax assets or an increase in the value of tax liabilities, U.S. Cellular would increase the income tax expense or decrease the income tax benefit by an equivalent amount.

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to the TDS Tax Allocation Agreement. The TDS Tax Allocation Agreement provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. U.S. Cellular and its subsidiaries calculate their income tax and credits as if they comprised a separate affiliated group. Under the TDS Tax Agreement, U.S. Cellular remits its applicable income tax payments to TDS.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In August 2002, U.S. Cellular entered into a loan agreement with TDS under which it borrowed $105 million, which was used for the Chicago market purchase. The loan bears interest at an annual rate of 8.1%, payable quarterly, and becomes due in August 2008, with prepayments optional. The terms of the loan do not contain restrictive covenants that are greater than those included in U.S. Cellular's senior debt, except that the loan agreement provides that U.S. Cellular may not incur senior debt in an aggregate principle amount in excess of $325 million unless it obtains the consent of TDS as a lender. U.S. Cellular's Board of Directors, including independent directors, approved the terms of this loan and determined that such terms were fair to U.S. Cellular and all of its shareholders. On January 9, 2004, U.S. Cellular notified TDS of its intent to repay this note, and such repayment was made in February 2004. Consequently, U.S. Cellular has classified this note as a current liability as of December 31, 2003.

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular's selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. The principal arrangements that affect U.S. Cellular's operations are described in Item 13 of U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2003, as amended. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in U.S. Cellular's financial statements on a basis which is representative of what they would have been if U.S. Cellular operated on a stand-alone basis.

The following persons are partners of Sidley Austin Brown & Wood LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel and/or an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders contain statements that are not based on historical fact, including the words "believes", "anticipates", "intends", "expects", and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

- Increases in the level of competition in the markets in which U.S. Cellular operates could adversely affect its revenues or increase its costs to compete.
- Consolidation in the wireless industry may create stronger competitors both operationally and financially which could adversely affect U.S. Cellular's revenues and increase its costs to compete.
- Advances or changes in telecommunications technology could render certain technologies used by U.S. Cellular obsolete, could reduce its revenues or could increase its cost of doing business.

- Changes in the telecommunications regulatory environment, such as wireless number portability and E-911 services, could adversely affect U.S. Cellular's financial condition or results of operations or ability to do business.
- Changes in the supply or demand of the market for wireless licenses, adverse developments in U.S. Cellular's business or the wireless industry and/or other factors could result in an impairment of the value of U.S. Cellular's investment in licenses, goodwill and/or physical assets, which may require it to write down the value of such assets.
- Conversions of debt, early redemptions of debt or repurchases of debt, changes in prepaid forward contracts, operating leases, purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations to be different from the amounts presented.
- Changes in accounting standards or U.S. Cellular's accounting policies, estimates and/or the assumptions underlying the accounting estimates, including those described under Application of Critical Accounting Policies and Estimates, could have a material effect on its financial condition, changes in financial condition and results of operations.
- Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending or future litigation could have an adverse effect on U.S. Cellular's financial condition, results of operations or ability to do business.
- Costs, integration problems or other factors associated with acquisitions/divestitures of properties and or licenses could have an adverse effect on U.S. Cellular's financial condition or results of operations.
- Changes in prices, the number of wireless customers, average revenue per unit, penetration rates, churn rates, selling expenses and net customer retention costs associated with wireless number portability, roaming rates and the mix of products and services offered in wireless markets could have an adverse effect on U.S. Cellular's operations.
- Changes in roaming partners' rates, and the ability to provide voice and data services on other carriers' networks could have an adverse effect on U.S. Cellular's operations.
- Changes in competitive factors with national and global wireless carriers could result in product and cost disadvantages and could have an adverse effect on U.S. Cellular's operations.
- Lack of standards and roaming agreements for wireless data products could place U.S. Cellular's data services offerings at a disadvantage to those offered by other wireless carriers with more nationwide service territories.
- Changes in guidance or interpretations of accounting requirements, changes in industry practice or changes in management assumptions could require amendments to or restatements of disclosures or financial information included in this or prior filings with the SEC.
- Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in U.S. Cellular's credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to it, which could require it to reduce its construction, development and acquisition programs.
- Changes in the income tax rates or tax laws, regulations or rulings could have an adverse effect on U.S. Cellular's financial condition and results of operations.
- War, conflicts, hostilities and/or terrorist attacks could have an adverse effect on U.S. Cellular's business.
- Changes in general economic and business conditions, both nationally and in the markets in which U.S. Cellular operates, could have an adverse effect on U.S. Cellular's business.

U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

MARKET RISK

Long-Term Debt

U.S. Cellular is subject to market rate risks due to fluctuations in interest rates and equity markets. U.S. Cellular currently has both fixed-rate and variable-rate long-term debt instruments, with original maturities ranging from five to 30 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such instruments. As of December 31, 2003, U.S. Cellular has not entered into financial derivatives to reduce its exposure to interest rate risks.

The annual requirements for principal payments on long-term debt and the average interest rates are as follows:

	Payments Due by Period						
	Total	2004	2005	2006	2007	2008	After 5 Years
(Dollars in millions)							
Long-term Debt Obligations(1)	$1,092.5	$108.0	$ —	$ —	$250.0	$ —	$734.5
Average Interest Rate on Debt(2)	7.1%	8.1%	—%	—%	7.3%	—%	6.8%
Forward Contracts	$ 159.9	$ —	$ —	$ —	$159.9	$ —	$ —
Average Interest Rate on Forward Contracts(3)	1.8%	—%	—%	—%	1.7%	—%	—%

(1) Scheduled debt repayments include long-term debt and current portion of long-term debt, but exclude $160.3 million of unamortized discount on certain long-term debt instruments.

(2) Represents the average interest rate on all long-term debt shown for the indicated period.

(3) Average interest rate is variable based on the LIBOR rate plus 50 basis points. The December 31, 2003 three-month LIBOR rate of 1.15% was used for 2004-2007.

At December 31, 2003 and 2002, the estimated fair value of long-term debt was $1,152.5 million and $636.3 million, and the average interest rate on the debt was 7.1% and 6.6%, respectively. The estimated fair value of the forward contract loans was $156.8 million at December 31, 2003 and 2002. The fair value was estimated using market prices for the 8.75% Senior Notes and the Liquid Yield Option Notes and discounted cash flow analysis for the remaining debt.

Marketable Equity Securities and Derivatives

U.S. Cellular maintains a portfolio of available-for-sale marketable equity securities, which resulted from the sale of non-strategic investments. The market value of these investments aggregated $260.2 million at December 31, 2003 and $186.0 million at December 31, 2002. As of December 31, 2003, U.S. Cellular recorded a net unrealized holding gain, net of tax, included in accumulated other comprehensive income totaling $60.5 million. This amount was $15.5 million at December 31, 2002. In 2002, U.S. Cellular recognized, in the statements of operations, losses of $244.7 million ($145.6 million net of tax of $99.1 million), related to investments in marketable equity securities as a result of management's determination that unrealized losses with respect to the investments were "other than temporary."

A subsidiary of U.S. Cellular has entered into a number of forward contracts related to the Vodafone marketable equity securities that it holds. See Note 15 – Financial Instruments and Derivatives in the Notes to Consolidated Financial Statements for a description of the forward contracts. U.S. Cellular has provided guarantees to the lenders which provide assurance to the lenders that all principal and interest amounts are paid upon settlement of the contracts by such subsidiary. The risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside limit of the Vodafone securities is hedged at a range of $15.07 to $16.07 per share, which is at or above the cost basis, thereby eliminating the other than temporary risk on these contracted securities. The upside potential is a range of $21.56 to $23.20 per share.

Under the terms of the forward contracts, U.S. Cellular continues to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature in May 2007 and, at U.S. Cellular's option, may be settled in shares of the security or in cash, pursuant to formulas that "collar" the price of the shares. The collars effectively limit U.S. Cellular's downside risk and upside potential on the contracted shares. The collars are typically adjusted for any changes in dividends on the contracted shares. If U.S. Cellular elects to settle in shares, it will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized though maturity. If U.S. Cellular elects to settle in cash, it will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula.

Deferred taxes have been provided for the difference between the financial reporting basis and the income tax basis of the marketable equity securities and are included in deferred tax liabilities on the balance sheet. Such deferred tax liabilities totaled $86.3 million at December 31, 2003, and $56.9 million at December 31, 2002.

The following table summarizes certain facts surrounding the contracted securities as of December 31, 2003.

		Collar		
Security	Shares	Downside Limit (Floor)	Upside Potential (Ceiling)	Loan Amount (000s)
Vodafone	10,245,370	$15.07-$16.07	$21.56-$23.20	$159,856

The following analysis presents the hypothetical change in the fair value of U.S. Cellular's marketable equity securities and derivative instruments at December 31, 2003, and December 31, 2002, using the Black-Scholes model, assuming the same hypothetical price fluctuations of plus and minus 10%, 20% and 30%. The table presents hypothetical information as required by Securities and Exchange Commission rules. Such information should not be inferred to suggest that U.S. Cellular has any intention of selling any marketable equity securities or canceling any derivative instruments.

	December 31, 2003	Valuation of investments assuming indicated increase		
	Fair Value	+10%	+20%	+30%
(Dollars in millions)				
Marketable Equity Securities	$260.2	$286.2	$312.2	$ 338.2
Derivative Instruments[(1)]	$ (55.7)	$ (77.1)	$ (99.2)	$(122.0)

	December 31, 2003	Valuation of investments assuming indicated decrease		
	Fair Value	-10%	-20%	-30%
(Dollars in millions)				
Marketable Equity Securities	$260.2	$234.2	$208.2	$ 182.1
Derivative Instruments[(1)]	$ (55.7)	$ (35.3)	$ (15.9)	$ 2.5

	December 31, 2002	Valuation of investments assuming indicated increase		
	Fair Value	+10%	+20%	+30%
(Dollars in millions)				
Marketable Equity Securities	$ 186.0	$ 204.6	$ 223.2	$ 241.7
Derivative Instruments[(1)]	$ (8.7)	$ (24.3)	$ (40.3)	$ (56.4)

	December 31, 2002	Valuation of investments assuming indicated decrease		
	Fair Value	-10%	-20%	-30%
(Dollars in millions)				
Marketable Equity Securities	$ 186.0	$ 167.4	$ 148.8	$ 130.2
Derivative Instruments[(1)]	$ (8.7)	$ 7.1	$ 22.2	$ 37.0

(1) Represents the fair value of the derivative instrument assuming the indicated increase or decrease in the underlying securities.

(Dollars in thousands, except per share amounts)	Year Ended December 31, 2003 (as restated)	2002 (as restated)	2001
Operating Revenues			
Service	$2,423,789	$2,098,893	$1,826,385
Equipment sales	158,994	98,693	68,445
Total Operating Revenues	2,582,783	2,197,586	1,894,830
Operating Expenses			
System operations (excluding Depreciation shown separately below)	576,159	492,750	421,114
Cost of equipment sold	355,150	242,523	166,759
Selling, general and administrative	1,004,655	829,993	689,087
Depreciation	374,769	311,993	237,346
Amortization and accretion	57,564	39,161	63,312
Loss on impairment of intangible assets	49,595	—	—
Loss on assets held for sale	45,908	—	—
Total Operating Expenses	2,463,800	1,916,420	1,577,618
Operating Income	118,983	281,166	317,212
Investment and Other Income (Expense)			
Investment income	52,063	42,068	41,934
Interest income	1,560	4,411	10,300
Other income, net	3,351	3,299	4,011
Loss on marketable equity securities and other investments	(5,200)	(295,454)	—
Loss on extinguishment of debt	—	—	(6,956)
Interest (expense)	(64,607)	(47,878)	(35,164)
Total Investment and Other Income (Expense)	(12,833)	(293,554)	14,125
Income (Loss) Before Income Taxes and Minority Interest	106,150	(12,388)	331,337
Income tax expense (benefit)	37,232	(7,541)	147,315
Income (Loss) Before Minority Interest	68,918	(4,847)	184,022
Minority share of income	(11,912)	(13,538)	(10,146)
Income (Loss) Before Cumulative Effect of Accounting Change	57,006	(18,385)	173,876
Cumulative effect of accounting change, net of tax	(14,346)	(8,560)	—
Net Income (Loss)	$ 42,660	$ (26,945)	$ 173,876
Basic Weighted Average Shares Outstanding (000s)	86,136	86,086	86,200
Basic Earnings per Share			
Income (Loss) Before Cumulative Effect of Accounting Change	$ 0.67	$ (0.22)	$ 2.02
Cumulative Effect of Accounting Change	(0.17)	(0.09)	—
Net Income (Loss)	$ 0.50	$ (0.31)	$ 2.02
Diluted Weighted Average Shares Outstanding (000s)	86,602	86,086	89,977
Diluted Earnings per Share			
Income (Loss) Before Cumulative Effect of Accounting Change	$ 0.66	$ (0.22)	$ 1.99
Cumulative Effect of Accounting Change	(0.17)	(0.09)	—
Net Income (Loss)	$ 0.49	$ (0.31)	$ 1.99

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	2003 (as restated)	2002 (as restated)	2001
	Year Ended December 31,		
Cash Flows from Operating Activities			
Net Income (Loss)	$ 42,660	$ (26,945)	$ 173,876
Add (Deduct) adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation, amortization and accretion	432,333	351,154	300,658
Deferred income tax provision	21,069	(11,743)	41,961
Investment income	(52,063)	(42,068)	(41,934)
Minority share of income	11,912	13,538	10,146
Loss on extinguishment of debt	—	—	6,956
Cumulative effect of accounting change	14,346	8,560	—
Loss on impairment of intangible assets	49,595	—	—
Loss on assets held for sale	45,908	—	—
Loss on marketable equity securities and other investments	5,200	295,454	—
Other noncash expense	7,752	11,987	13,378
Changes in assets and liabilities from operations			
Change in accounts receivable	11,526	(35,383)	(26,464)
Change in inventory	(16,499)	2,639	(7,198)
Change in accounts payable	(15,620)	68,472	(12,910)
Change in accrued taxes	47,180	(37,177)	(22,663)
Change in customer deposits and deferred revenues	15,983	17,268	(302)
Change in other assets and liabilities	373	4,324	4,844
	621,655	620,080	440,348
Cash Flows from Investing Activities			
Additions to property, plant and equipment	(616,359)	(698,636)	(487,813)
System development costs	(16,167)	(32,009)	(15,521)
Refund of deposit from FCC	—	56,060	—
Acquisitions, excluding cash acquired	(5,125)	(452,936)	(186,269)
Cash received from mergers and exchanges	33,953	—	—
Distributions from unconsolidated entities	44,833	28,881	14,813
Other investing activities	2,751	(1,001)	2,965
	(556,114)	(1,099,641)	(671,825)
Cash Flows from Financing Activities			
Proceeds from prepaid forward contracts	—	159,856	—
Sale of long-term notes	432,944	129,800	—
Affiliated long-term debt borrowings	—	105,000	—
Repurchase and conversion of debt	—	—	(31,963)
Repurchase of common shares	—	—	(40,862)
Increase in notes payable	279,278	542,610	231,500
Repayment of notes payable	(739,278)	(346,610)	(22,500)
Common shares reissued	7,231	787	4,103
Capital (distributions) to minority partners	(7,632)	(7,776)	(4,141)
Repurchase of long-term debt	(40,680)	(129,800)	—
Other financing activities	(2,420)	11,617	—
	(70,557)	465,484	136,137
Net Decrease in Cash and Cash Equivalents	(5,016)	(14,077)	(95,340)
Cash and Cash Equivalents –			
Beginning of year	14,864	28,941	124,281
End of year	$ 9,848	$ 14,864	$ 28,941

The accompanying notes to consolidated financial statements are an integral part of these statements.

	December 31,	
(Dollars in thousands)	2003 (as restated)	2002 (as restated)
Current Assets		
Cash and cash equivalents		
General funds	$ 9,822	$ 14,155
Affiliated cash equivalents	26	709
	9,848	14,864
Accounts receivable		
Customers, less allowance of $13,786 and $17,866, respectively	227,651	220,430
Roaming	35,362	53,545
Other	23,967	41,276
Inventory	70,963	55,490
Prepaid expenses	22,396	19,749
Prepaid income taxes	2,407	26,610
Other current assets	31,511	21,309
	424,105	453,273
Investments		
Licenses	1,189,326	1,247,197
License rights	42,037	—
Goodwill	430,256	504,744
Customer lists, net of accumulated amortization of $22,206 and $6,567, respectively	24,448	40,087
Marketable equity securities	260,188	185,961
Investments in unconsolidated entities	170,569	161,451
Notes and interest receivable – long-term	6,476	7,287
	2,123,300	2,146,727
Property, Plant and Equipment		
In service and under construction	3,441,177	3,085,583
Less accumulated depreciation	1,267,293	1,051,792
	2,173,884	2,033,791
Deferred Charges		
System development costs, net of accumulated amortization of $114,673 and $89,320, respectively	97,370	114,642
Other, net of accumulated amortization of $5,815 and $5,023, respectively	26,565	21,164
	123,935	135,806
Assets of Operations Held for Sale	100,523	—
Total Assets	$4,945,747	$4,769,597

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets – Liabilities and Shareholders' Equity

(Dollars in thousands)	December 31, 2003 (as restated)	December 31, 2002 (as restated)
Current Liabilities		
Current portion of long-term debt	$ 3,000	$ 45,200
Current portion of long-term debt - affiliated	105,000	—
Notes payable	—	460,000
Accounts payable		
Affiliated	4,252	4,958
Trade	281,306	301,929
Customer deposits and deferred revenues	93,789	82,639
Accrued interest	11,416	9,295
Accrued taxes	24,228	24,401
Accrued compensation	39,257	30,279
Other current liabilities	19,648	22,453
	581,896	981,154
Deferred Liabilities and Credits		
Net deferred income tax liability	495,904	441,814
Derivative liability	55,735	8,709
Asset retirement obligation	64,501	—
Other	75,440	74,015
	691,580	524,538
Long-term Debt		
6.7% notes	436,829	—
Long-term debt - affiliated	—	105,000
6% zero coupon convertible debentures	157,659	148,604
7.25% notes	250,000	250,000
8.75% notes	130,000	130,000
Variable prepaid forward contracts	159,856	159,856
Other	10,000	13,000
	1,144,344	806,460
Liabilities of Operations Held for Sale	2,427	—
Commitments and Contingencies (Note 19)		
Minority Interest	60,097	55,068
Common Shareholders' Equity		
Common Shares, par value $1 per share; authorized 140,000,000 shares; issued and outstanding 55,046,268 shares	55,046	55,046
Series A Common Shares, par value $1 per share; authorized 50,000,000 shares; issued and outstanding 33,005,877 shares	33,006	33,006
Additional paid-in capital	1,308,963	1,307,185
Treasury Shares, at cost, 1,900,254 and 1,932,322 shares, respectively	(115,156)	(117,262)
Accumulated other comprehensive income	26,789	10,307
Retained earnings	1,156,755	1,114,095
	2,465,403	2,402,377
Total Liabilities and Shareholders' Equity	$4,945,747	$4,769,597

The accompanying notes to consolidated financial statements are an integral part of these statements.

(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)	Retained Earnings
Balance, December 31, 2000	$55,046	$33,006	$1,321,193	$(145,542)		$(16,296)	$ 967,164
Add (Deduct)							
Employee benefit plans	—	—	(1,051)	11,202		—	—
Conversion and repurchase of 6% zero coupon convertible debentures	—	—	(12,558)	42,200		—	—
Repurchase Common Shares	—	—	—	(29,870)		—	—
Net income	—	—	—	—	$173,876	—	173,876
Other comprehensive income:							
Net unrealized (loss) on marketable equity securities	—	—	—	—	(62,701)	(62,701)	—
Comprehensive income	—	—	—	—	$111,175	—	—
Balance, December 31, 2001	$55,046	$33,006	$1,307,584	$(122,010)		$(78,997)	$1,141,040
Add (Deduct)							
Employee benefit plans	—	—	(399)	4,748		—	—
Net (loss)	—	—	—	—	$ (26,945)	—	(26,945)
Other comprehensive income:							
Net unrealized gain (loss) on:							
Derivative instrument	—	—	—	—	(5,181)	(5,181)	—
Marketable equity securities	—	—	—	—	94,485	94,485	—
Comprehensive income	—	—	—	—	$ 62,359	—	—
Balance, December 31, 2002 (as restated)	$55,046	$33,006	$1,307,185	$(117,262)		$ 10,307	$1,114,095
Add (Deduct)							
Employee benefit plans	—	—	1,778	2,106		—	—
Net income	—	—	—	—	$ 42,660	—	42,660
Other comprehensive income:							
Net unrealized gain (loss) on:							
Derivative instrument	—	—	—	—	(28,539)	(28,539)	—
Marketable equity securities	—	—	—	—	45,021	45,021	—
Comprehensive income	—	—	—	—	$ 59,142	—	—
Balance, December 31, 2003 (as restated)	$55,046	$33,006	$1,308,963	$(115,156)		$ 26,789	$1,156,755

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United States Cellular Corporation ("U.S. Cellular"), a Delaware Corporation, is an 82.1%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

Nature of Operations

U.S. Cellular owns, manages and invests in wireless systems throughout the United States. U.S. Cellular owned interests in 235 wireless markets, representing a total population of approximately 46.3 million, as of December 31, 2003. U.S. Cellular's 182 majority-owned markets served 4.4 million customers in 28 states as of December 31, 2003. U.S. Cellular operates as one reportable segment.

Restatement

On April 19, 2004, U.S. Cellular announced that it would restate its 2003 and 2002 financial statements relating to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," which was adopted on January 1, 2002. Prior to January 1, 2002, U.S. Cellular allocated the excess of purchase price over tangible assets and liabilities acquired to investment in licenses and goodwill. At that time, the accounting treatment for U.S. Cellular's investment in licenses and goodwill was the same for book purposes, with both asset classes amortized over an expected life of 40 years. However, no deferred taxes were provided on the amounts allocated to goodwill.

Based upon a subsequent review of goodwill, U.S. Cellular has restated the allocation of $138.9 million of purchase price recorded as goodwill to investment in licenses as of January 1, 2002, the date of the adoption of SFAS No. 142. In connection with this restatement, an additional deferred tax liability of $90.7 million was recorded as of January 1, 2002. The additional deferred tax liability recorded in conjunction with this restatement increased the carrying value of U.S. Cellular's investment in licenses by a corresponding $90.7 million. Following these adjustments, U.S. Cellular reperformed the impairment tests for its investment in licenses as of January 1, 2002, and recorded an impairment loss of $12.7 million, net of taxes ($20.9 million before income taxes of $8.2 million). This impairment has been recorded as a cumulative effect of an accounting change at January 1, 2002, the date of the adoption of SFAS No. 142.

In the first quarter of 2003, U.S. Cellular had recorded a loss on assets held for sale related to the pending disposition of certain wireless properties. The investment in licenses upon which the impairment was recorded in the first quarter of 2002 included the investment in licenses of these properties. As a result, a portion of the originally recognized loss on assets held for sale in the first quarter of 2003 was recognized in the first quarter of 2002. Consequently, loss on assets held for sale in 2003 has been reduced by $1.9 million, before income taxes of $0.8 million. In the third quarter of 2003, U.S. Cellular had originally recorded an income tax expense upon the closing of the disposition of such wireless properties. This tax expense has been reduced due to the reversal of additional deferred tax liabilities that were recorded with respect to the wireless properties exchanged in conjunction with the restatement from goodwill to investment in licenses. Consequently, income tax expense in 2003 has been reduced by $10.7 million.

In addition, as a result of the restatement discussed above, U.S. Cellular also reperformed the annual impairment test for its investment in licenses for 2003, which was originally performed during the second quarter of 2003. This resulted in the recognition of an additional impairment loss of $49.6 million, before income taxes of $19.6 million. This additional loss has been recorded in the second quarter of 2003. A summary of the changes to the affected captions in the 2003 and 2002 statement of operations and balance sheets are included below:

Year Ended or at December 31, 2003	As Originally Reported	Effects of 2003 Accounting Changes	As Restated
(Dollars in thousands, except per share amounts)			
Statement of Operations:			
Operating Expenses			
(Loss) on assets held for sale	$ (47,847)	$ 1,939	$ (45,908)
(Loss) on impairment of intangible assets	—	(49,595)	(49,595)
Operating Income	166,639	(47,656)	118,983
Income (Loss) Before Income Taxes and Minority Interest	153,806	(47,656)	106,150
Income tax expense (benefit)			
Tax effect of changes to loss on assets held for sale		(9,952)	
Tax effect of impairments		(19,590)	
	66,774	(29,542)	37,232
Income (loss) before cumulative effect of accounting change	75,120	(18,114)	57,006
Cumulative effect of accounting change, net of tax	(14,346)	—	(14,346)
Net income (loss)	$ 60,774	$ (18,114)	$ 42,660
Basic earnings (loss) per share			
Income (loss) before cumulative effect of accounting change	$ 0.88	$ (0.21)	$ 0.67
Cumulative effect of accounting change	(0.17)	—	(0.17)
Net income (loss)	$ 0.71	$ (0.21)	$ 0.50
Diluted earnings (loss) per share			
Income (loss) before cumulative effect of accounting change	$ 0.87	$ (0.21)	$ 0.66
Cumulative effect of accounting change	(0.17)	—	(0.17)
Net income (loss)	$ 0.70	$ (0.21)	$ 0.49
Balance Sheet:			
Investment in licenses			
Restatement from goodwill		$ 138,885	
Increase in deferred tax liability on restatement of investment in licenses		90,677	
2002 impairment		(20,921)	
2003 impairment		(49,595)	
Adjustment to amount transferred to Assets of operations held for sale		(21,759)	
	$1,052,039	137,287	$1,189,326
Goodwill			
Restatement to investment in licenses		(138,885)	
Adjustment to amount transferred to Assets of operations held for sale		23,698	
	545,443	(115,187)	430,256
Total Assets	$4,923,647	$ 22,100	$4,945,747

Year Ended or at December 31, 2003	As Originally Reported	Effects of 2003 Accounting Changes	As Restated
(Dollars in thousands)			
Balance Sheet (continued):			
Net deferred income tax liability			
Increase in deferred tax liability on restatement to investment in licenses		$ 90,677	
Tax on 2002 impairment		(8,264)	
Tax on 2003 impairment		(19,590)	
Tax effect of changes to loss on assets held for sale		(9,952)	
	$ 443,033	52,871	$ 495,904
Retained Earnings			
2002 cumulative effect impact		(12,657)	
2003 impact		(18,114)	
	1,187,526	(30,771)	1,156,755
Total Liabilities and Shareholders' Equity	$4,923,647	$ 22,100	$4,945,747

Year Ended or at December 31, 2002	As Originally Reported	Effects of 2002 Accounting Changes	As Restated
(Dollars in thousands, except per share amounts)			
Statement of Operations:			
Income (loss) before cumulative effect of accounting change	$ (18,385)	$ —	$ (18,385)
Cumulative effect of accounting change	4,097	(12,657)	(8,560)
Net income (loss)	$ (14,288)	$ (12,657)	$ (26,945)
Basic earnings (loss) per share			
Continuing Operations	$ (0.22)	$ —	$ (0.22)
Cumulative effect of accounting change	0.05	(0.14)	(0.09)
Net income (loss)	$ (0.17)	$ (0.14)	$ (0.31)
Diluted earnings (loss) per share			
Continuing Operations	$ (0.22)	$ —	$ (0.22)
Cumulative effect of accounting change	0.05	(0.14)	(0.09)
Net income (loss)	$ (0.17)	$ (0.14)	$ (0.31)
Balance Sheet:			
Investment in licenses			
Restatement from goodwill		$ 138,885	
Increase in deferred tax liability on restatement to investment in licenses		90,677	
2002 impairment		(20,921)	
	$1,038,556	208,641	$1,247,197
Goodwill			
Restatement to investment in licenses	643,629	(138,885)	504,744
Total Assets	$4,699,841	$ 69,756	$4,769,597
Net deferred income tax liability			
Increase in deferred tax liability on restatement to investment in licenses		$ 90,677	
Tax on 2002 impairment		(8,264)	
	$ 359,401	82,413	$ 441,814
Retained Earnings	1,126,752	(12,657)	1,114,095
Total Liabilities and Stockholders' Equity	$4,699,841	$ 69,756	$4,769,597

Principles of Consolidation

The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries since acquisition, and general partnerships in which U.S. Cellular has a majority partnership interest or has a controlling financial interest. All material intercompany accounts and transactions have been eliminated.

Business Combinations

U.S. Cellular uses the purchase method of accounting for business combinations. U.S. Cellular includes as investments in subsidiaries the value of the consideration given and all direct and incremental costs relating to acquisitions. All costs relating to unsuccessful negotiations for acquisitions are charged to expense.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Reclassifications

Certain amounts reported in prior years have been reclassified to conform to current period presentation. The reclassifications had no impact on previously reported net income and shareholders' equity.

Prior to the fourth quarter of 2003, U.S. Cellular separately disclosed marketing and selling expenses and general and administrative expenses in its statements of operations. In the fourth quarter of 2003, U.S. Cellular combined the marketing and selling expense and general administrative expense captions into one caption designated as selling, general and administrative expense. Previously, costs for equipment sold to retain current customers were included in selling, general and administrative expense. Prior to the fourth quarter of 2003 and in part of 2002, these costs were partially offset by equipment sales revenues received from these customers. In part of 2002 and all of 2001, equipment sales revenues related to retaining current customers were included in equipment sales revenue. In the fourth quarter of 2003, U.S. Cellular changed its policy for classifying retention costs and has reclassified the equipment sales revenue and cost of equipment sold related to the retention of current customers out of selling, general and administrative expenses and into equipment sales revenues and cost of equipment sold, respectively, for each of the years presented. These reclassifications increased equipment sales revenues by $27.3 million and $13.1 million in 2003 and 2002, respectively, and increased cost of equipment sold by $106.6 million, $57.2 million and $42.7 million in 2003, 2002 and 2001, respectively. Selling, general and administrative expenses were reduced by $79.3 million, $44.1 million and $42.7 million in 2003, 2002, and 2001, respectively, to reflect the amounts reclassified to equipment sales revenues and cost of equipment sold. These reclassifications did not have any impact on income from operations, net income, earnings per share, financial position or cash flows of U.S. Cellular for any of the years presented.

Statement of Financial Accounting Standards ("SFAS") No. 145 "Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and

Technical Corrections" was issued in April 2002, and is effective for fiscal years beginning after May 15, 2002, with early application encouraged. The provisions of SFAS No. 145 preclude gains and losses on the extinguishment of debt from being classified as extraordinary. U.S. Cellular elected to adopt SFAS No. 145 early and as a result no longer reports the retirement of debt as extraordinary. Loss on extinguishment of debt of $7.0 million for the year ended December 31, 2001, previously recorded as an extraordinary item, has been reclassified to the Investment and Other Income (Expense) section of U.S. Cellular's statements of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly-liquid investments with original maturities of three months or less.

Outstanding checks totaled $22.3 million and $14.2 million at December 31, 2003 and 2002, respectively, and are classified as Accounts payable in the consolidated balance sheets.

Marketable Equity Securities

Marketable equity securities are classified as available-for-sale, and are stated at fair market value. Net unrealized holding gains and losses are included in Accumulated other comprehensive income. Realized gains and losses are determined on the basis of specific identification.

The market values of marketable equity securities may fall below the accounting cost basis of such securities. If management determines the decline in value to be other than temporary, the unrealized loss included in Accumulated other comprehensive income is recognized and recorded as a non-operating loss in the statements of operations.

Factors that management considers in determining whether a decrease in the market value of its securities is an other than temporary decline include if there has been a significant change in the financial condition, operational structure or near-term prospects of the issuer; how long and how much the security has been below carrying value; and whether U.S. Cellular has the intent and ability to retain its investment in the issuer's securities to allow the market value to return to the accounting cost basis.

During 2002, U.S. Cellular began utilizing derivative financial instruments to reduce market risks due to fluctuations in market prices of its Vodafone marketable equity securities. At December 31, 2003 and 2002, U.S. Cellular had forward contracts maturing in 2007 in connection with all of its Vodafone marketable equity security portfolio, hedging the market price risk with respect to the contracted securities. The downside risk is hedged at or above the accounting cost basis thereby eliminating the risk of an other than temporary loss being recorded on these contracted securities.

Derivative Instruments

U.S. Cellular utilizes derivative financial instruments to reduce marketable equity security market value risk. U.S. Cellular does not hold or issue derivative financial instruments for trading purposes. U.S. Cellular recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. Changes in fair value of those instruments are reported in the statements of operations or Accumulated other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements depends on the derivative's hedge designation and whether the hedge is anticipated to be highly effective in achieving offsetting changes in the fair value of the hedged item or cash flows of the asset hedged.

Investment in Licenses

Investment in licenses consists of costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs relating to acquiring the licenses. Licenses are intangible assets with indefinite useful lives, and beginning January 1, 2002, with the implementation of SFAS No. 142 "Goodwill and Other Intangible Assets", are not amortized. Prior to 2002, licenses were amortized over 40 years.

Management has determined that wireless licenses are intangible assets with indefinite useful lives, based on the following factors:

- Radio spectrum is not a depleting asset.
- The ability to use radio spectrum is not limited to any one technology.
- U.S. Cellular and its consolidated subsidiaries are licensed to use radio spectrum through the FCC licensing process, which enables licensees to utilize specified portions of the spectrum for the provision of wireless service.
- U.S. Cellular and its consolidated subsidiaries are required to renew their FCC licenses every ten years. To date, all of U.S. Cellular's license renewal applications, filed for unique cellular licenses in every year from 1994 to the present, have been granted by the FCC. Generally, license renewal applications filed by wireless licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged, either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a "renewal expectancy." Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided "substantial service" during their license term and have "substantially complied" with FCC rules and policies. U.S. Cellular believes that it could demonstrate its entitlement to a renewal expectancy in any of its markets in the unlikely event any of its license renewal applications were challenged and therefore believes that it is probable that its future license renewal applications will be granted.

An intangible asset that is not subject to amortization is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

License Rights
In accordance with the exchange agreement with AT&T Wireless, U.S. Cellular has deferred the assignment and development of certain licenses for a period of up to five years from the closing date, August 1, 2003. The 21 licenses that have not yet been assigned to U.S. Cellular, with fair value totaling $42.0 million, are included in License rights on the balance sheet. All asset values related to the properties acquired or pending, including license values, were determined using an independent valuation. See Note 11 – Acquisitions, Divestitures and Exchanges for a discussion of the AT&T Wireless exchange.

Goodwill
U.S. Cellular has goodwill as a result of the acquisition of wireless licenses and markets. Included in goodwill is the portion of the purchase price of acquisitions of interests in operating wireless markets that was not assigned to the fair values of the other acquired assets, including wireless licenses. No deferred taxes have been provided on this goodwill. U.S. Cellular adopted SFAS No. 142 on January 1, 2002, and no longer amortizes goodwill. Prior to 2002, goodwill was amortized over 40 years. Goodwill is tested for impairment annually. The impairment test consists of a comparison of the implied fair value of the goodwill with its carrying amount. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

Investments in Unconsolidated Entities
Investments in unconsolidated entities consists of investments where U.S. Cellular holds a less than 50% non-controlling ownership interest. U.S. Cellular follows the equity method of accounting, which recognizes U.S. Cellular's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, where U.S. Cellular's ownership interest equals or exceeds 20% for corporations and 3% to 5% for partnerships and limited liability companies. The cost method of accounting is followed for certain minority interests where U.S. Cellular's ownership interest is less than 20% for corporations and 3% to 5% for partnerships and limited liability companies, or where U.S. Cellular does not have the ability to exercise significant influence.

Accounts Receivable
Accounts receivable consists of amounts owed by customers for both service provided and equipment sales, by agents for equipment sales, by other wireless carriers whose customers have used U.S. Cellular's wireless systems, and by unaffiliated third party partnerships or corporations pursuant to equity distribution declarations.

Inventory
Inventory is stated at the lower of cost or market with cost determined using the first-in, first-out method.

Property, Plant and Equipment
U.S. Cellular's property, plant and equipment is stated at the original cost of construction including capitalized costs of certain taxes, payroll-related expenses and estimated costs to remove the assets in accordance with SFAS No. 143 "Accounting for Asset Retirement Obligations."

Renewals and betterments of units of property are recorded as additions to plant in service. The original cost of depreciable property retired (along with the related accumulated depreciation) is removed from plant in service and, together with removal cost less any salvage realized, is charged to depreciation expense. Repairs and renewals of minor units of property are charged to system operations expense.

Depreciation
Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Deferred Charges
Costs of developing new information systems are capitalized in accordance with Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," ("SOP 98-1") and amortized over a three- or seven-year period, starting when each new system is placed in service.

Other deferred charges primarily represent legal and other charges incurred relating to the preparation of the agreements related to U.S. Cellular's various borrowing instruments, and are amortized over the respective financing periods of each instrument.

Assets and Liabilities of Operations Held for Sale
U.S. Cellular accounts for the disposal of long-lived assets in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". When long-lived assets meet the held for sale criteria set forth in SFAS No. 144, the balance sheet reflects the assets and liabilities of the properties to be disposed of as assets and liabilities of operations held for sale. The assets and liabilities of operations held for sale are presented separately in the asset and liability sections of the balance sheet. The revenues and expenses of the properties to be disposed of are included in operations until the transaction is completed. See Note 9 - Operations Held for Sale for the discussion of the sale and exchange of long-lived assets.

Asset Retirement Obligation
Statement of Financial Accounting Standards ("SFAS") No. 143 "Accounting for Asset Retirement Obligations" was issued in June 2001, and became effective for U.S. Cellular beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligations, any difference between the cost to retire an asset and the liability recorded is recognized in the statements of operations as a gain or loss.

U.S. Cellular is subject to asset retirement obligations associated primarily with its cell sites, retail sites and office locations. Legal obligations include obligations to remediate leased land on which U.S. Cellular's cell sites and switching offices are located. U.S. Cellular is also required to return leased retail store premises and office space to their pre-existing conditions.

U.S. Cellular determined that it had an obligation to remove long-lived assets in its cell sites, retail sites and office locations as described by SFAS No. 143, and has recorded a liability and related asset retirement obligation accretion expense. The change in asset retirement obligation during 2003 was as follows:

(Dollars in thousands)	
Beginning balance - January 1, 2003	$54,438
Additional liabilities accrued	5,641
Accretion expense	4,422
Ending balance - December 31, 2003	$64,501

Revenue Recognition

Revenues from wireless operations primarily consist of charges for access, airtime, roaming and value added services provided for U.S. Cellular's retail customers; charges to carriers whose customers use U.S. Cellular's systems when roaming; charges for long-distance calls made on U.S. Cellular's systems; end user equipment sales; and sales of accessories. Revenues are recognized as services are rendered. Unbilled revenues, resulting from wireless service provided from the billing cycle date to the end of each month and from other wireless carriers' customers using U.S. Cellular's systems for the last half of each month, are estimated and recorded.

Equipment sales represent a separate earnings process. Revenues from equipment and accessory sales are recognized upon delivery to the customer. In order to provide better control over handset quality, U.S. Cellular began selling handsets to agents beginning in the second quarter of 2002 at a price approximately equal to cost. In most cases, the agents receive rebates from U.S. Cellular at the time the agents sign up new customers or retain current customers. U.S. Cellular accounts for the sale of equipment to agents in accordance with Emerging Issues Task Force ("EITF") Statement 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." This standard requires that equipment sales revenue be reduced by the anticipated rebates to be paid to the agents at the time the agent purchases the handsets rather than at the time the agent signs up a new customer or retains a current customer.

Activation fees charged with the sale of service only are deferred and recognized over the average customer service period.

Effective January 1, 2002, U.S. Cellular adopted EITF Statement 00-21 "Accounting for Multiple Element Arrangements." Under this pronouncement, activation fees charged with the sale of equipment and service are allocated to the equipment and service based upon the relative fair values of each item. Due to the subsidy provided on customer handsets, this generally results in the recognition of the activation fee as additional handset revenue at the time of sale. Upon the initial adoption of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition" in 2000, had U.S. Cellular deferred activation fees associated with the sales of equipment and service at the time of activation, with subsequent recognition over the expected customer service period, the financial results for all periods presented would not have been materially different from those originally reported. The effect of adopting EITF 00-21 did not have a material impact on any of the periods as originally reported.

During December 2003, the SEC issued SAB 104, "Revenue Recognition," which revised and rescinded portions of SAB 101. The issuance of SAB 104 did not impact U.S. Cellular's revenue recognition policies.

Cumulative Effect of Accounting Changes

Effective January 1, 2003, U.S. Cellular adopted SFAS No. 143 "Accounting for Asset Retirement Obligations," and recorded the initial liability for legal obligations associated with an asset retirement. The cumulative effect of the implementation of this accounting standard on periods prior to 2003 was recorded in the first quarter of 2003, decreasing net income by $14.3 million, net of taxes of $9.7 million and minority interest of $0.5 million, or $0.17 per basic and diluted share.

The following pro forma amounts show the effect of the retroactive application of the change in accounting principle for the adoption of SFAS No. 143:

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
(Dollars in thousands, except per share amounts)			
Actual			
Net income (loss)	$42,660	$(26,945)	$173,876
Basic earnings (loss) per share	$ 0.50	$ (0.31)	$ 2.02
Diluted earnings (loss) per share	$ 0.49	$ (0.31)	$ 1.99
Pro forma			
Net income (loss)	$57,006	$(30,047)	$171,481
Basic earnings (loss) per share	$ 0.67	$ (0.34)	$ 1.99
Diluted earnings (loss) per share	$ 0.66	$ (0.34)	$ 1.97

	December 31,		January 1,
	2002	2001	2001
(Dollars in thousands)			
Pro forma - Balance Sheet data			
Asset retirement obligation	$54,438	$45,246	$36,806

Effective January 1, 2002, U.S. Cellular adopted SFAS No. 142 and determined that wireless licenses have indefinite lives. Upon initial adoption, U.S. Cellular reviewed its investment in licenses and determined there was an impairment loss on certain licenses. The cumulative effect of the initial impairment upon the adoption of SFAS No. 142 reduced net income in 2002 by $12.7 million, net of taxes of $8.2 million, or $(0.14) per diluted share.

Effective January 1, 2002, U.S. Cellular changed its method of accounting for commissions expenses related to customer activations and began deferring expense recognition of a portion of commissions expenses in the amount of deferred activation fees revenue. U.S. Cellular believes this change is a preferable method of accounting for such costs primarily due to the fact that the new method of accounting provides for better matching of revenue from customer activations to direct incremental costs associated with these activations within each reporting period. The cumulative effect of this accounting change on periods prior to 2002 was recorded in 2002 increasing net income by $4.1 million, net of taxes of $3.0 million and minority interest of $0.4 million, or $0.05 per diluted share. Upon the initial adoption of SAB 101, had U.S. Cellular deferred expense recognition for a portion of commission expenses in the amount of deferred activation fees revenue, Net Income and Basic and Diluted Earning per Share would have been $174.4 million, $2.02 and $2.00, respectively, for the year ended December 31, 2001.

Advertising Costs

U.S. Cellular expenses advertising costs as incurred. Advertising costs totaled $130.0 million, $91.6 million and $66.0 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Bad Debt Expense

Bad debt expense totaled S61.1 million, $63.7 million and $28.7 million in 2003, 2002 and 2001, respectively.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement. The Tax Allocation Agreement provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. U.S. Cellular and its subsidiaries calculate their income and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS. U.S. Cellular had a tax receivable balance with TDS of $5.4 million and $28.0 million as of December 31, 2003 and 2002.

Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Both deferred tax assets and liabilities are measured using tax rates expected to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in management's opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation

U.S. Cellular accounts for stock options and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees," as allowed by SFAS No. 123 "Accounting for Stock-Based Compensation."

No compensation costs have been recognized for the stock option and employee stock purchase plans. Had compensation cost for all plans been determined consistent with SFAS No. 123, U.S. Cellular's net income (loss) and earnings per share would have been reduced to the following pro forma amounts:

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
(Dollars in thousands, except per share amounts)			
Net Income (Loss):			
As Reported	$42,660	$(26,945)	$173,876
Pro Forma Expense	(8,391)	(5,324)	(1,746)
Pro Forma	34,269	(32,269)	172,130
Basic Earnings Per Share:			
As Reported	0.50	(0.31)	2.02
Pro Forma Expense	(0.10)	(0.06)	(0.02)
Pro Forma	0.40	(0.37)	2.00
Diluted Earnings Per Share:			
As Reported	0.49	(0.31)	1.99
Pro Forma Expense	(0.10)	(0.06)	(0.02)
Pro Forma	$ 0.39	$ (0.37)	$ 1.97

Pension Plan

U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS. It provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $7.0 million, $5.0 million and $3.4 million in 2003, 2002 and 2001, respectively.

Asset Impairment

U.S. Cellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. U.S. Cellular evaluates the asset for possible impairment based on an estimate of related undiscounted cash flows over the remaining asset life. If an impairment is identified, a loss is recognized for the difference between the fair value of the asset (less cost to sell) and the carrying value of the asset.

Recent Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," was issued in January 2003. It is effective for all variable interests in variable interest entities created after January 31, 2003 and is effective October 1, 2003 for variable interests in variable interest entities created before February 1, 2003. This Interpretation modifies the requirements for consolidation of investments previously contained in Accounting Research Bulletin No. 51, "Consolidated Financial Statements." Under FIN 46 certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties are considered variable interest entities and are potentially subject to consolidation by an investor other than the investor with the majority equity interest. In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest Entities," which among other things, deferred the application of FIN 46 by public entities with interest in variable interest entities referred to as special purpose entities until periods ending after December 15, 2003 and by public entities for all other types of variable interest entities until periods ending after March 15, 2004. U.S. Cellular has reviewed the provisions of FIN 46R and does not anticipate that the adoption of FIN 46R will have a material impact on U.S. Cellular's future financial position or results of operations.

NOTE 2 INCOME TAXES

Income tax provisions charged to Income (loss) before cumulative effect of accounting change are summarized as follows:

Year Ended December 31,	2003 (as restated)	2002	2001
(Dollars in thousands)			
Federal income taxes			
Current	$ 1,097	$ 444	$ 88,345
Deferred	28,560	(4,674)	36,974
State income taxes			
Current	15,066	3,758	17,009
Deferred	(7,491)	(7,069)	4,987
Total income tax expense (benefit)	$37,232	$(7,541)	$147,315

Included in cumulative effect of accounting changes were deferred tax benefits of $9.7 million in 2003 and $5.3 million in 2002.

A reconciliation of U.S. Cellular's expected income tax expense (benefit) computed at the statutory rate to the reported income tax expense (benefit), and the statutory federal income tax expense (benefit) rate to U.S. Cellular's effective income tax expense (benefit) rate is as follows:

Year Ended December 31,	2003 (as restated)		2002		2001	
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)						
Statutory federal income tax expense (benefit)	$37.1	35.0%	$(4.3)	(35.0)%	$116.0	35.0%
State income taxes, net of federal benefit	1.2	1.2	(2.4)	(19.1)	14.3	4.3
Amortization of license acquisition costs	—	—	—	—	3.6	1.1
Effects of minority share of income excluded from consolidated federal income tax return	(5.0)	(4.5)	(4.5)	(36.3)	(2.9)	(0.9)
Effects of gains (losses) on marketable equity securities, other investments and assets held for sale	2.2	2.0	2.9	23.6	—	—
Resolution of prior period tax issues	1.8	1.6	9.7	78.0	13.0	3.9
Loss on extinguishment of debt	—	—	—	—	2.4	0.7
Deferred tax rate change[1]	—	—	(8.4)	(68.2)	—	—
Other	(0.1)	(0.1)	(0.5)	(3.9)	0.9	0.4
Effective income tax expense (benefit)	$37.2	35.2%	$(7.5)	(60.9)%	$147.3	44.5%

(1) Represents a reassessment of the rate at which U.S. Cellular provides for deferred taxes.

U.S. Cellular had current deferred tax assets totaling $16.8 million and $10.8 million at December 31, 2003 and 2002, respectively, resulting primarily from the allowance for customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities are as follows:

December 31,	2003 (as restated)	2002 (as restated)
(Dollars in thousands)		
Deferred Tax Asset		
Net operating loss carryforward	$ 30,671	$ 43,291
Unearned revenue	1,772	7,099
Derivative accounting	22,015	3,527
Other	5,222	2,040
	59,680	55,957
Less valuation allowance	(10,480)	(13,224)
Total Deferred Tax Asset	49,200	42,733
Deferred Tax Liability		
Property, plant and equipment	222,213	202,314
Licenses	206,129	223,654
Marketable equity securities	86,251	56,925
Partnership investments	30,511	1,654
Total Deferred Tax Liability	545,104	484,547
Net Deferred Income Tax Liability	$495,904	$441,814

U.S. Cellular and certain subsidiaries had $62.0 million of federal net operating loss carryforwards (generating a $15.2 million deferred tax asset) at December 31, 2003 expiring between 2004 and 2023. In addition, U.S. Cellular and certain subsidiaries had $264.2 million of state net operating loss ("NOL") carryforward (generating a $15.5 million deferred tax asset) at December 31, 2003. The state NOL carryforward, available to offset future taxable income, is primarily from the individual subsidiaries which generated the loss, and expires between 2004 and 2023. A valuation allowance has been provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

NOTE 3 EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using net income (loss) and weighted average common shares adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities include incremental shares issuable upon exercise of outstanding stock options and conversion of debentures.

The amounts used in computing Earnings per Common and Series A Common Shares and the effect on income and the weighted average number of Common and Series A Common Shares of dilutive potential common stock are as follows:

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
(Dollars and shares in thousands)			
Basic Earnings per Share			
Income (Loss) used in			
Basic Earnings per Share	$ 57,006	$(18,385)	$173,876
Cumulative effect of accounting change	(14,346)	(8,560)	—
	$ 42,660	$(26,945)	$173,876
Diluted Earnings per Share			
Income (Loss) used in			
Basic Earnings per Share	$ 57,006	$(18,385)	$173,876
Interest expense eliminated as a result of the pro forma conversion of Convertible Debentures, net of tax	—	—	5,507
Income (Loss) used in			
Diluted Earnings per Share	57,006	(18,385)	179,383
Cumulative effect of accounting change	(14,346)	(8,560)	—
	$ 42,660	$(26,945)	$179,383
Weighted Average			
Number of Common Shares used in			
Basic Earnings per Share	86,136	86,086	86,200
Effect of Dilutive Securities:			
Stock options and			
stock appreciation rights[(1)]	466	—	233
Conversion of convertible debentures[(2)]	—	—	3,544
Weighted Average Number of Common Shares used in Diluted Earnings per Share	86,602	86,086	89,977
Basic Earnings per Share			
Income (Loss) before cumulative effect of accounting change	$ 0.67	$ (0.22)	$ 2.02
Cumulative effect of accounting change	(0.17)	(0.09)	—
	$ 0.50	$ (0.31)	$ 2.02
Diluted Earnings per Share			
Income (Loss) before cumulative effect of accounting change	$ 0.66	$ (0.22)	$ 1.99
Cumulative effect of accounting change	(0.17)	(0.09)	—
	$ 0.49	$ (0.31)	$ 1.99

(1) Stock options and restricted stock convertible into 1,322,132 Common Shares in 2003, 1,753,950 Common Shares in 2002 and 185,580 Common Shares in 2001 were not included in computing Diluted Earnings per Share because their effects were anti-dilutive.

(2) Convertible debentures convertible into 2,944,347 Common Shares in 2003 and 2,945,256 Common Shares in 2002 were not included in computing Diluted Earnings per Share because their effects were anti-dilutive.

NOTE 4 INVESTMENT IN LICENSES AND GOODWILL

Changes in investment in licenses and goodwill are primarily the result of the acquisition or divestiture of wireless markets by U.S. Cellular. See Note 11 – Acquisitions, Divestitures and Exchanges for the details of the changes in investment in licenses and goodwill.

A schedule of investment in licenses activity follows:

Year Ended December 31,	2003 (as restated)	2002 (as restated)
(Dollars in thousands)		
Balance, beginning of year	$1,247,197	$ 858,791
Restatements under SFAS No. 142	—	229,562
Acquisitions[(1)]	178,609	181,510
Divestitures	(76,905)	—
Allocation to assets of operations held for sale	(63,569)	—
Impairment loss[(2)]	(53,095)	(20,921)
Other	(874)	(1,745)
Balance, end of year[(1)]	$1,231,363	$1,247,197

(1) Includes $42.0 million of License rights from the AT&T Wireless transaction in 2003.

(2) Upon adoption of SFAS No. 142 on January 1, 2002, U.S. Cellular recorded a $20.9 million impairment loss on intangible assets related to its investment in licenses. The loss was recorded as a cumulative effect of accounting change. In 2003, U.S. Cellular recorded an additional impairment loss of $49.6 million on its investment in licenses in two reporting units and a $3.5 million loss on impairment of its investment in a non-operating wireless license.

A schedule of investment in goodwill activity follows:

Year Ended December 31,	2003 (as restated)	2002 (as restated)
(Dollars in thousands)		
Balance, beginning of year	$504,744	$473,975
Restatements under SFAS No. 142	—	(138,885)
Additions	7,516	172,263
Divestitures	(69,961)	—
Allocation to assets of operations held for sale	(7,565)	—
Other	(4,478)	(2,609)
Balance, end of year	$430,256	$504,744

Pursuant to SFAS No. 142, U.S. Cellular ceased amortization of licenses and goodwill as of January 1, 2002. Net income (loss) and Basic and Diluted earnings per share adjusted to exclude license and goodwill amortization expense, net of tax, recorded in the year ended December 31, 2001, is summarized below, together with the actual amounts of such measures in 2003 and 2002, for comparison purposes.

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
(Dollars in thousands)			
Net Income (Loss)	$42,660	$(26,945)	$173,876
Amortization, net of tax and minority interest effect of			
Licenses	—	—	16,104
Goodwill	—	—	9,744
Goodwill for equity method investments	—	—	513
Adjusted Net Income (Loss)	$42,660	$(26,945)	$200,237
Basic earnings per share:			
Net Income (Loss)	$ 0.50	$ (0.31)	$ 2.02
Amortization, net of tax and minority interest	—	—	0.31
Adjusted Earnings per Share	$ 0.50	$ (0.31)	$ 2.33
Diluted earnings per share:			
Net Income (Loss)	$ 0.49	$ (0.31)	$ 1.99
Amortization, net of tax and minority interest	—	—	0.29
Adjusted Earnings per Share	$ 0.49	$ (0.31)	$ 2.28

NOTE 5 CUSTOMER LISTS

The customer lists, intangible assets from the acquisition of wireless properties, are being amortized based on average customer retention periods using the declining balance method. Amortization expense was $15.6 million for the year ended December 31, 2003 and $6.6 million for the year ended December 31, 2002. Amortization expense for the years 2004 through 2008 is expected to be $9.5 million, $5.8 million, $3.5 million, $2.1 million and $1.3 million, respectively.

NOTE 6 MARKETABLE EQUITY SECURITIES

Information regarding U.S. Cellular's marketable equity securities is summarized as follows:

December 31,	2003	2002
(Dollars in thousands)		
Vodafone Group Plc		
10,245,370 American Depositary Receipts	$256,544	$185,646
Rural Cellular Corporation		
370,882 Common Shares	2,949	315
Other	695	—
Aggregate Fair Value	260,188	185,961
Accounting Cost, as adjusted	160,161	160,362
Gross Unrealized Holding Gains (Losses)	100,027	25,599
Tax Effect	(39,518)	(10,111)
Net Unrealized Holding Gains (Losses)	60,509	15,488
Derivative Accounting, net of tax	(33,720)	(5,181)
Accumulated Other Comprehensive Income	$ 26,789	$ 10,307

U.S. Cellular and its subsidiaries hold a substantial amount of marketable equity securities that are publicly traded and can have volatile movements in share prices. U.S. Cellular and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganizations of other assets. The investment in Vodafone resulted from certain sales or trades of non-strategic cellular investments to or settlements with AirTouch Communications in exchange for stock of AirTouch, which was then acquired by Vodafone for American Depositary Receipts representing Vodafone stock. The investment in Rural Cellular Corporation is the result of a consolidation of several cellular partnerships in which U.S. Cellular subsidiaries held interest in Rural Cellular, and the distribution of Rural Cellular stock in exchange for these interests.

The market values of the marketable equity securities may fall below the accounting cost basis of such securities. If management determines the decline in value of the marketable equity securities to be other than temporary, the unrealized loss included in Accumulated other comprehensive income is recognized and recorded as a loss in the statements of operations.

NOTE 7 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

December 31,	2003	2002
(Dollars in thousands)		
Equity method investments:		
Capital contributions, loans and advances	$ 27,032	$ 15,647
Goodwill	16,389	23,397
Cumulative share of income	360,728	313,827
Cumulative share of distributions	(235,953)	(195,626)
	168,196	157,245
Cost method investments:		
Capital contributions, net of partnership distributions and impairments	1,888	2,603
Goodwill	485	1,603
	2,373	4,206
Total investments in unconsolidated entities	$ 170,569	$ 161,451

As of December 31, 2003, U.S. Cellular followed the equity method of accounting for minority interests in 26 markets where U.S. Cellular's ownership interest is 20% or greater for corporations or greater than 3% to 5% for partnerships and limited liability companies. This method recognizes, on a current basis, U.S. Cellular's proportionate share of the income and losses accruing to it under the terms of the respective partnership and shareholder agreements. Income and losses from the entities are reflected in the consolidated statements of operations on a pretax basis as Investment income. Investment income totaled $52.1 million, $42.1 million and $41.9 million in 2003, 2002 and 2001, respectively. As of December 31, 2003, U.S. Cellular followed the cost method of accounting for its investments in 6 markets where U.S. Cellular's ownership interest is less than 20% for corporations or less than 3% for partnerships and limited liability companies, or where U.S. Cellular does not have the ability to exercise significant influence.

Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments. At December 31, 2003, $153.7 million represented the investment in underlying equity and $16.9 million represented goodwill. At December 31, 2002, $136.4 million represented the investment in underlying equity and $25.0 million represented goodwill. In 2001, goodwill related to investments for which U.S. Cellular follows the equity method of accounting were being amortized over 40 years. U.S. Cellular adopted SFAS No. 142 on January 1, 2002, and no longer amortizes its goodwill related to equity method investments. Amortization expense related to these investments amounted to $0.7 million in 2001.

During 2003, U.S. Cellular reduced the carrying value of one of its cost method investments by $1.7 million, to its underlying equity value. This charge was included in Loss on marketable equity securities and other investments on the statements of operations.

U.S. Cellular's most significant investments in unconsolidated entities consist of the following:

December 31,	Percentage Ownership 2003	2002
Cellular investments		
Los Angeles SMSA Limited Partnership	5.5%	5.5%
Raleigh-Durham MSA Limited Partnership	8.0%	8.0%
Midwest Wireless Communications, LLC	15.7%	15.7%
North Carolina RSA 1 Partnership	50.0%	50.0%
Oklahoma City SMSA Limited Partnership	14.6%	14.6%

Based primarily on data furnished to U.S. Cellular by third parties, the following summarizes the combined assets, liabilities and equity, and the combined results of operations of the wireless entities in which U.S. Cellular's investments are accounted for by the equity method:

December 31,	2003	2002
(Dollars in thousands)		
Assets		
Current	$ 225,000	$ 213,000
Due from affiliates	522,000	249,000
Property and other	1,625,000	1,506,000
	$2,372,000	$1,968,000
Liabilities and Equity		
Current liabilities	$ 181,000	$ 172,000
Due to affiliates	—	3,000
Deferred credits	82,000	85,000
Long-term debt	17,000	21,000
Partners' capital and shareholders' equity	2,092,000	1,687,000
	$2,372,000	$1,968,000

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Results of Operations			
Revenues	$2,488,000	$2,162,000	$2,086,000
Operating expenses	1,839,000	1,685,000	1,490,000
Operating income	649,000	477,000	596,000
Other income (expense), net	8,000	17,000	(7,000)
Net income	$ 657,000	$ 494,000	$ 589,000

NOTE 8 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, net of accumulated depreciation, consists of:

December 31,	2003	2002
(Dollars in thousands)		
Cell site-related equipment	$ 1,777,251	$ 1,664,154
Land, buildings and leasehold improvements	621,070	552,087
Switching-related equipment	460,165	399,086
Office furniture and equipment	203,139	183,285
Other operating equipment	127,542	113,975
Work in process	252,010	172,996
Less accumulated depreciation	(1,267,293)	(1,051,792)
	$ 2,173,884	$ 2,033,791

Useful lives range from four to twenty-five years for cell site-related equipment, ten to twenty years for buildings and leasehold improvements, three to eight years for switching-related equipment, three to five years for office furniture and equipment, and ten years for other operating equipment.

NOTE 9 OPERATIONS HELD FOR SALE

On November 26, 2003, U.S. Cellular announced that it had entered into a definitive agreement to sell its southern Texas wireless markets to AT&T Wireless for $95 million in cash plus a working capital adjustment, subject to certain closing provisions. The U.S. Cellular markets to be sold to AT&T Wireless include 25 megahertz metropolitan statistical area and rural service area licenses representing 1.3 million population equivalents, approximately 150 cell sites and 76,000 customers. The transaction is subject to regulatory approvals. The closing of the sale is expected to occur in the first quarter of 2004. Total revenues from the markets to be sold totaled $60.6 million for the year ended December 31, 2003, while operating income totaled $17.1 million. Operating income does not include shared services costs that have been allocated to the markets from the U.S. Cellular corporate office.

The sale is being accounted for in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The balance sheet as of December 31, 2003 reflects assets and liabilities of the wireless properties to be sold as assets and liabilities of operations held for sale from the date of the sale agreement until the close of the transaction. The revenues and expenses of the markets continue to be included in operations until the completion of the sale.

The following table summarizes the recorded value of the assets and liabilities of the markets that U.S. Cellular will be transferring.

December 31, 2003	
(Dollars in thousands)	
Current assets	$ 5,363
Property, plant and equipment, net	45,710
Other assets	316
Licenses	63,569
Goodwill	7,565
Loss on assets held for sale	(22,000)
Total assets	$100,523
Current liabilities	$ 2,189
Non-current liabilities	238
Total liabilities	$ 2,427
Net assets to be transferred	$ 98,096

U.S. Cellular has recorded a loss of $22.0 million as a "Loss on assets held for sale" (included in operating expenses) representing the difference between the carrying value of the markets to be sold to AT&T Wireless and the cash to be received in the transaction.

NOTE 10 SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures regarding interest and income taxes paid and certain noncash transactions:

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Interest paid	$ 51,954	$ 36,431	$ 24,592
Income taxes paid (refunds received)	(29,621)	33,446	129,430
Noncash interest expense	10,743	9,526	10,176
Net change to equity for conversion of debt	—	—	29,642
9% Series A Notes issued for Chicago acquisition	$ —	$175,000	$ —

NOTE 11 ACQUISITIONS, DIVESTITURES AND EXCHANGES

U.S. Cellular assesses its wireless holdings on an ongoing basis in order to maximize the benefits derived from its operating markets. U.S. Cellular also reviews attractive opportunities for the acquisition of additional wireless spectrum.

2003 Activity

During 2003, U.S. Cellular completed an exchange with AT&T Wireless along with the acquisition of two minority interests.

On August 1, 2003, U.S. Cellular completed the transfer of properties to AT&T Wireless and the assignments to it by AT&T Wireless of a portion of the wireless licenses covered by the agreement with AT&T Wireless. On the initial closing date, U.S. Cellular also received approximately $34.0 million in cash and minority interests in six wireless markets in which it currently owns a controlling interest. Also on the initial closing date, U.S. Cellular transferred wireless assets and customers in 10 markets in Florida and Georgia to AT&T Wireless. The assignment and development of certain licenses has been deferred by U.S. Cellular for a period of up to five years from the closing date, in accordance with the agreement. U.S. Cellular will take possession of the licenses in staggered closings over that five-year period to comply with the service requirements of the FCC. The acquisition of the licenses in the exchange was accounted for as a purchase by U.S. Cellular and the transfer of the properties by U.S. Cellular to AT&T Wireless was accounted for as a sale. U.S. Cellular capitalized $2.8 million of costs associated with the AT&T Wireless transaction.

The 15 licenses that have been transferred to U.S. Cellular as of December 31, 2003, with a fair value totaling $136.6 million, are included in Investment in licenses on the consolidated balance sheet. The 21 licenses that have not yet been assigned to U.S. Cellular, with a fair value totaling $42.0 million, are included in License rights on the balance sheet. All asset values related to the properties acquired or pending, including license values, were determined using an independent valuation. U.S. Cellular has included the results of operations in the Florida and Georgia markets in the statements of operations until the date of transfer, August 1, 2003.

Prior to the close of the AT&T Wireless exchange, U.S. Cellular allocated $70.0 million of goodwill related to the properties transferred to AT&T Wireless to Assets of operations held for sale in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets." A loss of $23.9 million was recorded as a Loss on assets held for sale (included in operating expenses), representing the difference between the book value of the markets transferred to AT&T Wireless and the fair value of the assets received or to be received in this transaction.

In addition, in 2003, U.S. Cellular acquired the minority interest in two entities which held wireless licenses for $2.3 million.

2002 Activity

On August 7, 2002, U.S. Cellular completed the acquisition of the assets and certain liabilities of Chicago 20MHz, LLC now known as United States Cellular Operating Company of Chicago, LLC ("USCOC of Chicago" or the "Chicago Market") from PrimeCo Wireless Communications LLC ("PrimeCo"). USCOC of Chicago operates a wireless system in the Chicago major trading area. USCOC of Chicago is the holder of certain FCC licenses, including a 20 megahertz personal communication service license in the Chicago major trading area (excluding Kenosha County, Wisconsin) covering 13.2 million population equivalents.

The purchase price was $617.8 million including working capital and other adjustments. U.S. Cellular financed the purchase using $327.3 million of revolving lines of credit, $175.0 million in 30 year notes issued to PrimeCo, a $105.0 million loan from TDS, and a $10.5 million accrued payable. U.S. Cellular has included USCOC of Chicago results of operations in the statements of operations, subsequent to the purchase date.

The tangible fixed assets were recorded at fair value. The personal communication service licenses were valued at $163.5 million. The customer list was assigned a value of $43.4 million and is being amortized based on a 30 month average customer retention period using the declining balance method.

Total goodwill attributed to the Chicago acquisition aggregated $168.4 million. In January 2003, U.S. Cellular repurchased the $45.2 million 9% Series A Notes that remained outstanding at December 31, 2002, at 90% of face value. The $4.5 million gain on retirement of the 9% Series A Notes was credited to goodwill, reducing the aggregate goodwill attributed to the Chicago acquisition to $163.9 million. Such goodwill is deductible for tax purposes and will be amortized over 15 years for tax purposes.

In addition, during 2002, U.S. Cellular completed the acquisition of majority interests in licenses in three personal communication service markets and three minority interests in other personal communication service markets, representing approximately 1.4 million population equivalents, for consideration totaling $21.1 million.

2001 Activity

During 2001, U.S. Cellular, on its own behalf and through joint ventures, acquired majority interests in licenses in one cellular market and 26 personal communication service markets, representing a total population of 6.8 million, for $182.3 million in cash. The interests U.S. Cellular acquired through joint ventures are 100% owned by the joint ventures, and U.S. Cellular is considered to have the controlling financial interest in these joint ventures for financial reporting purposes.

Assets Acquired and Liabilities Assumed

In conjunction with these acquisitions and exchanges, the following assets were acquired and liabilities assumed/(transferred):

Year Ended December 31,	2003 (as restated)	2002	2001
(Dollars in thousands)			
Cash received	$ 33,953	$ —	$ —
Current assets, excluding $6,984 cash acquired in 2002	(13,083)	34,081	—
Property, plant and equipment, net	(88,313)	235,953	13,443
Other assets	(797)	815	—
Customer list	—	43,400	—
Licenses	101,703	181,510	112,068
Goodwill	(64,563)	172,263	53,610
Increase (Decrease) in investment in unconsolidated entities	—	—	1,701
Current liabilities	9,203	(38,018)	—
Long-term debt	—	(175,000)	—
Other assets and liabilities, excluding cash acquired	3,114	(2,068)	5,447
Loss recorded on exchange	23,908	—	—
Decrease in cash due to acquisitions	$ 5,125	$452,936	$186,269

Pro Forma Operations

Assuming the exchanges and acquisitions accounted for as purchases during the period January 1, 2002 to December 31, 2003, had taken place on January 1, 2002; and the acquisitions during the period January 1, 2001 to December 31, 2001 had taken place on January 1, 2001, unaudited pro forma results of operations would have been as follows:

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
(Unaudited, dollars in thousands, except per share amounts)			
Service revenues	$2,356,476	$2,103,287	$1,830,443
Equipment sales revenues	130,018	89,103	69,345
Interest expense (including cost to finance acquisitions)	64,607	62,431	35,164
Income (Loss) before cumulative effect of accounting change	$ 52,244	$ (69,014)	$ 163,871
Net Income (Loss)	37,898	(77,574)	163,871
Earnings per share - basic	$ 0.44	$ (0.90)	$ 1.90
Earnings per share - diluted	$ 0.44	$ (0.90)	$ 1.88

NOTE 12 LOSS ON MARKETABLE EQUITY SECURITIES AND OTHER INVESTMENTS

In 2003, U.S. Cellular recorded a license cost impairment loss of $3.5 million related to the investment in a non-operating market in Florida that remained with U.S. Cellular upon completion of the exchange with AT&T Wireless. See Note 11 – Acquisitions, Divestitures and Exchanges for further information regarding the exchange transaction with AT&T Wireless.

In 2003, U.S. Cellular reduced the carrying value of one of its cost method investments by $1.7 million to its underlying equity value based on a cash flow analysis. Both charges were included in Loss on marketable equity securities and other investments on the statements of operations.

In 2002, management determined that a decline in the value of marketable equity securities relative to their respective accounting cost basis was other than temporary and charged an aggregate $244.7 million loss to the statements of operations and reduced the accounting cost basis of such marketable equity securities by a corresponding amount.

U.S. Cellular had certain notes receivable from Kington Management Corporation ("Kington"). The notes related to the purchase by Kington of certain U.S. Cellular minority interests in 2000. The values of the notes were directly related to the values of the minority cellular market interests. During 2002, management reviewed the fair market value of the cellular interests, including a third party fair value analysis, and concluded that the notes receivable were impaired, and reduced the carrying value of the notes by $34.2 million. Subsequent to this review, Kington decided to withdraw from the partnership effective January 1, 2003. Upon withdrawal, the withdrawing partner is entitled to receive its partner's capital account in cash totaling $7.8 million. An additional loss of $3.9 million was recorded to reduce the carrying value of the receivable to the estimated partner capital amount.

U.S. Cellular recorded additional losses in 2002 of $8.4 million related to the withdrawal from a partnership in which it had owned an investment interest and $4.2 million related to the reduction in value of a land purchase option.

NOTE 13 NOTES PAYABLE

On December 19, 2003, U.S. Cellular amended its $325 million revolving credit facility with a group of banks to increase the size of the facility to $700 million. At December 31, 2003, $0.2 million of letters of credit were outstanding against this facility leaving $699.8 million available for use. The terms of the credit facility provide for borrowings with interest at the London InterBank Offered Rate ("LIBOR") rate plus a margin percentage based on U.S. Cellular's credit rating. At December 31, 2003, the margin percentage was 55 basis points (for a rate of 1.67% based on the one month LIBOR rate at December 31, 2003). Interest and principal are due the last day of the borrowing period, as selected by U.S. Cellular, of either seven days or one, two, three or six months. U.S. Cellular pays facility and administration fees at an aggregate annual rate of 0.21% of the total facility. These payments totaled $0.7 million in 2003 and $0.5 million in 2002. The credit facility expires in June 2007.

At December 31, 2002, and up until December 23, 2003, U.S. Cellular had a $500 million revolving credit facility with a group of banks. This credit facility was terminated on December 23, 2003 in connection with the amendment of U.S. Cellular's $325 million credit facility to $700 million. The terms of the revolving credit facility provided for borrowings with interest at the LIBOR plus a margin percentage based on U.S. Cellular's credit rating. Interest and principal were due the last day of the borrowing period, as selected by U.S. Cellular, of either seven days or one, two, three or six months. U.S. Cellular paid facility and administration fees at an aggregated annual rate of 0.10% of the total

$500 million facility. These payments totaled $0.5 million, $0.5 million and $0.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Information concerning notes payable is shown in the table that follows.

Year Ended December 31,	2003	2002
(Dollars in thousands)		
Balance at end of year	$ —	$460,000
Weighted average interest rate at end of year	—%	1.6%
Maximum amount outstanding during the year	$627,000	$460,000
Average amount outstanding during the year (1)	$490,667	$262,167
Weighted average interest rate during the year (1)	1.5%	2.0%

(1) The average was computed based on month-end balances.

The financial covenants associated with U.S. Cellular's revolving credit facilities require that U.S. Cellular and subsidiaries maintain certain debt to capital and interest coverage ratios. The covenants may prescribe certain terms associated with intercompany loans from TDS to certain subsidiaries.

The restatements discussed in Note 1 – Summary of Significant Accounting Policies resulted in defaults under the revolving credit agreement between U.S. Cellular and certain lenders. U.S. Cellular has not failed to make nor expects to fail to make any scheduled payment of principal or interest under such revolving credit agreement. U.S. Cellular has received waivers from the lenders under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements.

NOTE 14 LONG-TERM DEBT

Zero Coupon Convertible Debentures

U.S. Cellular unsecured 6% yield to maturity zero coupon convertible redeemable notes are due in 2015. This 20-year fixed rate debt, in the form of Liquid Yield Option Notes, is legally or effectively subordinated to all other liabilities of U.S. Cellular.

Each Liquid Yield Option Note is convertible at the option of the holder at any time at a conversion rate of 9.475 U.S. Cellular Common Shares per $1,000 of Liquid Yield Option Notes. Upon notice of conversion, U.S. Cellular may elect to deliver its Common Shares or cash equal to the market value of the Common Shares. U.S. Cellular may redeem the Liquid Yield Option Notes for cash at the issue price plus accrued original issue discount through the date of redemption. Holders have the right to exercise their conversion option prior to the redemption date. There were no Liquid Yield Option Notes retired in 2003 and 2002. In 2001, retirements of such notes totaled $126.2 million face value ($55.1 million carrying value). U.S. Cellular paid $32.0 million in cash and issued 644,000 Common Shares to satisfy these conversions. The Liquid Yield Option Notes converted for cash resulted in a loss of $7.0 million in 2001, reported as (Loss) on extinguishment of debt in the statements of operations.

Unsecured Notes

The $105 million long-term debt-affiliated is an 8.1% note due to TDS on August 7, 2008. Interest is paid quarterly on March 31, June 30, September 30, and December 31. The note may be prepaid at any time without penalty and was subordinated to the $325 million Revolving Credit Facility until December 19, 2003. On January 9, 2004, U.S. Cellular notified TDS of its intent to repay this note on February 9, 2004. Consequently, U.S. Cellular has classified this note as a current liability as of December 31, 2003. The proceeds were used in connection with the acquisition of USCOC of Chicago.

In December 2003, U.S. Cellular sold $444 million of 6.7% Senior Notes due December 15, 2033, priced to yield 6.83% to maturity. Interest is paid semi-annually. U.S. Cellular may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus .30%. The proceeds were used to repay a portion of short-term debt.

During 1997, U.S. Cellular sold $250.0 million of 7.25% Senior Notes due on August 15, 2007 priced to yield 7.33% to maturity. Interest is payable on February 15 and August 15 of each year. The notes will be redeemable, in whole or in part, at the option of U.S. Cellular at any time on or after August 15, 2004, at a redemption price equal to 100% of the principal amount of such notes to be redeemed, plus accrued interest thereon, if any, to the date of redemption.

In November 2002, U.S. Cellular sold $130.0 million of 8.75% Senior Notes due November 7, 2032. Interest is paid quarterly. U.S. Cellular may redeem the notes beginning in 2007 at the principal amount plus accrued interest. The $129.8 million net proceeds from the sale of the notes (after reimbursement of expenses) were used to purchase a portion of the 9% Series A Notes.

U.S. Cellular issued $175.0 million of 9% Series A Notes due 2032 to PrimeCo in connection with the acquisition of the Chicago market on August 7, 2002. Interest was payable quarterly. The notes were callable by U.S. Cellular after five years at the principal amount plus accrued but unpaid interest. U.S. Cellular repurchased $129.8 million of the notes in 2002. U.S. Cellular repurchased the remaining $45.2 million notes in January 2003 using funds from its revolving credit facilities, and classified these notes as current liabilities at December 31, 2002. As a result of these repurchases, the 9% Series A Notes have been cancelled.

The covenants of long-term debt obligations of U.S. Cellular, among other things, restrict its subsidiaries' ability, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions; and sell, consolidate, or merge assets. As of December 31, 2003, U.S. Cellular was in compliance with all of the covenants of its debt obligations.

The annual requirements for principal payments on long-term debt, excluding the $105 million long-term debt-affiliated and the forward contracts, are approximately $3.0 million in 2004 and $250.0 million in 2007.

Forward Contracts

During 2002, U.S. Cellular entered into variable prepaid forward contracts ("forward contracts") in connection with its 10,245,370 Vodafone Group Plc American Depositary Receipts. The $159.9 million principal amount of the forward contracts is accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments.

The forward contracts mature in May 2007. The forward contracts require quarterly interest payments at LIBOR plus 50 basis points (for a rate of 1.65% based on the three month LIBOR rate at December 31, 2003).

The restatements discussed in Note 1 – Summary of Significant Accounting Policies resulted in defaults under certain forward contracts between a subsidiary of U.S. Cellular and a counterparty. U.S. Cellular has not failed to make nor expects to fail to make any scheduled payment of principal or interest under such forward contracts. U.S. Cellular and its subsidiary have received a waiver from the counterparty under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatements.

The risk management objective of the forward contracts is to hedge the value of the Vodafone securities from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside limit is hedged at a range of $15.07 to $16.07 per share, which is at or above the accounting cost basis, thereby eliminating the risk of an other than temporary loss being recorded on these contracted securities. The upside potential is a range of $21.56 to $23.20 per share.

Under the terms of the forward contracts, U.S. Cellular continues to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature May 2007 and, at U.S. Cellular's option, may be settled in shares of the security or in cash, pursuant to formulas that "collar" the price of the shares. The collars effectively reduce U.S. Cellular's downside limit and upside potential on the contracted shares. The collars are typically adjusted for any changes in dividends on the contracted shares. If U.S. Cellular elects to settle in shares, it will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities and the net amount realized through maturity. If U.S. Cellular elects to settle in cash, it will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula. U.S. Cellular has provided guarantees to the lenders which provide assurance to the lenders that all principal and interest amounts will be paid by its consolidated subsidiaries upon settlement of the contracts.

NOTE 15 FINANCIAL INSTRUMENTS AND DERIVATIVES

Financial instruments are as follows:

December 31,	2003		2002	
	Book Value	Fair Value	Book Value	Fair Value
(Dollars in thousands)				
Cash and Cash Equivalents	$ 9,848	$ 9,848	$ 14,864	$ 14,864
Current portion of long-term debt	3,000	3,000	45,200	45,200
Current portion of long-term debt-affiliated	105,000	105,000	—	—
Notes Payable	—	—	460,000	460,000
Long-term Debt				
6.7% notes	436,829	456,654	—	—
6% zero coupon debentures	157,659	150,434	148,604	113,229
7.25% notes	250,000	277,003	250,000	260,226
8.75% notes	130,000	148,304	130,000	135,408
Variable prepaid forward contracts	159,856	156,804	159,856	156,827
Long-term debt-affiliated	—	—	105,000	113,344
Other	$ 10,000	$ 12,086	$ 13,000	$ 14,132

The carrying amounts of cash and cash equivalents and notes payable approximates fair value due to the short-term nature of these financial instruments. The fair value of U.S. Cellular's long-term debt was estimated using market prices for the 6% zero coupon convertible debentures and 8.75% notes and discounted cash flow analysis for the remaining debt.

Derivatives

During 2002, U.S. Cellular entered into forward contracts in connection with its 10,245,370 Vodafone American Depositary Receipts. The principal amount of the forward contracts is accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments. The forward contracts reduce the downside limit to a range of $15.07 to $16.07 per share and upside potential to a range of $21.56 to $23.20 per share.

The forward contracts for the forecasted transactions and hedged items are designated as cash flow hedges and recorded as assets or liabilities on the balance sheet at their fair value. The fair value of the derivative instruments is determined using the Black-Scholes model.

The forward contracts are designated as cash flow hedges, where changes in the forward contract's fair value are recognized in Accumulated other comprehensive income until they are recognized in earnings when the forward contract is settled. If the delivery of the contracted shares does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is recognized in earnings at that time. No components of the forward contracts are excluded in the measurement of hedge effectiveness. The critical terms of the forward contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of the forward contracts are anticipated to be effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings for the years ended December 31, 2003 and 2002.

Management has evaluated the expected timing of the hedged forecasted transactions to deliver the underlying shares to settle the forward contracts, and believes that these forecasted transactions are probable of occurring in the periods specified in the related hedge documentation or within an additional two-month period of time thereafter.

U.S. Cellular reported a derivative liability of $55.7 million and $8.7 million at December 31, 2003 and 2002, respectively. These amounts are included in the balance sheet caption Deferred Liabilities and Credits.

NOTE 16 MINORITY INTEREST IN SUBSIDIARIES

Under SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," certain minority interests in consolidated entities with finite lives may meet the standard's definition of a mandatorily redeemable financial instrument and thus require reclassification as liabilities and remeasurement at the estimated amount of cash that would be due and payable to settle such minority interests under the applicable entity's organization agreement, assuming an orderly liquidation of the finite-lived entity, net of estimated liquidation costs (the "settlement value"). U.S. Cellular's consolidated financial statements include such minority interests that meet the standard's definition of mandatorily redeemable financial instruments. These mandatorily redeemable minority interests represent interests held by third parties in consolidated partnerships and limited liability companies ("LLCs"), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the minority interest holders and U.S. Cellular in accordance with the respective partnership and LLC agreements. The termination dates of U.S. Cellular's mandatorily redeemable minority interests range from 2042 to 2100.

On November 7, 2003, the FASB issued FASB Staff Position ("FSP") No. FAS 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests" under FASB Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The FSP indefinitely deferred the classification and measurement provisions of SFAS No. 150 related to the mandatorily redeemable minority interests associated with finite-lived subsidiaries, but retained the related disclosure provisions. The settlement value of U.S. Cellular's mandatorily redeemable minority interests is estimated to be $104.7 million at December 31, 2003. This represents the estimated amount of cash that would be due and payable to settle minority interests assuming an orderly liquidation of the finite-lived consolidated partnerships and LLCs on December 31, 2003, net of estimated liquidation costs. This amount is being disclosed pursuant to the requirements of FSP FAS 150-3; U.S. Cellular has no current plans or intentions to liquidate any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the minority interests in finite-lived consolidated partnerships and LLCs at December 31, 2003 is $35.2 million, and is included in the balance sheet caption Minority Interest. The excess of the aggregate settlement value over the aggregate carrying value of the mandatorily redeemable minority interests of $69.5 million is primarily due to the unrecognized appreciation of the minority interest holders' share of the underlying net assets in the consolidated partnerships and LLCs. Neither the minority interest holders' share, nor U.S. Cellular's share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements under GAAP. The estimate of settlement value was based on certain factors and assumptions. A change in those factors and assumptions could result in a materially larger or smaller settlement amount.

The FASB plans to reconsider certain implementation issues and perhaps the classification or measurement guidance for mandatorily redeemable minority interests during the deferral period. The outcome of their deliberations cannot be determined at this point. Accordingly, it is possible that the FASB could require the recognition and measurement of mandatorily redeemable minority interests at their settlement value at a later date.

NOTE 17 COMMON SHAREHOLDERS' EQUITY

Employee Benefit Plans

The following table summarizes Common Shares issued, including reissued Treasury Shares, for the employee benefit plans described as follows:

Year Ended December 31,	2003	2002
Employee stock options and awards	13,917	42,207
Employee Stock Purchase Plan	11,437	26,222
	25,354	68,429

Tax-Deferred Savings Plan

U.S. Cellular has reserved 67,215 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a U.S. Cellular Common Share fund, a TDS Common Share fund, or seven nonaffiliated funds.

Stock-based Compensation Plans

U.S. Cellular accounts for stock options, restricted stock awards and employee stock purchase plans under APB Opinion No. 25. No compensation costs have been recognized for the stock option and employee stock purchase plans. Compensation costs were recognized for restricted stock awards as expenses in the statements of operations.

A summary of the status of U.S. Cellular's stock option plans at December 31, 2003, 2002 and 2001 and changes during the years then ended is presented in the table and narrative as follows:

	Weighted Number of Shares	Weighted Average Option Price	Weighted Average Black-Scholes Values of Option Grants
Stock Options			
Outstanding			
December 31, 2000			
(127,012 exercisable)	525,180	$40.32	
Granted	498,431	$54.90	$33.65
Exercised	(80,831)	$24.31	
Canceled	(58,542)	$38.38	
Outstanding			
December 31, 2001			
(199,875 exercisable)	884,238	$50.42	
Granted	869,637	$38.80	$19.74
Exercised	(9,456)	$29.45	
Canceled	(200,985)	$47.17	
Outstanding			
December 31, 2002			
(335,972 exercisable)	1,543,434	$ 45.15	
Granted	**1,435,100**	**$23.85**	**$10.99**
Exercised	**(1,750)**	**$24.37**	
Canceled	**(448,082)**	**$40.18**	
Outstanding			
December 31, 2003			
(496,463 exercisable)	**2,528,702**	**$33.87**	

U.S. Cellular has established Stock Option plans that provide for the grant of stock options to officers and employees and has reserved 6,510,650 Common Shares at December 31, 2003, for options granted and to be granted to key employees. The options under the plan are exercisable from the date of vesting through 2004 to 2013, or 30 days following the date of the employee's termination of employment, if earlier. Under the plan, 496,463 stock options were exercisable at December 31, 2003, have exercise prices between $23.91 and $73.31 and a weighted average exercise price of $46.22 per share.

The following table provides certain details concerning U.S. Cellular stock options outstanding at December 31, 2003:

Range of Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)
$23.20-36.99	1,478,267	$24.34	9.0
$37.00-49.99	810,289	$41.83	8.0
$50.00-73.31	240,146	$65.73	5.8

The following table provides certain details concerning U.S. Cellular stock options exercisable at December 31, 2003:

Range of Exercise Price	Stock Options Exercisable	Weighted Average Exercise Price
$23.91-36.99	76,290	$29.80
$37.00-49.99	303,725	$42.59
$50.00-73.31	116,448	$66.45

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: risk-free interest rates of 3.7%, 4.6% and 5.0%; expected dividend yields of zero for all years; expected lives of 9.3 years, 9.4 years and 8.2 years; and expected volatility of 29.4%, 39.4% and 31.7%.

U.S. Cellular has granted key employees restricted shares of stock that fully vest after three years. The number of shares granted were 141,648, 86,826 and 65,671 in the years 2003, 2002 and 2001, respectively. The weighted-average values of the shares granted were $23.70, $39.71 and $60.92 in 2003, 2002 and 2001, respectively. The expenses included in operating income due to grants of restricted shares were $2.8 million, $1.6 million and $3.6 million in 2003, 2002 and 2001, respectively.

Employee Stock Purchase Plan

U.S. Cellular had 148,563 Common Shares reserved under the 2003 Employee Stock Purchase Plan, which will terminate on December 31, 2008. The plan became effective April 1, 2003, and provides for eligible employees of U.S. Cellular and its subsidiaries to purchase a limited number of USM Common Shares on a quarterly basis. The per share cost to each participant is at 85% of the market value of the Common Shares as of the issuance date.

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2003, a majority of U.S. Cellular's Common Shares and all of U.S. Cellular's outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

The Board of Directors of U.S. Cellular from time to time has authorized the repurchase of U.S. Cellular Common Shares not owned by TDS. In 2000, U.S. Cellular authorized the repurchase of up to 4.2 million Common Shares through three separate 1.4 million share programs. U.S. Cellular may use repurchased shares to fund acquisitions and for other corporate purposes. The final 1.4 million share authorization expired in December 2003.

In 2003, no U.S. Cellular Common Shares were repurchased and 32,068 treasury shares were issued pursuant to certain employee and non-employee benefit plans.

In 2002, no U.S. Cellular Common Shares were repurchased and 69,000 treasury shares were issued pursuant to certain employee and non-employee benefit plans.

In 2001, U.S. Cellular paid $29.9 million to repurchase 643,100 of its Common Shares and an additional $11.0 million in January 2001 related to December 2000 repurchases. U.S. Cellular issued 818,000 treasury shares to satisfy retirements of convertible debt securities and pursuant to certain employee benefit plans.

The Board of Directors of U.S. Cellular has also authorized the repurchase of a limited amount of common shares on a quarterly basis, primarily for use in the employee benefit plans.

Accumulated Other Comprehensive Income

The cumulative balance of unrealized gains and (losses) on securities and derivative instruments and related income tax effects included in Accumulated other comprehensive income are as follows:

Year Ended December 31,	2003	2002
(Dollars in thousands)		
Balance, beginning of year	$ 10,307	$ (78,997)
Add (Deduct):		
Unrealized gains (losses) on marketable equity securities	74,227	(86,428)
Income (tax) benefit	(29,327)	35,326
Net unrealized gains (losses)	44,900	(51,102)
Deduct (Add):		
Recognized (losses) on marketable equity securities	(200)	(244,699)
Income tax benefit	79	99,112
Net recognized gains (losses) from Marketable Equity Securities included in Net Income	(121)	(145,587)
	45,021	94,485
Unrealized loss on derivative instruments	(28,539)	(5,181)
Net change in unrealized gains (losses) included in Comprehensive Income	16,482	89,304
Balance, end of year	$ 26,789	$ 10,307
Accumulated Unrealized Loss on Derivative Instruments		
Balance, beginning of year	$ (5,181)	$ —
Add (Deduct):		
Unrealized (loss) on derivative instruments	(28,539)	(5,181)
Balance, end of year	$(33,720)	$ (5,181)

NOTE 18 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular's selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Such billings are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in the accompanying financial statements on a basis which is representative of what they would have been if U.S. Cellular operated on a stand-alone basis. Billings to U.S. Cellular from TDS totaled $65.8 million, $56.8 million and $55.7 million in 2003, 2002 and 2001, respectively.

In August 2002, U.S. Cellular entered into a loan agreement with TDS under which it borrowed $105 million, which was used to purchase USCOC of Chicago. The loan bears interest at an annual rate of 8.1%, payable quarterly, and becomes due in August 2008, with prepayments optional. The loan was subordinated to the 2002 Revolving Credit Facility until December 19, 2003. The terms of the loan do not contain restrictive covenants that are greater than those included in U.S. Cellular's senior debt, except that the loan agreement provides that U.S. Cellular may not incur senior debt in an aggregate principal amount in excess of $325 million unless it obtains the consent of TDS as a lender. U.S. Cellular's Board of Directors, including independent directors, approved the terms of this loan and determined that such terms were fair to U.S. Cellular and all of its shareholders. On January 9, 2004, U.S. Cellular notified TDS of its intent to repay this note on February 9, 2004.

U.S. Cellular has a Cash Management Agreement with TDS under which U.S. Cellular may from time to time deposit its excess cash with TDS for investment under TDS's cash management program. Deposits made under the agreement are available to U.S. Cellular on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. Interest income from such deposits was $94,000, $209,000 and $1.5 million in 2003, 2002 and 2001, respectively.

NOTE 19 COMMITMENTS AND CONTINGENCIES

Construction and Expansion

U.S. Cellular's anticipated capital expenditures requirements for 2004 primarily reflect plans for construction, system expansion, the buildout of certain of its personal communication service licensed areas and additional expenditures related to its plans to migrate to a single digital equipment platform. U.S. Cellular's estimated capital spending for 2004 is $610 million to $630 million. These expenditures primarily address the following needs:

- Expand and enhance U.S. Cellular's coverage in its service areas.
- Provide additional capacity to accommodate increased network usage by current customers.
- Build out certain licensed areas acquired in 2001, 2002 and 2003.
- Addition of digital service capabilities to its systems, including completing the migration toward a single digital equipment platform, Code Division Multiple Access ("CDMA"), from a mixture of CDMA and another digital technology, Time Division Multiple Access.
- Enhance U.S. Cellular's retail store network and office systems.

U.S. Cellular's overlay of existing technologies with CDMA is largely completed, and when the project is fully completed in 2004 it anticipates total expenditures related to the project to be no more than $300 million. U.S. Cellular will utilize CDMA technology in building out the licenses it has acquired and expects to acquire in the future from AT&T Wireless.

The cost estimates for the CDMA migration project have been revised from the original estimate of $400 million to $450 million to reflect divestitures of markets, more favorable pricing than expected and additional efficiencies in the conversion process. U.S. Cellular has contracted with multiple infrastructure vendors to provide a substantial portion of the equipment related to the conversion.

U.S. Cellular expects capital expenditures related to the buildout of the licensed areas it acquired in 2001 through 2003, including those in the AT&T Wireless exchange transaction, to be substantial. U.S. Cellular plans to build networks to serve these licensed areas and launch commercial service in these areas over the next several years. Approximately $100 million of the estimated capital spending for 2004 is allocated to the buildout of certain of these licenses, and U.S. Cellular expects a significant portion of its capital spending over the next few years to be related to the buildout of its wireless licensed areas.

Lease Commitments

U.S. Cellular and certain of its majority-owned partnerships and subsidiaries lease certain office and cell site locations under operating leases. Future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2003 are as follows:

	Minimum Future Rentals
(Dollars in thousands)	
2004	$62,227
2005	54,735
2006	45,939
2007	34,346
2008	22,354
Thereafter	$65,856

Rent expense totaled $52.2 million, $57.2 million and $35.4 million in 2003, 2002 and 2001, respectively.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34." This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees, including certain indemnifications. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee if that amount is reasonably estimable, and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability are to be applied on a prospective basis to guarantees issued or modified on or after January 1, 2003. The initial adoption of this statement on January 1, 2003, did not have a material impact on results of operations, financial position or cash flows. Guarantees issued or modified after January 1, 2003, are recognized at their fair value in the financial statements.

Indemnifications

U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. These include certain asset sales and financings with other parties. The terms of the indemnification vary by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific; however, these agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

Legal Proceedings

U.S. Cellular is involved in legal proceedings before the Federal Communications Commission and various state and federal courts from time to time. Management does not believe that any of such proceedings will have a materially adverse impact on the financial position, results of operations or cash flows of U.S. Cellular.

NOTE 20 SUBSEQUENT EVENTS

U.S. Cellular completed the sale of its southern Texas wireless markets to AT&T Wireless and received $97.6 million including a preliminary working capital adjustment on February 18, 2004.

On February 9, 2004, U.S. Cellular paid in full, the $105 million 8.1% intercompany note due in 2008 to Telephone and Data Systems, Inc. The payment was funded using U.S. Cellular's $700 million revolving credit facility.

REPORT OF MANAGEMENT

Management of United States Cellular Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America, and in management's opinion are fairly presented. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

Management of United States Cellular has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting.

The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. Management monitors the system of internal control for compliance, considers recommendations for improvements and updates such policies and procedures as necessary. Monitoring includes an internal auditing program to independently assess the effectiveness of the internal controls and recommend possible improvements thereto. Management believes that United States Cellular's system of internal control is adequate to accomplish the objectives discussed herein. The concept of reasonable assurance recognizes that the costs of a system of internal accounting control should not exceed, in management's judgment, the benefits to be derived.

The consolidated financial statements of United States Cellular have been audited by PricewaterhouseCoopers LLP.

John E. Rooney	Kenneth R. Meyers	Thomas S. Weber
President	Executive Vice President-Finance and Treasurer	Vice President and Controller
(Chief Executive Officer)	(Chief Financial Officer)	(Principal Accounting Officer)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of United States Cellular Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, common shareholders' equity and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation, an 82.1% owned subsidiary of Telephone and Data Systems, Inc., and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated statements of operations, common shareholders' equity and cash flows of the Company for the year ended December 31, 2001, prior to the revisions discussed in Notes 1 and 4 to the financial statements, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on the consolidated statements of operations, common shareholders' equity and cash flows in their report dated January 25, 2002.

As disclosed in Note 1, the Company has restated its financial statements as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003, to reflect the effects of retroactively changing the classification of certain goodwill to investment in licenses effective upon the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002.

As disclosed in Note 1, in 2003 and 2002 the Company changed the manner in which it accounts for certain items. On January 1, 2003 the Company changed the manner in which it accounts for asset retirement costs as a result of the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations." Also, as disclosed in Note 1, in 2003 the Company changed the manner in which it classifies certain revenues and expenses related to customer retention. On January 1, 2002, the Company changed the manner in which it accounts for goodwill and other intangible assets as a result of the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." Also on January 1, 2002, the Company changed the method in which it accounts for the direct incremental deferred costs related to wireless customer activations. Finally, during 2002 the Company changed the manner in which it presents losses on debt retirements as a result of the adoption of SFAS No. 145, "Rescission of SFAS No. 4, 44 and 64, Amendment of FAS 13, and Technical Corrections."

As discussed above, the consolidated statements of operations, common shareholders' equity and cash flows of the Company for the year ended December 31, 2001, were audited by other independent accountants who have ceased operations. As described in Note 1, these financial statements include the transitional disclosures required by SFAS No. 143, "Accounting for Asset Retirement Obligations" and have been revised to reclassify losses resulting from debt retirements as a component of income (loss) from continuing operations in accordance with the provisions of SFAS No. 145, "Rescission of SFAS No. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections." Also, as described in Notes 1 and 4, these financial statements have been revised to separately reflect the amounts that represent goodwill, and to include the transitional disclosures required by SFAS No. 142, "Goodwill and Other Intangible Assets." Finally, as described in Note 1, the 2001 statement of operations has been revised to reclassify certain costs related to customer retention as cost of equipment sold. We audited the adjustments and transitional disclosures described in Notes 1 and 4 that were applied to revise the 2001 financial statements. In our opinion, the revisions and transitional disclosures for 2001 included in Notes 1 and 4 are appropriate and the adjustments described in Notes 1 and 4 are appropriate and have been properly applied. However we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and transitional disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois

February 2, 2004, except as to Note 20, as to which the date is February 18, 2004, except as to the Reclassifications section of Note 1, as to which the date is March 9, 2004, and except as to the Restatement section of Note 1, as to which the date is May 7, 2004

COPY OF PREVIOUSLY ISSUED REPORT OF INDEPENDENT ACCOUNTANTS

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. THESE INDEPENDENT ACCOUNTANTS HAVE CEASED OPERATIONS, AND HAVE NOT REISSUED THEIR REPORT IN CONJUNCTION WITH THIS ANNUAL REPORT. THEIR REPORT IS INCLUDED IN THE ANNUAL REPORT AS PERMITTED BY RULE 2-02(E) OF REGULATION S-X OF THE SECURITIES AND EXCHANGE COMMISSION. AS DESCRIBED IN NOTE 1, THE CONSOLIDATED STATEMENT OF OPERATIONS, COMMON SHAREHOLDERS' EQUITY AND CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2001 INCLUDE THE TRANSITIONAL DISCLOSURES REQUIRED BY STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NO. 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS." ALSO, AS DESCRIBED IN NOTE 1, THESE FINANCIAL STATEMENTS HAVE BEEN RECLASSIFIED TO CONFORM THE PRESENTATION OF CERTAIN COSTS RELATED TO CUSTOMER RETENTION AS COST OF EQUIPMENT SOLD. ALSO, AS DESCRIBED IN NOTES 1 AND 4, THESE FINANCIAL STATEMENTS HAVE BEEN REVISED TO SEPARATELY REFLECT AMOUNTS THAT REPRESENT GOODWILL AND TO INCLUDE TRANSITIONAL DISCLOSURES REQUIRED BY SFAS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS," WHICH WAS ADOPTED BY U.S. CELLULAR AS OF JANUARY 1, 2002. ALSO, AS DESCRIBED IN NOTE 1, THESE FINANCIAL STATEMENTS HAVE BEEN REVISED TO CLASSIFY LOSSES RESULTING FROM DEBT RETIREMENTS AS A COMPONENT OF INCOME (LOSS) FROM CONTINUING OPERATIONS IN ACCORDANCE WITH THE PROVISIONS OF SFAS NO. 145, "RESCISSION OF SFAS NO. 4, 44 AND 64, AMENDMENT OF FAS 13, AND TECHNICAL CORRECTIONS," WHICH WAS ADOPTED BY U.S. CELLULAR DURING 2002. THE ARTHUR ANDERSEN REPORT DOES NOT EXTEND TO THESE CHANGES TO THE CONSOLIDATED STATEMENT OF OPERATIONS, COMMON SHAREHOLDERS' EQUITY AND CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2001. THE ADJUSTMENTS TO THESE FINANCIAL STATEMENTS WERE REPORTED ON BY PRICEWATERHOUSECOOPERS LLP AS STATED IN THEIR REPORT APPEARING HEREIN.

We have audited the accompanying consolidated balance sheets of United States Cellular Corporation (a Delaware corporation and an 82.2%-owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of U.S. Cellular's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United States Cellular Corporation and Subsidiaries as of December 31, 2001 and 2000, the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 of Notes to Consolidated Financial Statements, effective January 1, 2000, U.S. Cellular changed certain of its accounting principles for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements."

Arthur Andersen LLP

Arthur Andersen LLP
Chicago, Illinois
January 25, 2002

The consolidated balance sheets at December 31, 2001 and 2000 and the consolidated statements of operations, common shareholders' equity and cash flows for the years ended December 31, 2000 and 1999 are not required to be presented in the 2003 Annual Report.

Year Ended or at December 31,	2003 (as restated)[a]	2002 (as restated)[a]	2001	2000	1999
(Dollars in thousands, except per share and per customer amounts)					
Market and Customer Statistics					
Consolidated markets[b]	**235**	210	204	176	180
Wireless customers	**4,409,000**	4,103,000	3,461,000	3;061,000	2,602,000
Total Population[c]	**46,267,000**	41,048,000	28,632,000	24,912,000	24,861,000
Market penetration	**9.53%**	10.00%	12.09%	12.29%	10.47%
Net customer additions – marketing	**447,000**	310,000	354,000	483,000	404,000
Post-pay churn rate per month	**1.5%**	1.8%	1.7%	1.8%	1.9%
Average monthly service revenue per customer[d]	**$ 47.38**	$ 47.25	$ 46.28	$ 49.21	$ 53.71
Average monthly local minutes of use per customer	**422**	304	216	157	115
Marketing cost per gross customer addition	**$ 380**	$ 365	$ 322	$ 330	$ 346
Operating Statistics					
System operations expense per customer per month	**$ 11.26**	$ 11.09	$ 10.67	$ 10.43	$ 12.96
As a percent of service revenues	**23.8%**	23.5%	23.1%	21.2%	24.1%
Cell sites in service	**4,184**	3,914	2,925	2,501	2,300
Capital expenditures and system development costs	**$ 632,526**	$ 730,645	$ 503,334	$ 305,417	$ 277,450
General and administrative expense per customer per month	**$ 13.40**	$ 11.70	$ 11.01	$ 10.85	$ 11.47
As a percent of service revenues	**27.0%**	24.8%	23.8%	22.1%	21.4%
Number of employees	**6,225**	6,100	5,150	5,250	4,800
Operating income (loss)	**$ 118,983**	$ 281,166	$ 317,212	$ 292,313	$ 255,842
Operating income (loss) as a percent of service revenues	**4.9%**	13.4%	17.4%	17.7%	16.8%
Balance Sheet Information					
Property, plant and equipment before depreciation	**$3,441,177**	$3,085,583	$2,253,016	$1,801,377	$1,579,278
Investment in licenses and goodwill	**1,619,582**	1,751,941	1,332,766	1,258,573	1,203,420
Total assets	**4,945,747**	4,769,597	3,759,157	3,501,177	3,500,095
Total debt outstanding	**1,252,344**	1,311,660	667,156	503,817	546,322
Common Shares outstanding	**55,046**	55,046	55,046	55,046	54,713
Series A Common Shares outstanding	**33,006**	33,006	33,006	33,006	33,006
Common shareholders' equity	**$2,465,403**	$2,402,377	$2,335,669	$2,214,571	$2,274,641
Return on equity[e]	**2.3%**	(0.8)%	8.0%	10.4%	14.2%

(a) Certain amounts have been restated to reflect changes to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," as discussed in the Restatement section of Note 1 to the consolidated financial statements.

(b) Markets whose results are included in U.S. Cellular's consolidated operating results.

(c) Based on Claritas estimates for the previous year (e.g., 2000 Claritas estimates are used for the 2001 Total Population amount.)

(d) The numerator of this calculation consists of service revenues for the respective 12 month period divided by 12. The denominator consists of the average number of U.S. Cellular wireless customers.

(e) Return on Equity is calculated by dividing Net Income (Loss) before Cumulative Effect of Accounting Change by the average of the beginning and ending Common Shareholders' Equity. These amounts are taken from the consolidated income statement and balance sheets. The result is shown as a percentage.

Effects of 2003 Accounting Changes	Quarter Ended or at March 31, 2003				Quarter Ended or at June 30, 2003			
	As Previously Reported[1]	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated	As Previously Reported[1]	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
(Dollars in thousands, except per share amounts)								
Statements of Operations								
Operating Revenues								
Service	$ 564,601	$ —	$ —	$ 564,601	$ 610,109	$ —	$ —	$ 610,109
Equipment sales[2]	31,313	—	7,860	39,173	29,701	—	6,127	35,828
Total Operating Revenues	595,914	—	7,860	603,774	639,810	—	6,127	645,937
Operating Expenses								
System operations	137,965	—	—	137,965	147,032	—	—	147,032
Cost of equipment sold[2]	64,765	—	23,878	88,643	57,362	—	22,218	79,580
Selling, general and administrative[2]	266,370	—	(16,018)	250,352	274,186	—	(16,091)	258,095
Depreciation	94,900	—	—	94,900	87,463	—	—	87,463
Amortization and accretion	14,677	—	—	14,677	17,231	—	—	17,231
Loss on impairment of intangible assets[3]	—	—	—	—	—	49,595	—	49,595
Loss on assets held for sale[3]	23,500	(1,939)	—	21,561	3,500	—	—	3,500
Total Operating Expenses	602,177	(1,939)	7,860	608,098	586,774	49,595	6,127	642,496
Operating Income	(6,263)	1,939	—	(4,324)	53,036	(49,595)	—	3,441
Loss on marketable equity securities and other investments	(3,500)	—	—	(3,500)	—	—	—	—
Income tax expense (benefit)	(1,149)	761	—	(388)	21,656	(19,590)	—	2,066
Income (loss) before cumulative effect of accounting change	(14,658)	1,178	—	(13,480)	28,311	(30,005)	—	(1,694)
Cumulative effect of accounting change	(14,346)	—	—	(14,346)	—	—	—	—
Net income (loss)	$ (29,004)	$ 1,178	$ —	$ (27,826)	$ 28,311	$ (30,005)	$ —	$ (1,694)
Weighted Average Shares Outstanding (000s)	86,121	—	—	86,121	86,134	—	—	86,134
Basic Earnings Per Share:								
Income (loss) before cumulative effect of accounting change	$ (0.17)	$ 0.02	$ —	$ (0.15)	$ 0.33	$ (0.35)	$ —	$ (0.02)
Cumulative effect of accounting change	(0.17)	—	—	(0.17)	—	—	—	—
Net income (loss)	$ (0.34)	$ 0.02	$ —	$ (0.32)	$ 0.33	$ (0.35)	$ —	$ (0.02)
Diluted Earnings Per Share:								
Income (loss) before cumulative effect of accounting change	$ (0.17)	$ 0.02	$ —	$ (0.15)	$ 0.33	$ (0.35)	$ —	$ (0.02)
Cumulative effect of accounting change	(0.17)	—	—	(0.17)	—	—	—	—
Net income (loss)	$ (0.34)	$ 0.02	$ —	$ (0.32)	$ 0.33	$ (0.35)	$ —	$ (0.02)
Balance Sheets								
Licenses	$ 979,760	$ 186,882	$ —	$1,166,642	$ 979,759	$ 137,287	$ —	$1,117,046
Goodwill	546,702	(115,187)	—	431,515	547,663	(115,187)	—	432,476
Total Assets	$4,726,529	$ 71,695	$ —	$4,798,224	$4,819,764	$ 22,100	$ —	$4,841,864
Net deferred income tax liability	$ 415,115	$ 83,174	$ —	$ 498,289	$ 436,956	$ 63,584	$ —	$ 500,540
Retained earnings	1,097,750	(11,479)	—	1,086,271	1,126,061	(41,484)	—	1,084,577
Total Liabilities and Shareholders' Equity	$4,726,529	$ 71,695	$ —	$4,798,224	$4,819,764	$ 22,100	$ —	$4,841,864

Consolidated Quarterly Income Information As Restated (Unaudited)

Effects of 2003 Accounting Changes	Quarter Ended or at September 30, 2003				Quarter Ended or at December 31, 2003			
	As Previously Reported[1]	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated	As Previously Reported[1]	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
(Dollars in thousands, except per share amounts)								
Statements of Operations								
Operating Revenues								
Service	$ 628,440	$ —	$ —	$ 628,440	$ 620,639	$ —	$ —	$ 620,639
Equipment sales[2]	28,903	—	7,633	36,536	41,749	—	5,708	47,457
Total Operating Revenues	657,343	—	7,633	664,976	662,388	—	5,708	668,096
Operating Expenses								
System operations	153,724	—	—	153,724	137,438	—	—	137,438
Cost of equipment sold[2]	53,383	—	25,543	76,926	73,029	—	36,972	110,001
Selling, general and administrative[2]	252,483	—	(15,910)	236,573	290,899	—	(31,264)	259,635
Depreciation	90,171	—	—	90,171	102,235	—	—	102,235
Amortization and accretion	13,463	—	—	13,463	12,193	—	—	12,193
Loss on impairment of intangible assets[3]	—	—	—	—	—	—	—	—
Loss on assets held for sale[3]	(1,442)	—	—	(1,442)	22,289	—	—	22,289
Total Operating Expenses	561,782	—	7,633	569,415	638,083	—	5,708	643,791
Operating Income	95,561	—	—	95,561	24,305	—	—	24,305
Loss on marketable equity securities and other investments	—	—	—	—	(1,700)	—	—	(1,700)
Income tax expense (benefit)	46,760	(10,713)	—	36,047	(493)	—	—	(493)
Income (loss) before cumulative effect of accounting change	40,901	10,713	—	51,614	20,566	—	—	20,566
Cumulative effect of accounting change	—	—	—	—	—	—	—	—
Net income (loss)	$ 40,901	$ 10,713	$ —	$ 51,614	$ 20,566	$ —	$ —	$ 20,566
Weighted Average Shares Outstanding (000s)	86,142	—	—	86,142	86,148	—	—	86,148
Basic Earnings Per Share:								
Income (loss) before cumulative effect of accounting change	$ 0.47	$ 0.13	$ —	$ 0.60	$ 0.24	$ —	$ —	$ 0.24
Cumulative effect of accounting change	—	—	—	—	—	—	—	—
Net income (loss)	$ 0.47	$ 0.13	$ —	$ 0.60	$ 0.24	$ —	$ —	$ 0.24
Diluted Earnings Per Share:								
Income (loss) before cumulative effect of accounting change	$ 0.47	$ 0.12	$ —	$ 0.59	$ 0.24	$ —	$ —	$ 0.24
Cumulative effect of accounting change	—	—	—	—	—	—	—	—
Net income (loss)	$ 0.47	$ 0.12	$ —	$ 0.59	$ 0.24	$ —	$ —	$ 0.24
Balance Sheets								
Licenses	$1,111,780	$ 137,287	$ —	$1,249,067	$1,052,039	$ 137,287	$ —	$1,189,326
Goodwill	549,780	(115,187)	—	434,593	545,443	(115,187)	—	430,256
Total Assets	$4,772,072	$ 22,100	$ —	$4,794,172	$4,923,647	$ 22,100	$ —	$4,945,747
Net deferred income tax liability	$ 476,820	$ 52,871	$ —	$ 529,691	$ 443,033	$ 52,871	$ —	$ 495,904
Retained earnings	1,166,962	(30,771)	—	1,136,191	1,187,526	(30,771)	—	1,156,755
Total Liabilities and Shareholders' Equity	$4,772,072	$ 22,100	$ —	$4,794,172	$4,923,647	$ 22,100	$ —	$4,945,747

Consolidated Quarterly Income Information As Restated (Unaudited)

Effects of 2002 Accounting Changes	Quarter Ended or at March 31, 2002				Quarter Ended or at June 30, 2002			
	As Previously Reported[1]	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated	As Previously Reported[1]	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
(Dollars in thousands, except per share amounts)								
Statements of Operations								
Operating Revenues								
Service	$ 461,113	$ —	$ —	$ 461,113	$ 501,153	$ —	$ —	$ 501,153
Equipment sales[2]	17,307	—	—	17,307	23,186	—	—	23,186
Total Operating Revenues	478,420	—	—	478,420	524,339	—	—	524,339
Operating Expenses								
System operations	107,921	—	—	107,921	118,138	—	—	118,138
Cost of equipment sold[2]	30,367	—	8,416	38,783	36,588	—	9,464	46,052
Selling, general and administrative[2]	187,704	—	(8,416)	179,288	191,932	—	(9,464)	182,468
Depreciation	65,977	—	—	65,977	68,957	—	—	68,957
Amortization and accretion	6,775	—	—	6,775	7,452	—	—	7,452
Total Operating Expenses	398,744	—	—	398,744	423,067	—	—	423,067
Operating Income	79,676	—	—	79,676	101,272	—	—	101,272
Loss on marketable equity securities and other investments	—	—	—	—	(244,699)	—	—	(244,699)
Income (loss) before cumulative effect of accounting change	44,393	—	—	44,393	(88,382)	—	—	(88,382)
Cumulative effect of accounting change[3]	4,097	(12,657)	—	(8,560)	—	—	—	—
Net income (loss)	$ 48,490	$ (12,657)	$ —	$ 35,833	$ (88,382)	$ —	$ —	$ (88,382)
Weighted Average Shares Outstanding (000s)	86,053	—	—	86,503	86,083	—	—	86,083
Basic Earnings Per Share:								
Income (loss) before cumulative effect of accounting change	$ 0.52	$ —	$ —	$ 0.52	$ (1.03)	$ —	$ —	$ (1.03)
Cumulative effect of accounting change	0.04	(0.13)	—	(0.09)	—	—	—	—
Net income (loss)	$ 0.56	$ (0.13)	$ —	$ 0.43	$ (1.03)	$ —	$ —	$ (1.03)
Diluted Earnings Per Share:								
Income (loss) before cumulative effect of accounting change	$ 0.51	$ —	$ —	$ 0.51	$ (1.03)	$ —	$ —	$ (1.03)
Cumulative effect of accounting change	0.05	(0.14)	—	(0.09)	—	—	—	—
Net income (loss)	$ 0.56	$ (0.14)	$ —	$ 0.42	$ (1.03)	$ —	$ —	$ (1.03)
Balance Sheets								
Licenses	$ 874,764	$ 208,641	$ —	$1,083,405	$ 877,195	$ 208,641	$ —	$1,085,836
Goodwill	473,975	(138,885)	—	335,090	473,975	(138,885)	—	335,090
Total Assets	$3,715,331	$ 69,756	$ —	$3,785,087	$3,734,886	$ 69,756	$ —	$3,804,642
Net deferred income tax liability	$ 368,253	$ 82,413	$ —	$ 450,666	$ 387,896	$ 82,413	$ —	$ 470,309
Retained earnings	1,189,531	(12,657)	—	1,176,874	1,101,150	(12,657)	—	1,088,493
Total Liabilities and Shareholders' Equity	$3,715,331	$ 69,756	$ —	$3,785,087	$3,734,886	$ 69,756	$ —	$3,804,642

Consolidated Quarterly Income Information As Restated (Unaudited)

Effects of 2002 Accounting Changes

(Dollars in thousands, except per share amounts)	Quarter Ended or at September 30, 2002 As Previously Reported[1]	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated	Quarter Ended or at December 31, 2002 As Previously Reported[1]	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Statements of Operations								
Operating Revenues								
Service	$ 561,240	$ —	$ —	$ 561,240	$ 575,387	$ —	$ —	$ 575,387
Equipment sales[2]	18,546	—	6,485	25,031	26,546	—	6,623	33,169
Total Operating Revenues	579,786	—	6,485	586,271	601,933	—	6,623	608,556
Operating Expenses								
System operations	136,367	—	—	136,367	130,324	—	—	130,324
Cost of equipment sold[2]	51,595	—	19,755	71,370	66,733	—	19,585	86,318
Selling, general and administrative[2]	226,251	—	(13,290)	212,961	268,238	—	(12,962)	255,276
Depreciation	93,355	—	—	93,355	83,704	—	—	83,704
Amortization and accretion	9,521	—	—	9,521	15,413	—	—	15,413
Total Operating Expenses	517,089	—	6,485	523,574	564,412	—	6,623	571,035
Operating Income	62,697	—	—	62,697	37,521	—	—	37,521
Loss on marketable equity securities and other investments	(34,210)	—	—	(34,210)	(16,545)	—	—	(16,545)
Income (loss) before cumulative effect of accounting change	10,975	—	—	10,975	14,629	—	—	14,629
Cumulative effect of accounting change[3]	—	—	—	—	—	—	—	—
Net income (loss)	$ 10,975	$ —	$ —	$ 10,975	$ 14,629	$ —	$ —	$ 14,629
Weighted Average Shares Outstanding (000s)	86,095	—	—	86,095	86,113	—	—	86,113
Basic Earnings Per Share:								
Income (loss) before cumulative effect of accounting change	$ 0.13	$ —	$ —	$ 0.13	$ 0.17	$ —	$ —	$ 0.17
Cumulative effect of accounting change	—	—	—	—	—	—	—	—
Net income (loss)	$ 0.13	$ —	$ —	$ 0.13	$ 0.17	$ —	$ —	$ 0.17
Diluted Earnings Per Share:								
Income (loss) before cumulative effect of accounting change	$ 0.13	$ —	$ —	$ 0.13	$ 0.17	$ —	$ —	$ 0.17
Cumulative effect of accounting change	—	—	—	—	—	—	—	—
Net income (loss)	$ 0.13	$ —	$ —	$ 0.13	$ 0.17	$ —	$ —	$ 0.17
Balance Sheets								
Licenses	$1,040,840	$ 208,641	$ —	$1,249,481	$1,038,556	$ 208,641	$ —	$1,247,197
Goodwill	629,541	(138,885)	—	490,656	643,629	(138,885)	—	504,744
Total Assets	$4,454,754	$ 69,756	$ —	$4,524,510	$4,699,841	$ 69,756	$ —	$4,769,597
Net deferred income tax liability	$ 396,986	$ 82,413	$ —	$ 479,399	$ 359,401	$ 82,413	$ —	$ 441,814
Retained earnings	1,112,125	(12,657)	—	1,099,468	1,126,752	(12,657)	—	1,114,095
Total Liabilities and Shareholders' Equity	$4,454,754	$ 69,756	$ —	$4,524,510	$4,699,841	$ 69,756	$ —	$4,769,597

(1) The amounts as previously reported for the March 31, June 30, and September 30, 2003 and 2002 statements of operations and the 2003 balance sheets are based on amendment No. 2 to the March 31, 2003, June 30, 2003 and September 30, 2003 Quarterly Reports on Form 10-Q filed on March 10, 2004. The March 31, 2002, June 30, 2002 and September 30, 2002 balance sheet amounts have been adjusted to reflect a change in method of accounting for commission expense related to customer activations as described in the Cumulative Effect of Accounting Changes section of Note 1 "Summary of Significant Accounting Policies."

(2) Prior to the fourth quarter of 2003, costs for equipment sold to retain current customers were included in selling, general and administrative expense. Prior to the fourth quarter of 2003 and in part of 2002, these costs were partially offset by equipment sales revenues received from these customers. In part of 2002 and all of 2001, equipment sales revenues related to retaining current customers were included in equipment sales revenues. In the fourth quarter of 2003, U.S. Cellular changed its policy for classifying retention costs and has reclassified the equipment sales revenue and cost of equipment sold related to the retention of current customers out of selling, general and administrative expense into equipment sales revenues and cost of equipment sold, respectively, for each of the periods presented.

(3) Prior to January 1, 2002, U.S. Cellular allocated the excess of purchase price over tangible assets and liabilities acquired to investment in licenses and goodwill. At that time, the accounting treatment for U.S. Cellular's investment in licenses and goodwill was the same for book purposes, with both asset classes amortized over an expected life of 40 years. However, no deferred taxes were provided on the amounts allocated to goodwill.

Based upon a subsequent review of goodwill, U.S. Cellular has restated the allocation of $138.9 million of purchase price recorded as goodwill to investment in licenses as of January 1, 2002, the date of the adoption of SFAS No. 142. In connection with this restatement, an additional deferred tax liability of $90.7 million was recorded as of January 1, 2002. The additional deferred tax liability recorded in conjunction with this restatement increased the carrying value of U.S. Cellular's investment in licenses by a corresponding $90.7 million. Following these adjustments, U.S. Cellular reperformed the impairment tests for its investment in licenses as of January 1, 2002, and recorded an impairment loss upon $12.7 million ($20.9 million before income taxes of $8.2 million). This impairment has been recorded as a cumulative effect of an accounting change at January 1, 2002, the date of the adoption of SFAS 142.

In the first quarter of 2003, U.S. Cellular had recorded a loss on assets held for sale related to the pending disposition of certain wireless properties. The investment in licenses upon which the impairment was recorded in the first quarter of 2002 included the investment in licenses of these properties. As a result, a portion of the originally recognized loss on assets held for sale in the first quarter of 2003 was recognized in the first quarter of 2002. Consequently, loss on assets held for sale in 2003 has been reduced by $1.9 million, before income taxes of $0.8 million. In the third quarter of 2003, U.S. Cellular had originally recorded an income tax expense upon the closing of the disposition of such wireless properties. This tax expense has been reduced due to the reversal of additional deferred tax liabilities that were recorded with respect to the wireless properties exchanged in conjunction with the restatement from goodwill to investment in licenses. Consequently, income tax expense in 2003 has been reduced by $10.7 million.

In addition, as a result of the restatement discussed above, U.S. Cellular also reperformed the annual impairment test for its investment in licenses for 2003, which was originally performed during the second quarter of 2003. This resulted in the recognition of an additional impairment loss of $49.6 million, before income taxes of $19.6 million. This additional loss has been recorded in the second quarter of 2003.

STOCK AND DIVIDEND INFORMATION

U.S. Cellular's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of April 30, 2004, the Company's Common Shares were held by 457 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

The high and low sales prices of the Common Shares as reported by the American Stock Exchange were as follows:

	2003 Common Shares		2002 Common Shares	
Calendar Period	High	Low	High	Low
First Quarter	$26.96	$21.40	$45.50	$34.49
Second Quarter	27.21	22.37	42.15	24.90
Third Quarter	31.10	25.55	33.25	22.97
Fourth Quarter	$35.66	$28.90	$31.03	$23.80

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

INVESTOR RELATIONS

Our annual report, Form 10-K, prospectuses and news releases are available to our investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. In addition, questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

United States Cellular Corporation
Gerry Mundt, Accounting Manager – External Reporting
8410 West Bryn Mawr Avenue, Suite 700
Chicago, Illinois 60631
773.399.8900 • 773.399.8936 (fax)

General inquiries by our investors, securities analysts and other members of the investment community should be directed to:

Kenneth R. Meyers, Executive Vice President – Finance
(Chief Financial Officer) and Treasurer
United States Cellular Corporation
773.399.8900 • 773.399.8936 (fax)

Mark A. Steinkrauss, Vice President – Corporate Relations
Telephone and Data Systems, Inc.
312.592.5384 • 312.630.1908 (fax)
mark.steinkrauss@teldta.com

ANNUAL MEETING

U.S. Cellular's annual meeting of shareholders is scheduled to be held on June 29, 2004, at 8:30 a.m. Central Time in Chicago, Illinois.

U.S. Cellular

8410 West Bryn Mawr Avenue
Chicago, Illinois 60631
Telephone: 773.399.8900
Fax: 773.399.8936

www.uscellular.com